                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-81160

                                 MARCH 28, 2002

PROSPECTUS

[RENT-A-CENTER LOGO]

EXCHANGE OFFER FOR
$275,000,000
11% SENIOR SUBORDINATED NOTES DUE 2008, SERIES D

GUARANTEED BY
COLORTYME, INC.
ADVANTAGE COMPANIES, INC.

                            Terms of Exchange Offer

- Expires 5:00 p.m., New York City time, April 29, 2002, unless extended

- Not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission

- The notes to be issued shall be exchanged for up to all of our outstanding 11% Senior Subordinated Notes due 2008 issued under an indenture we entered into in 1998 and our outstanding 11% Senior Subordinated Notes due 2008, Series C issued under an indenture we entered into in 2001

- All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

- Tenders of outstanding notes may be withdrawn any time prior to the expiration of the exchange offer

- The exchange of notes should not be a taxable exchange for U.S. federal income tax purposes

- We will not receive any proceeds from the exchange offer

- The terms of the exchange notes to be issued are substantially identical to the outstanding 1998 and 2001 notes, except for certain transfer restrictions and registration rights relating to the outstanding 2001 notes

SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE NOTES TO BE DISTRIBUTED IN THE EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY RENT-A-CENTER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF RENT-A-CENTER SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Forward-Looking Statements............   ii
Prospectus Summary....................    1
Risk Factors..........................   12
Use of Proceeds of the Exchange
  Notes...............................   17
Capitalization........................   18
The Exchange Offer....................   19
Selected Historical Consolidated
  Financial Data......................   29
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   31
Business..............................   45
Description of Certain Debt...........   58

                                        PAGE
                                        ----
Description of the Notes and
  Guarantees..........................   61
2001 Notes Exchange and Registration
  Rights Agreement....................  103
Certain U.S. Federal Income Tax
  Consequences........................  106
Plan of Distribution..................  107
Independent Certified Public
  Accountants.........................  108
Legal Matters.........................  108
Where Can You Find More Information...  108
Incorporation of Certain Documents by
  Reference...........................  109
Index to Financial Statements.........  F-1

     This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request to the Chief Financial Officer of Rent-A-Center, Inc., 5700 Tennyson Parkway, Third Floor, Plano, Texas 75024, telephone (972) 801-1100. To obtain timely delivery, you must make your request no later than five days before the date you must make your decision to participate in the exchange offer, or April 24, 2002.

                           FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical facts, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "would," "expect," "intend," "could," "estimate," "should," "anticipate" or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

     - uncertainties regarding the ability to open new stores;

     - our ability to acquire additional rent-to-own stores on favorable terms;

     - the ability to enhance the performance of these acquired stores;

     - our ability to control store level costs and implement our margin enhancement initiatives;

     - our ability to realize benefits from our margin enhancement initiatives;

     - the results of our litigation;

     - the passage of legislation adversely affecting the rent-to-own industry;

     - interest rates;

     - our ability to collect on our rental purchase agreements;

     - our ability to effectively hedge interest rates on our outstanding debt;

     - changes in our effective tax rate;

     - the aggregate amount of old notes tendered for exchange notes in the exchange offer;

     - the liquidity of our exchange notes; and

     - the other risks detailed from time to time in our Securities and Exchange Commission reports.

     Additional factors that could cause our actual results to differ materially from our expectations are discussed under the section entitled "Risk Factors" and elsewhere in this prospectus. You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all material features of the exchange offer or all of the information that may be important to you. For a more complete understanding of the exchange offer, we encourage you to read the entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements elsewhere in this prospectus. Unless otherwise indicated, "we," "us" and "our" means Rent-A-Center, Inc. and our wholly-owned subsidiaries. The term "1998 notes" refers to our outstanding 11% Senior Subordinated Notes due 2008, which we issued under an indenture we entered into in 1998. The term "2001 notes" refers to our outstanding 11% Senior Subordinated Notes due 2008, Series C, which we issued under an indenture we entered into in 2001. The term "exchange notes" refers to the 11% Senior Subordinated Notes due 2008, Series D, which are offered for exchange in this prospectus. The term "old notes" refers, collectively, to the 1998 notes and the 2001 notes, each of which are to be exchanged for exchange notes in the exchange offer.

                               THE EXCHANGE OFFER

EXCHANGE NOTES................   The forms and terms of the exchange notes are
                                 identical in all material respects to the terms of the old notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the 2001 notes. These are described elsewhere in this prospectus under "Description of the Notes and Guarantees" and "2001 Notes Exchange and
                                 Registration Rights Agreement."

OLD NOTES.....................   In February 1999, we issued the 1998 notes in a
                                 transaction registered under the Securities Act of 1933 under an indenture that we entered into in 1998 in exchange for previously issued private notes. On December 19, 2001, we sold in a private transaction the 2001 notes. The 2001 notes were issued under a new indenture, which is substantially similar to the 1998 indenture.
                                 The 2001 notes also contain certain transfer restrictions and registration rights. The 1998 notes and the 2001 notes collectively make up the old notes to be tendered in exchange for the exchange notes offered by this prospectus.

THE EXCHANGE OFFER............   We are offering to exchange up to $175,000,000
                                 of exchange notes for up to $175,000,000 of 1998 notes and up to $100,000,000 of exchange notes for up to $100,000,000 of 2001 notes. The objective of the exchange offer is to create a single series of debt securities having a total outstanding principal amount which is larger than that of either the 1998 notes or the 2001 notes as separate series, thus resulting in greater liquidity for the exchange notes.
                                 However, see "Risk Factors -- Because the total outstanding principal of the exchange notes will include the total outstanding principal amount of the 1998 notes and the 2001 notes, you will experience an immediate dilution of your percentage of ownership of such series." Old notes may be exchanged only in $1,000 increments.

EXPIRATION DATE; WITHDRAWAL OF
TENDER........................   Unless we extend the exchange offer, it will
                                 expire at 5:00 p.m., New York City time, on April 29, 2002. We will not extend this time period to a date later than May 13, 2002. You may withdraw any old notes you tender pursuant to the exchange offer at any time prior to 5:00 p.m., New York City time, on April 29, 2002. We will return, as promptly as practicable after the expiration or termination of the exchange offer, any old notes not accepted for exchange for any reason without expense to you.

CERTAIN CONDITIONS TO THE
EXCHANGE OFFER................   The exchange offer is subject to the following
                                 conditions, which we may waive. These
                                 conditions permit us to refuse acceptance of the old notes or to terminate the exchange offer if:

                                 - a lawsuit is instituted or threatened in a
                                   court or before a government agency which may impair our ability to proceed with the exchange offer;

                                 - a law, statute, rule or regulation is
                                   proposed or enacted or interpreted by the SEC which may impair our ability to proceed with the exchange offer; or

                                 - any governmental approval is not received
                                   which we think is necessary to consummate the exchange offer.

PROCEDURES FOR TENDERING OLD
NOTES.........................   If you wish to accept the exchange offer, you
                                 must complete, sign and date the appropriate letter(s) of transmittal in accordance with the instructions, and deliver the appropriate letter(s) of transmittal, along with the old notes and any other required documentation, to the exchange agent. A separate letter of transmittal must be used for the 1998 notes and the 2001 notes.

                                 By executing the letter(s) of transmittal relating to the old notes, you will represent to us that, among other things:

                                 - any exchange notes you receive will be
                                   acquired in the ordinary course of your
                                   business;

                                 - you have no arrangement or understanding with
                                   any person to participate in the distribution of the exchange notes; and

                                 - you are not an affiliate of Rent-A-Center or,
                                   if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

                                 If you hold your old notes through the
                                 Depository Trust Corporation and wish to participate in the exchange offer, you may do so through the Depository Trust Corporation's Automated Tender Offer Program. By participating in the exchange offer, you will agree to be bound by the appropriate letter(s) of transmittal as though you had executed such respective letter(s) of transmittal.

INTEREST ON THE EXCHANGE
NOTES.........................   Interest on the exchange notes accrues from
                                 February 15, 2002 at the rate of 11% per annum.

PAYMENT OF INTEREST ON THE
EXCHANGE NOTES................   Interest is payable semi-annually in arrears on
                                 each February 15 and August 15, commencing on August 15, 2002.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   If you are a beneficial owner whose old notes
                                 are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender such old notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with our instructions set forth elsewhere in this prospectus.

GUARANTEED DELIVERY
PROCEDURE.....................   If you wish to tender your old notes, you may,
                                 in certain instances, do so according to the guaranteed delivery procedures set forth elsewhere in this prospectus under "The
                                 Exchange Offer -- Guaranteed Delivery
                                 Procedures."

REGISTRATION RIGHTS
AGREEMENT.....................   On December 19, 2001, we sold the 2001 notes
                                 and the related guarantees to the initial purchasers in a transaction exempt from the registration requirements of the Securities
                                 Act. At that time, we entered into a
                                 registration rights agreement with the initial purchasers that grants the holders of the 2001 notes certain exchange and registration rights.
                                 The exchange offer satisfies those rights, which terminate upon consummation of the exchange offer. You will not be entitled to any exchange or registration rights with respect to the exchange notes. Because the 1998 notes were issued pursuant to an effective registration statement, the ability of holders of 1998 notes to reoffer, resell or otherwise dispose of their 1998 notes will not be affected by their failure to participate in the exchange offer.
                                 However, both 1998 notes and 2001 notes that are not tendered in the exchange offer may experience a significantly more limited trading market, which might adversely affect the liquidity of any remaining 1998 notes or 2001 notes. See "Risk Factors -- The market value of your current notes may be lower if you do not exchange your old notes or fail to properly tender your old notes for exchange -- Consequences of Failure to Exchange."

CERTAIN FEDERAL TAX
CONSIDERATIONS................   With respect to the exchange of the old notes
                                 for the exchange notes:

                                 - the exchange should not constitute a taxable
                                   exchange for U.S. federal income tax
                                   purposes;

                                 - you should not recognize gain or loss upon
                                   receipt of the exchange notes;

                                 - you must include interest in gross income to
                                   the same extent as the old notes; and

                                 - you should be able to tack the holding period
                                   of the exchange notes to the holding period of the old notes.

USE OF PROCEEDS...............   We will not receive any proceeds from the
                                 exchange of notes pursuant to the exchange offer.

EXCHANGE AGENT................   We have appointed The Bank of New York as the
                                 exchange agent for the exchange offer. The address and telephone number of the Exchange
                                 Agent are The Bank of New York, 15 Broad
                                 Street, 16th Floor, New York, New York 10007,
                                 Attn: Diane Amoroso -- Reorganization Unit, facsimile (212) 235-2361, telephone (212)
                                 235-2353.

                   TERMS OF THE EXCHANGE NOTES AND GUARANTEES

     Pursuant to the exchange offer, we are offering to exchange up to $275.0 million aggregate principal amount of the exchange notes for up to an equal aggregate principal amount of 1998 notes and 2001 notes. The form and terms of the exchange notes are the same as the form and terms of the 1998 notes, except for the total outstanding principal amount. The form and terms of the exchange notes are the same as the form and terms of the 2001 notes, except for the total outstanding principal amount and except that the exchange notes will have been registered under the Securities Act and will not bear legends restricting their transfer. The holders of exchange notes will not be entitled to certain rights of holders of 2001 notes under the Exchange and Registration Rights Agreement, which rights will terminate upon the consummation of the exchange offer.

     The exchange notes will evidence the same debt of the 1998 notes and the 2001 notes and will be issued under, and be entitled to the benefits of, the indenture, dated December 19, 2001, between us, our subsidiary guarantors and The Bank of New York. This indenture has terms substantially similar to the indenture, dated August 18, 1998, between us, our subsidiary guarantors and The Bank of New York, as successor in interest to IBJ Schroder Bank & Trust Company, which governs the 1998 notes.

ISSUER........................   Rent-A-Center, Inc.

GUARANTORS....................   ColorTyme, Inc. and Advantage Companies, Inc.

SECURITIES OFFERED............   $275,000,000 aggregate principal amount of 11%
                                 Senior Subordinated Notes due 2008, Series D.

MATURITY......................   August 15, 2008.

INTEREST PAYMENT DATES........   February 15 and August 15 of each year,
                                 commencing August 15, 2002.

SINKING FUND..................   None.

OPTIONAL REDEMPTION...........   Except as described below and under "Change of
                                 Control," we may not redeem the exchange notes prior to August 15, 2003. After August 15,
                                 2003, we may redeem any amount of the exchange notes at any time at the redemption prices
                                 (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below.

                                                                                   REDEMPTION
                                            YEAR                                     PRICE
                                            ----                                   ----------
                                            2003.................................   105.500%
                                            2004.................................   103.667%
                                            2005.................................   101.833%
                                            2006 and thereafter..................   100.000%

CHANGE OF CONTROL.............   Upon the occurrence of a change of control, we
                                 will be required to offer to repurchase the exchange notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes and Guarantees -- Change of Control."

RANKING.......................   The exchange notes will be unsecured and will
                                 be subordinated to all existing and future senior indebtedness. The exchange notes will rank pari passu with all existing and future senior subordinated indebtedness and will rank senior to all existing and future subordinated obligations. The exchange notes will be fully and unconditionally guaranteed on an unsecured, senior subordinated basis by our existing and future restricted subsidiaries.

GUARANTEES....................   The exchange notes will be guaranteed by all of
                                 our direct subsidiaries. Future subsidiaries will also be required to guarantee the exchange notes offered hereby, unless we designate the subsidiary as an "unrestricted subsidiary" or the subsidiary has insignificant assets.

RESTRICTIVE COVENANTS.........   The indenture under which the exchange notes
                                 will be issued, and under which the 2001 notes were issued, limits:

                                 - the incurrence of additional indebtedness by
                                   us and our restricted subsidiaries;

                                 - the payment of dividends on, and redemption
                                   of, our capital stock and our restricted subsidiaries' capital stock and the redemption of certain subordinated obligations of ours and our restricted subsidiaries';

                                 - investments;

                                 - sales of assets and subsidiary stock;

                                 - transactions with affiliates;

                                 - sale and leaseback transactions; and

                                 - liens.

                                 In addition, the indenture limits our ability to engage in consolidations, mergers and transfers of substantially all of our assets and also contains certain restrictions on distributions from our subsidiaries. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Description of the Notes and Guarantees -- Certain Covenants."

ABSENCE OF A PUBLIC MARKET FOR
THE EXCHANGE NOTES............   In general, you may freely transfer the
                                 exchange notes. However, there are exceptions to this general statement. Holders may not freely transfer the exchange notes if:

                                 - they acquire the exchange notes outside of
                                   their ordinary course of business;

                                 - they have an arrangement with any person to
                                   participate in the distribution of the
                                   exchange notes; or

                                 - they are an affiliate of Rent-A-Center.

                                 Further, the exchange notes will be new
                                 securities for which there will not initially be a market. As a result, the development or liquidity of any market for the exchange notes may not occur. The initial purchasers of the 2001 notes have advised us that they currently intend to make a market in the exchange notes. However, you should be aware that the initial purchasers are not obligated to do so. In the event such a market may develop, the initial purchasers may discontinue it at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or on any automated dealer quotation system.

                                 RENT-A-CENTER

COMPANY OVERVIEW

     We are the largest rent-to-own operator in the United States with an approximate 29% market share based on store count. At December 31, 2001, we operated 2,281 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, Inc., is a national franchisor of rent-to-own stores. At December 31, 2001, ColorTyme had 342 franchised stores in 42 states, 330 of which operated under the ColorTyme name and 12 of which operated under the Rent-A-Center name. These franchise stores represent a further 4% market share based on store count.

     Our stores offer high quality, durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that typically allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise. We estimate that approximately 62% of our business is from repeat customers. We offer well known brands such as Philips, Sony, JVC, Toshiba and Mitsubishi home electronics, Whirlpool appliances, Dell, Compaq and Hewlett Packard computers and Ashley, England and Benchcraft furniture. For the year ended December 31, 2001, home electronics merchandise generated 41% of our store rental revenue, 32% was derived from furniture and home furnishing accessories, 17% from appliances and 10% from computers.

INDUSTRY OVERVIEW

     According to industry sources and our estimates, the rent-to-own industry consists of approximately 8,000 stores and provides approximately 7.0 million products to over 3.0 million households each year. We estimate the six largest rent-to-own industry participants account for 4,700 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 20 stores. The rent-to-own industry is highly fragmented and, due primarily to the decreased availability of traditional financing sources, has experienced, and we believe will continue to experience, consolidation.

STRATEGY

     Our strategy includes:

     - Enhancing Store Operations -- We continually seek to improve store performance through strategies intended to produce gains in operating efficiency and profitability. We have recently refocused our efforts to control and improve store-level expenses as well as enhance store revenues.

     - Opening New Stores and Acquiring Existing Rent-To-Own Stores -- We intend to expand our business both by opening new stores in targeted markets and by acquiring existing rent-to-own stores.

     - Building Our National Brand -- We have implemented a strategy to increase our name recognition and enhance our national brand. As a part of a national branding strategy, in April 2000 we launched a national advertising campaign featuring John Madden as our national advertising spokesperson.

                                  RISK FACTORS

     You should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under the section entitled "Risk Factors" before deciding whether to participate in the exchange offer.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The data for the three years ended December 31, 2001 have been derived from the audited consolidated financial statements included elsewhere in this prospectus.

                                                           YEARS ENDED DECEMBER 31,
                                                    --------------------------------------
                                                       1999         2000           2001
                                                    ----------   ----------     ----------
                                                            (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Store
     Rentals and fees.............................  $1,270,885   $1,459,664     $1,650,851
     Merchandise sales............................      88,516       81,166         94,733
     Other........................................       2,177        3,018          3,476
  Franchise
     Merchandise sales............................      49,696       51,769         53,584
     Royalty income and fees......................       5,893        5,997          5,884
                                                    ----------   ----------     ----------
  Total revenue...................................   1,417,167    1,601,614      1,808,528
Operating expenses
  Direct store expenses
     Depreciation of rental merchandise...........     265,486      299,298        343,197
     Cost of merchandise sold.....................      74,027       65,332         72,539
     Salaries and other expenses..................     770,572      866,234      1,019,402
  Franchise cost of merchandise sold..............      47,914       49,724         51,251
                                                    ----------   ----------     ----------
                                                     1,157,999    1,280,588      1,486,389
General and administrative expenses...............      42,029       48,093         55,359
Amortization of intangibles.......................      27,116       28,303         30,194
Class action litigation settlements...............          --      (22,383)(1)     52,000(2)
                                                    ----------   ----------     ----------
  Total operating expenses........................   1,227,144    1,334,601      1,623,942
Operating profit..................................     190,023      267,013        184,586
Interest expense, net.............................      74,769       72,618         59,780
                                                    ----------   ----------     ----------
Earnings before income taxes......................     115,254      194,395        124,806
Income tax expense................................      55,899       91,368         58,589
                                                    ----------   ----------     ----------
Net earnings......................................      59,355      103,027         66,217
Preferred dividends...............................      10,039       10,420         15,408
                                                    ----------   ----------     ----------
Net earnings allocable to common stockholders.....  $   49,316   $   92,607     $   50,809
                                                    ==========   ==========     ==========
OTHER OPERATING AND FINANCIAL DATA:
Number of owned stores (end of period)............       2,075        2,158          2,281
Same store revenue growth(3)......................         7.7%        12.6%           8.0%
Franchise stores (end of period)..................         365          364            342
EBITDA(4).........................................  $  248,452   $  306,077     $  304,690
EBITDA margin.....................................        17.5%        19.1%          16.8%
Depreciation and amortization(5)..................      58,429       61,447         68,104
Capital expenditures..............................      36,211       37,937         57,532
Cash interest expense(6)..........................      72,395       70,978         57,420
Ratio of EBITDA to cash interest expense..........         3.4x         4.3x           5.3x
Ratio of total net debt to EBITDA.................         3.3x         2.3x           2.0x
Ratio of earnings to fixed charges(7).............         2.2x         2.9x           2.3x

                                                               YEARS ENDED DECEMBER 31,
                                                         ------------------------------------
                                                            1999         2000         2001
                                                         ----------   ----------   ----------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT THE END OF PERIOD):
Cash and cash equivalents..............................  $   21,679   $   36,495   $  107,958
Rental merchandise, net................................     531,223      587,232      653,701
Total assets...........................................   1,485,000    1,486,910    1,619,920
Total debt.............................................     847,160      741,051      702,506
Convertible preferred stock............................     270,902      281,232      291,910
Stockholders' equity...................................     206,690      309,371      405,378

---------------

(1) Includes the effects of a pre-tax legal reversion of $22.4 million for unlocated class members associated with the coordinated settlement of three class action lawsuits in the state of New Jersey.

(2) Includes the effects of a pre-tax legal settlement of $52.0 million associated with the 2001 settlement of class action lawsuits in the states of Missouri, Illinois, and Tennessee.

(3) Same store revenue for each period presented includes revenues only of stores open and operated by us throughout the full period and the comparable prior period.

(4) EBITDA is defined as operating profit plus depreciation (exclusive of depreciation of rental merchandise), amortization of intangibles and non-recurring litigation settlements. EBITDA should not be considered as a substitute for income from operations, net income or cash flow from operating activities (as determined in accordance with generally accepted accounting principles) for the purpose of analyzing operating performance, financial position and cash flows.

(5) Excludes depreciation of rental merchandise and amortization other than amortization of intangible assets.

(6) Cash interest expense is defined as interest expense less amortization of financing fees.

(7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. Fixed charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one-fourth of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest.

                                  RISK FACTORS

     Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to participate in the exchange offer. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material factors.

RISKS RELATING TO THE EXCHANGE OFFER

THE MARKET VALUE OF YOUR CURRENT NOTES MAY BE LOWER IF YOU DO NOT EXCHANGE YOUR OLD NOTES OR FAIL TO PROPERLY TENDER YOUR OLD NOTES FOR EXCHANGE.

     Consequences of Failure to Exchange. To the extent that the old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited, which might adversely affect the liquidity of the old notes not tendered for exchange. The extent of the market and the availability of price quotations for old notes would depend upon a number of factors, including the number of holders of old notes remaining at such time and the interest in maintaining a market in such old notes on the part of securities firms. An issue of securities with a smaller outstanding market value available for trading, or float, may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for old notes that are not exchanged in the exchange offer may be affected adversely to the extent that the amount that old notes exchanged pursuant to the exchange offer reduces the float. The reduced float also may tend to make the trading price of the old notes that are not exchanged more volatile.

     Consequences of Failure to Properly Tender. Issuance of the exchange notes in exchange for the old notes pursuant to the exchange offer will be made following the prior satisfaction, or waiver, of the conditions set forth in "The Exchange Offer -- Certain Conditions to the Exchange Offer" and only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed applicable letter(s) of transmittal and all other required documents. Therefore, holders of old notes desiring to tender such old notes in exchange for exchange notes should allow sufficient time to ensure timely delivery of all required documentation. Neither we, the exchange agent nor any other person is under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. The old notes that may be tendered in the exchange offer but which are not validly tendered will, following consummation of the exchange offer, remain outstanding. Any 2001 notes that remain outstanding following consummation of the exchange offer will continue to be subject to the same transfer restrictions currently applicable to the 2001 notes.

IF YOU FAIL TO TENDER YOUR 2001 NOTES FOR EXCHANGE, YOUR ABILITY TO TRANSFER SUCH 2001 NOTES WILL BE LIMITED.

     We issued the 2001 notes in a private offering. As a result, the 2001 notes have not been registered under the Securities Act, and may not be resold by purchasers thereof unless the 2001 notes are subsequently registered or an exemption from the registration requirements of the Securities Act is available. The 2001 notes that are not tendered in the exchange offer will continue to be subject to the existing restrictions upon their transfer. We will have no obligation to provide for the registration under the Securities Act of unexchanged 2001 notes.

THERE IS NO PUBLIC MARKET FOR THE EXCHANGE NOTES AND WE CANNOT BE SURE AN ACTIVE TRADING MARKET FOR THE EXCHANGE NOTES WILL DEVELOP.

     The exchange notes will be new securities for which there will not initially be a market. Accordingly, we cannot assure you as to the development or liquidity of any market for the exchange notes, and we will have no obligation to create such a market. At the time of the private placement of the 2001 notes, the initial purchasers of the 2001 notes advised us that they intended to make a market in the 2001 notes and, if issued, the exchange notes. However, the initial purchasers are not obligated to make a market in any of the notes, and they may discontinue at any time in their sole discretion.

     The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, the overall market for high yield securities, our financial performance or prospects or in the prospects for companies in our industry generally, the interest of securities dealers in making a market in the exchange notes and other factors.

BECAUSE THE TOTAL OUTSTANDING PRINCIPAL OF THE EXCHANGE NOTES WILL INCLUDE THE TOTAL OUTSTANDING PRINCIPAL AMOUNT OF THE 1998 NOTES AND THE 2001 NOTES, YOU WILL EXPERIENCE AN IMMEDIATE DILUTION OF YOUR PERCENTAGE OF OWNERSHIP OF SUCH SERIES.

     If all of the outstanding 1998 notes and 2001 notes are exchanged for exchange notes, $275.0 million aggregate principal amount of exchange notes will be outstanding following the consummation of the exchange offer, and the exchange notes will be deemed to be a single series of notes outstanding under the indenture. As a result, any actions requiring the consent of each holder or the holders of a majority in outstanding principal amount of exchange notes under the indenture will therefore require the consent of each holder of exchange notes or the holders of a majority in aggregate principal amount of outstanding exchange notes, and the current individual voting interest of each holder of 1998 notes and 2001 notes will accordingly be diluted.

RISKS RELATING TO THE EXCHANGE NOTES

OUR DEBT AGREEMENTS IMPOSE RESTRICTIONS ON US WHICH MAY LIMIT OR PROHIBIT US FROM ENGAGING IN CERTAIN TRANSACTIONS. IF A DEFAULT WERE TO OCCUR, OUR LENDERS COULD ACCELERATE THE AMOUNTS OF DEBT OUTSTANDING, AND HOLDERS OF OUR SECURED INDEBTEDNESS COULD FORCE US TO SELL OUR ASSETS TO SATISFY ALL OR A PART OF WHAT IS OWED.

     Covenants under our senior credit facilities and the indentures governing the 1998 notes, the 2001 notes and the exchange notes restrict our ability to engage in various operational matters as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in mergers, acquire additional stores or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as specified acquisitions, are also subject to the consent of lenders under the senior credit facilities, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

     If a default were to occur, the lenders under our senior credit facilities could accelerate the amounts outstanding under the credit facilities and our other lenders could declare immediately due and payable all amounts borrowed under other instruments that contain certain provisions for cross-acceleration or cross-default. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerated the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

     The existing indebtedness under our senior credit facilities is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our senior credit facilities also contain provisions prohibiting the modification of the 1998 notes, the 2001 notes and the exchange notes, as well as limiting our ability to refinance such notes.

A CHANGE OF CONTROL COULD ACCELERATE OUR OBLIGATION TO PAY OUR OUTSTANDING INDEBTEDNESS, AND WE MAY NOT HAVE SUFFICIENT LIQUID ASSETS TO REPAY THESE AMOUNTS.

     Under our senior credit facilities, an event of default would result if Apollo Management IV, L.P. and its affiliates cease to own at least 50% of the amount of our voting stock that they owned on August 5, 1998. An event of default would also result under the senior credit facilities if a third party became the beneficial owner of 33.33% or more of our voting stock at a time when certain permitted investors owned less than the third party or Apollo owned less than 35% of the voting stock owned by the permitted investors. As of December 31, 2001, we are required to pay under our senior credit facilities $1.9 million in each of 2002 and 2003, $26.4 million in 2004, $100.0 million in 2005 and $297.8 million after 2005. These payments reduce our operating cash flow. If the lenders under our debt instruments accelerated these obligations, we may not have sufficient liquid assets to repay amounts outstanding under these agreements.

     Under the indentures governing the 1998 notes, the 2001 notes and the exchange notes, in the event that a change in control occurs, we may be required to offer to purchase all of our outstanding senior subordinated notes at 101% of their original aggregate principal amount, plus accrued interest to the date of repurchase. A change in control also would result in an event of default under our senior credit facilities, which could then be accelerated by our lenders, and would require us to offer to redeem our Series A preferred stock.

THE INCURRENCE OF THE SUBSIDIARY GUARANTEES MAY BE VOIDED BY A COURT IF THE COURT DETERMINES THAT THE INCURRENCE OF THIS INDEBTEDNESS RESULTED IN A FRAUDULENT TRANSFER.

     In the event of the bankruptcy or insolvency of any of the subsidiary guarantors, the incurrence by each subsidiary guarantor of its guarantee of the exchange notes would be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of such subsidiary guarantor. Under those statutes, if a court were to find that the subsidiary guarantee was incurred with the intent of hindering, delaying or defrauding creditors or that such subsidiary guarantor received less than a reasonably equivalent value or fair consideration therefor and, at the time of its incurrence, the subsidiary guarantor either (A) was insolvent or rendered insolvent by reason thereof, (B) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital, or (C) intended to or believed that it would incur debts beyond its ability to pay as they matured or became due, the court could void those obligations.

     The measure of insolvency for purposes of a fraudulent conveyance claim will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at a particular time is greater than the then fair value of its assets, or if the fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. As of December 31, 2001, we had total indebtedness of approximately $702.5 million. We believe that each of our subsidiary guarantors is (A) neither insolvent nor rendered insolvent by the incurrence of its subsidiary guarantee, (B) in possession of sufficient capital to run its business effectively, and (C) incurring debts within its ability to pay as the same mature or become due. We cannot assure you, however, that the assumptions and methodologies used by us in reaching our conclusions about the solvency of the subsidiary guarantors would be adopted by a court or that a court would concur with those conclusions.

     In the event the subsidiary guarantee of a subsidiary guarantor was voided as a fraudulent conveyance, such guarantees would effectively be subordinated to all indebtedness and other liabilities and commitments of such subsidiary guarantor.

RISKS RELATING TO OUR BUSINESS

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY, WHICH COULD CAUSE OUR FUTURE EARNINGS TO GROW MORE SLOWLY OR EVEN DECREASE.

     Our growth strategy could place a significant demand on our management and our financial and operational resources. This growth strategy is subject to various risks, including uncertainties regarding the ability to open new stores and our ability to acquire additional stores on favorable terms. We may not be able to continue to identify profitable new store locations or underperforming competitors as we currently anticipate. If we are unable to implement our growth strategy, our earnings may grow more slowly or even decrease.

IF WE FAIL TO EFFECTIVELY MANAGE OUR GROWTH AND INTEGRATE NEW STORES, OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

     The benefits we anticipate from our growth strategy may not be realized. The addition of new stores, both through store openings and through acquisitions, requires the integration of our management philosophies and personnel, standardization of training programs, realization of operating efficiencies and effective coordination of sales and marketing and financial reporting efforts. In addition, acquisitions in general are subject to a number of special risks, including adverse short-term effects on our reported operating results, diversion of management's attention and unanticipated problems or legal liabilities. Further, a newly opened store generally does not attain positive cash flow during its first year of operations.

THERE ARE LEGAL PROCEEDINGS PENDING AGAINST US SEEKING MATERIAL DAMAGES. THE COSTS WE INCUR IN DEFENDING OURSELVES OR ASSOCIATED WITH SETTLING ANY OF THESE PROCEEDINGS, AS WELL AS A MATERIAL FINAL JUDGMENT OR DECREE AGAINST US, COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION BY REQUIRING THE PAYMENT OF THE SETTLEMENT AMOUNT, A JUDGMENT OR THE POSTING OF A BOND.

     Some lawsuits against us involve claims that our rental agreements constitute installment sales contracts, violate state usury laws or violate other state laws enacted to protect consumers. We are also defending class action lawsuits alleging we violated the securities laws and have entered into a proposed settlement covering claims associated with three alleged class actions asserting gender discrimination in our employment practices. Because of the uncertainties associated with litigation, we cannot estimate for you our ultimate liability for these matters, if any. The failure to pay any judgment would be a default under our senior credit facilities and the indentures governing the 1998 notes, the 2001 notes and exchange notes.

RENT-TO-OWN TRANSACTIONS ARE REGULATED BY LAW IN MOST STATES. ANY ADVERSE CHANGE IN THESE LAWS OR THE PASSAGE OF ADVERSE NEW LAWS COULD EXPOSE US TO LITIGATION OR REQUIRE US TO ALTER OUR BUSINESS PRACTICES.

     As is the case with most businesses, we are subject to various governmental regulations, including specifically in our case, regulations regarding rent-to-own transactions. There are currently 47 states that have passed laws regulating rental purchase transactions and another state that has a retail installment sales statute that excludes rent-to-own transactions from its coverage if certain criteria are met. These laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of nine states limit the total amount of rentals that may be charged over the life of a rental purchase agreement. Several states also effectively regulate rental purchase transactions under other consumer protection statutes. We are currently subject to outstanding judgments and other litigation alleging that we have violated some of these statutory provisions.

     Although there is no comprehensive federal legislation regulating rental-purchase transactions, adverse federal legislation may be enacted in the future. From time to time, legislation has been introduced in Congress seeking to regulate our business. In addition, various legislatures in the states where we currently do business may adopt new legislation or amend existing legislation that could require us to alter our business practices.

OUR BUSINESS DEPENDS ON A LIMITED NUMBER OF KEY PERSONNEL, WITH WHOM WE DO NOT HAVE EMPLOYMENT AGREEMENTS. THE LOSS OF ANY ONE OF THESE INDIVIDUALS COULD DISRUPT OUR BUSINESS.

     Our continued success is highly dependent upon the personal efforts and abilities of our senior management, including Mark E. Speese, our Chairman and Chief Executive Officer, Mitchell E. Fadel, our President, and Dana F. Goble and David A. Kraemer, our Executive Vice-Presidents of Operations. We do not have employment contracts with or maintain key-man insurance on the lives of any of these officers and the loss of any one of them could disrupt our business.

A SMALL GROUP OF OUR DIRECTORS AND THEIR AFFILIATES HAVE SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES. AS A RESULT, THEY WILL CONTINUE TO HAVE THE ABILITY TO EXERCISE EFFECTIVE CONTROL OVER THE OUTCOME OF ACTIONS REQUIRING THE APPROVAL OF OUR STOCKHOLDERS, INCLUDING POTENTIAL ACQUISITIONS, ELECTIONS OF OUR BOARD OF DIRECTORS AND SALES OR CHANGES IN CONTROL.

     Mr. Speese, our Chairman and Chief Executive Officer, Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. are parties to a stockholders agreement relating to the voting of our securities held by them at meetings of our stockholders. Approximately 30.4% of our voting stock on a fully diluted basis, assuming the conversion of our Series A preferred stock and all outstanding options, is controlled by Mr. Speese and Apollo.

                     USE OF PROCEEDS OF THE EXCHANGE NOTES

     The exchange offer is intended to satisfy our obligations under the Exchange and Registration Rights Agreement dated as of December 19, 2001, by and between Rent-A-Center, ColorTyme and Advantage Companies and J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Lehman Brothers Inc., as initial purchasers. We will not receive any cash proceeds from the issuance of the exchange notes. We will only receive old notes with a total principal amount equal to the total principal amount of the exchange notes issued in the exchange offer. The 1998 notes and the 2001 notes tendered for exchange will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our debt.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2001 on an actual basis and as adjusted to give effect to the application of the proceeds from the 2001 notes. This table should be read in conjunction with our financial statements and related notes and the other financial information contained in this prospectus.

                                                                      AS OF
                                                                DECEMBER 31, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                                  (IN MILLIONS)
Cash and cash equivalents...................................  $  108.0    $   73.3
                                                              ========    ========
Debt:
  Revolving credit facilities (1)...........................  $    0.0    $    0.0
  Term loans................................................     428.0       428.0
  1998 and 2001 subordinated notes..........................     274.5       274.5
                                                              --------    --------
                                                                 702.5       702.5
Convertible preferred stock.................................     291.9       291.9
Total stockholders' equity..................................     405.4       370.7
                                                              --------    --------
  Total capitalization......................................  $1,399.8    $1,365.1
                                                              ========    ========

---------------

(1) We have $130.0 million of commitments under our revolving credit facilities. Availability under the revolving credit facilities is reduced by commitments on letters of credit. As of December 31, 2001, we had approximately $63.6 million commitments on our letters of credit outstanding.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     At the time we issued the 2001 notes, we agreed to file a registration statement to register the exchange of the 2001 notes for the exchange notes on or prior to February 17, 2002, and to use our reasonable best efforts to cause the registration statement to become effective under the Securities Act on or prior to May 18, 2002. In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, or if certain holders of the 2001 notes notify us that they are not eligible to participate in, or would not receive freely tradeable exchange notes in exchange for tendered old notes pursuant to, the exchange offer, we will use our reasonable best efforts to cause to become effective a shelf registration statement with respect to the resale of the 2001 notes and to keep the shelf registration statement effective until December 19, 2003. If the exchange offer registration statement is not effective on May 17, 2002, we will be obligated to pay liquidated damages to holders of the 2001 notes. See "2001 Notes Exchange and Registration Rights Agreement."

     We satisfied our obligations relating to the registration of the 1998 notes under the Securities Act in 1999. Generally, the 1998 notes are freely tradable securities. We are not bound by any agreement to exchange the 1998 notes for the exchange notes offered by this prospectus. The objective of the exchange offer is to create a single series of debt securities having a total outstanding principal amount which is larger than that of either the 1998 notes or the 2001 notes as separate series, thus resulting in greater liquidity for the exchange notes. However, see "Risk Factors -- Because the total outstanding principal of the exchange notes will include the total outstanding principal amount of the 1998 notes and the 2001 notes, you will experience an immediate dilution of your percentage of ownership of such series."

     Each holder of old notes that wishes to exchange old notes for exchange notes will be required to represent that:

     - any exchange notes received will be acquired in the ordinary course of its business;

     - it has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

     - it is not an "affiliate," as defined in Rule 405 of the Securities Act, of Rent-A-Center or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

RESALE OF EXCHANGE NOTES

     Based on interpretations by the staff of the SEC set forth in no-action letters issued to third-parties, we believe that, except as described below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by any holder, other than a holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such exchange notes. Any holder who tenders in the exchange offer with the intention or for the purpose of participating in a distribution of the exchange notes cannot rely on such interpretation by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing the selling security holder's information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically set forth herein. Only broker-dealers who acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter(s) of transmittal, we will accept for exchange any and all old notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on April 29, 2002, unless we extend the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes surrendered pursuant to the exchange offer. Old notes may be tendered only in $1,000 increments.

     The form and terms of the exchange notes will be the same as the form and terms of the old notes except that, with respect to the 2001 notes, the issuance of the exchange notes will have been registered under the Securities Act, and the exchange notes will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the indenture which authorized the issuance of the 2001 notes, such that the old notes and the exchange notes will be treated as a single class of debt securities under the indenture. See "Description of the Notes and Guarantees."

     The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

     As of the date of this prospectus, $175.0 million of the 1998 notes and the $100.0 million of the 2001 notes are outstanding. This prospectus, together with the respective letter(s) of transmittal, is being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the provisions of the Exchange and Registration Rights Agreement and the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the SEC thereunder. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the respective indentures and, in the case of the 2001 notes, the Exchange and Registration Rights Agreement.

     We will be deemed to have accepted for exchange properly tendered notes when, as and if we shall have given oral or written notice of acceptance to the exchange agent and complied with the provisions of Section 1 of the Exchange and Registration Rights Agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not accepted for exchange, upon the occurrence of any of the conditions specified below under "-- Certain Conditions to the Exchange Offer."

     Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the respective letter(s) of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. Rent-A-Center will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date is 5:00 p.m., New York City time on April 29, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will mean the latest date and time to which the exchange offer is extended.

     In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will issue a press release notifying the registered holders of old notes of such extension, each prior to 9:00 a.m., New York City time, on the next business day after the expiration date.

     We reserve the right, in our sole discretion:

     - to delay accepting any old notes for exchange, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "-- Certain Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

     - to amend the terms of the exchange offer in any manner.

     Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of old notes. If the exchange offer is amended in a manner we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such period.

     Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     If we extend the period of time during which the exchange offer is open, or if we are delayed in accepting for exchange of, or in issuing and exchanging the exchange notes for, any old notes, or are unable to accept for exchange of, or issue exchange notes for, any old notes pursuant to the exchange offer for any reason, then, without prejudice to our rights under the exchange offer, the exchange agent may, on our behalf, retain all old notes tendered, and such old notes may not be withdrawn except as otherwise provided below in "-- Withdrawal of Tenders." The right to delay acceptance for exchange of, or the issuance and the exchange of the exchange notes for, any old notes is subject to applicable law, including Rule 14e-1(c) under the Exchange Act, which requires that we either deliver the exchange notes or return the old notes deposited by or on behalf of the holders thereof promptly after termination or withdrawal of the exchange offer.

INTEREST ON THE EXCHANGE NOTES

     The exchange notes will bear interest at a rate of 11% per annum, payable semi-annually, on February 15 and August 15 of each year, commencing on August 15, 2002. Holders of exchange notes will receive interest on August 15, 2002 from the date of initial issuance of the exchange notes, plus an amount equal to the accrued interest on the old notes through such date. Interest on the old notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and may terminate the exchange offer before the acceptance of any old notes for exchange, if:

     - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer;

     - any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the SEC, which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

     - any governmental approval has not been obtained, which approval we shall, in our reasonable discretion, deem necessary for the consummation of the exchange offer as contemplated hereby.

     If we determine in our sole discretion that any of these foregoing conditions are not satisfied, we may

     - refuse to accept any old notes and return all old notes to the tendering holders;

     - extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes; or

     - waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

     If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the old notes and we will extend the exchange offer for a period of five to ten business days, depending on the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten day business period.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

PROCEDURES FOR TENDERING

     Subject to the terms and conditions hereof and the letter(s) of transmittal, only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the appropriate letter(s) of transmittal pertaining to their old notes, or facsimile thereof, have the signature thereon guaranteed if required by the letter(s) of transmittal, and mail or otherwise deliver such letter(s) of transmittal or such facsimile to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date or, in the alternative, comply with the Depository Trust Corporation's Automated Tender Offer Program procedures described below. A separate letter of transmittal will be used for the 1998 notes and 2001 notes. In addition, either:

     - old notes must be received by the exchange agent along with the appropriate letter(s) of transmittal;

     - a timely confirmation of book-entry transfer, which we call a book-entry confirmation, of such old notes, if such procedure is available, into the exchange agent's account at the Depository Trust Corporation, which we call the Book-Entry Transfer Facility, pursuant to the procedure for book-entry transfer described below or properly transmitted agent's message, as defined below, must be received by the exchange agent prior to the expiration date; or

     - the holder must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the letter(s) of transmittal and other required documents must be received by the exchange agent at the address set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

     The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter(s) of transmittal.

     The method of delivery of old notes, the letter(s) of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter(s) of transmittal or old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for such holders.

     Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of old notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the letter(s) of transmittal and delivering such owner's old notes, either make appropriate arrangements to register ownership of the old notes in such owner's name or obtain a properly completed bond power from the registered holder of old notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

     Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

     Signatures on the letter(s) of transmittal and a notice of withdrawal described below must be guaranteed by an eligible institution, as defined below, unless the old notes are tendered (A) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter(s) of transmittal, or (B) for the account of an eligible institution. In the event that signatures on the letter(s) of transmittal or a notice of withdrawal are required to be guaranteed, such guarantor must be an eligible institution, which means a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the letter(s) of transmittal.

     If the letter(s) of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such old notes with the signature thereon guaranteed by an eligible institution.

     If the letter(s) of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, provide evidence satisfactory to us of their authority to so act must be submitted with the letter(s) of transmittal.

     The exchange agent and the Depository Trust Corporation have confirmed that any financial institution that is a participant in the Depository Trust Corporation's system may utilize the Depository Trust Corporation's Automated Tender Offer Program to tender. Accordingly, participants in the Depository Trust Corporation's Automated Tender Offer Program may, in lieu of physically completing and signing the letter(s) of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing the Depository Trust Corporation to transfer the old notes to the exchange agent in accordance with the Depository Trust Corporation's Automated Tender Offer Program procedures for transfer. The Depository Trust Corporation will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by the Depository Trust Corporation received by the exchange agent and forming part of the book-entry confirmation, which states

     - that the Depository Trust Corporation has received an express acknowledgment from a participant in the Depository Trust Corporation's Automated Tender Offer Program that is tendering old notes which are the subject of such book entry confirmation;

     - that such participant has received and agrees to be bound by the terms of the letter(s) of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

     - that the agreement may be enforced against such participant.

     All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter(s) of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter(s) of transmittal, as soon as practicable following the expiration date.

     In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter(s) of transmittal and all other required documents. If any tendered old notes are not accepted for exchange for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder thereof, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described below, such non-exchanged notes will be credited to an account maintained with such book-entry transfer facility, as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent's account at the book-entry transfer facility in accordance with such book-entry transfer facility's procedures for transfer. However, although delivery of notes may be effected through book-entry transfer at the book-entry transfer facility, the letter(s) of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "-- Exchange Agent" on or prior to the expiration date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their old notes and (A) whose old notes are not immediately available, or (B) who cannot deliver their old notes, the letter(s) of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

     - the tender is made through an eligible institution;

     - prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the appropriate letter(s) of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, as the case may be, and any other documents required by the letter(s) of transmittal will be deposited by the eligible institution with the exchange agent; and

     - such properly completed and executed letter(s) of transmittal, or facsimile thereof, or properly transmitted agent's message as well as all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter(s) of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective:

     - a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth below under "-- Exchange Agent;" or

     - holders must comply with the appropriate procedures of the Depository Trust Company's automated tender offer program system.

     Any such notice of withdrawal must specify the name of the person having tendered the old notes to be withdrawn, identify the old notes to be withdrawn, including the principal amount of such old notes, and, where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder. If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, which determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with such book-entry transfer facility for the old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to the expiration date.

EXCHANGE AGENT

     The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter(s) of transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

            By Registered or Certified Mail, Hand or Overnight Courier:

                                The Bank of New York
                           15 Broad Street -- 16th Floor
                                 New York, NY 10007
                              Attn: Diane Amoroso  --
                                Reorganization Unit

              By facsimile:                        To confirm transmission:
             (212) 235-2361                             (212) 235-2353

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail. However, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $300,000. Such expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, and related fees and expenses.

TRANSFER TAXES

     We will pay all transfer taxes, if any, applicable to the exchange of the old notes for exchange notes pursuant to the exchange offer. If, however, certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of notes tendered, or if tendered notes are registered in the name of any person other than the person signing the letter(s) of transmittal, or if a transfer tax is imposed for any reason other than the exchange of notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter(s) of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     2001 Notes. Holders of 2001 notes who do not exchange their 2001 notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such 2001 notes, as set forth

     - in the legend thereon as a consequence of the issuance of the 2001 notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

     - otherwise set forth in the offering memorandum dated December 12, 2001, distributed in connection with the offering of the 2001 notes.

     In general, the 2001 notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the resale of the 2001 notes under the Securities Act, except as required by the Exchange and Registration Rights Agreement related to the 2001 notes.

     1998 Notes. Because the 1998 notes were issued pursuant to an effective registration statement under the Securities Act, the ability of holders of 1998 notes to reoffer, resell or otherwise dispose of their 1998 notes will not be affected by their failure to participate in the exchange offer. However, to the extent 1998 notes and 2001 notes are tendered and accepted in the exchange offer, the principal amount of outstanding 1998 notes and 2001 notes will decrease with a resulting decrease in the liquidity in the market for those notes. Accordingly, the liquidity of the market of the 1998 notes and 2001 notes could be adversely affected. See "Risk Factors -- The market value of your current notes may be lower if you do not exchange your old notes or fail to properly tender your old notes for exchange -- Consequences of Failure to Exchange."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for the five years ended December 31, 2001 have been derived from our consolidated financial statements as audited by Grant Thornton LLP, independent certified public accountants. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the financial statements and the notes thereto, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere in this prospectus. In May and August 1998, we completed the acquisitions of Central Rents and Thorn Americas, respectively, both of which affect the comparability of the 1998 historical financial and operating data to the other periods presented.

                                                               YEARS ENDED DECEMBER 31,
                                              -----------------------------------------------------------
                                                1997       1998        1999         2000          2001
                                              --------   --------   ----------   ----------    ----------
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Store
     Rentals and fees.......................  $275,344   $711,443   $1,270,885   $1,459,664    $1,650,851
     Merchandise sales......................    14,125     41,456       88,516       81,166        94,733
     Other..................................       679      7,282        2,177        3,018         3,476
  Franchise
     Merchandise sales......................    37,385     44,365       49,696       51,769        53,584
     Royalty income and fees................     4,008      5,170        5,893        5,997         5,884
                                              --------   --------   ----------   ----------    ----------
  Total revenue.............................   331,541    809,716    1,417,167    1,601,614     1,808,528
Operating expenses
  Direct store expenses
     Depreciation of rental merchandise.....    57,223    164,651      265,486      299,298       343,197
     Cost of merchandise sold...............    11,365     32,056       74,027       65,332        72,539
     Salaries and other expenses............   162,458    423,750      770,572      866,234     1,019,402
  Franchise cost of merchandise sold........    35,841     42,886       47,914       49,724        51,251
                                              --------   --------   ----------   ----------    ----------
                                               266,887    663,343    1,157,999    1,280,588     1,486,389
General and administrative expenses.........    13,304     28,715       42,029       48,093        55,359
Amortization of intangibles.................     5,412     15,345       27,116       28,303        30,194
Class action litigation settlements.........        --     11,500           --      (22,383)(1)     52,000(2)
                                              --------   --------   ----------   ----------    ----------
  Total operating expenses..................   285,603    718,903    1,227,144    1,334,601     1,623,942

Operating profit............................    45,938     90,813      190,023      267,013       184,586
Interest (income) expense, net..............     1,890     37,140       74,769       72,618        59,780
Non-recurring financing costs...............        --      5,018           --           --            --
                                              --------   --------   ----------   ----------    ----------
Earnings before income taxes................    44,048     48,655      115,254      194,395       124,806
Income tax expense..........................    18,170     23,897       55,899       91,368        58,589
                                              --------   --------   ----------   ----------    ----------
Net earnings................................    25,878     24,758       59,355      103,027        66,217
Preferred dividends.........................        --      3,954       10,039       10,420        15,408
                                              --------   --------   ----------   ----------    ----------
Net earnings allocable to common
  stockholders..............................  $ 25,878   $ 20,804   $   49,316   $   92,607    $   50,809
                                              ========   ========   ==========   ==========    ==========

                                                               YEARS ENDED DECEMBER 31,
                                              -----------------------------------------------------------
                                                1997       1998        1999         2000          2001
                                              --------   --------   ----------   ----------    ----------
                                                                (DOLLARS IN THOUSANDS)
OTHER OPERATING AND FINANCIAL DATA:
Number of owned stores (end of period)......       504      2,126        2,075        2,158         2,281
Same store revenue growth(3)................       8.1%       8.1%         7.7%        12.6%          8.0%
Franchise stores (end of period)............       262        324          365          364           342
EBITDA(4)...................................  $ 56,951   $135,140   $  248,452   $  306,077    $  304,690
EBITDA margin...............................      17.2%      16.7%        17.5%        19.1%         16.8%
Depreciation and amortization(5)............    11,013     32,827       58,429       61,447        68,104
Capital expenditures........................    10,446     21,860       36,211       37,937        57,532
Cash interest expense(6)....................     2,194     37,563       72,395       70,978        57,420

                                                           YEARS ENDED DECEMBER 31,
                                         ------------------------------------------------------------
                                           1997        1998         1999         2000         2001
                                         --------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT THE END OF
  PERIOD):
Cash and cash equivalents..............  $  4,744   $   33,797   $   21,679   $   36,495   $  107,958
Rental merchandise, net................   112,759      408,806      531,223      587,232      653,701
Total assets...........................   208,868    1,502,989    1,485,000    1,486,910    1,619,920
Total debt.............................    27,172      805,700      847,160      741,051      702,506
Convertible preferred stock............        --      259,476      270,902      281,232      291,910
Stockholders' equity...................   152,753      154,913      206,690      309,371      405,378

---------------

(1) Includes the effects of a pre-tax legal reversion of $22.4 million for unlocated class members associated with the coordinated settlement of three class action lawsuits in the state of New Jersey.

(2) Includes the effects of a pre-tax legal settlement of $52.0 million associated with the 2001 settlement of class action lawsuits in the states of Missouri, Illinois, and Tennessee.

(3) Same store revenue for each period presented includes revenues only of stores open and operated by us throughout the full period and the comparable prior period.

(4) EBITDA is defined as operating profit plus depreciation (exclusive of depreciation of rental merchandise), amortization of intangibles and non-recurring litigation settlements. EBITDA should not be considered as a substitute for income from operations, net income or cash flow from operating activities (as determined in accordance with generally accepted accounting principles) for the purpose of analyzing operating performance, financial position and cash flows.

(5) Excludes depreciation of rental merchandise and amortization other than amortization of intangible assets.

(6) Cash interest expense is defined as interest expense less amortization of financing fees.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OUR BUSINESS

     We are the largest rent-to-own operator in the United States with an approximate 29% market share based on store count. At December 31, 2001, we operated 2,281 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, is a national franchisor of rent-to-own stores. At December 31, 2001, ColorTyme had 342 franchised stores in 42 states, 330 of which operated under the ColorTyme name and 12 stores of which operated under the Rent-A-Center name. Our stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise.

     We have pursued an aggressive growth strategy since 1989. We have sought to acquire underperforming stores to which we could apply our operating model as well as open new stores. As a result, the acquired stores have generally experienced more significant revenue growth during the initial periods following their acquisition than in subsequent periods. Because of significant growth since our formation, particularly due to the Thorn Americas acquisition, our historical results of operations and period-to-period comparisons of such results and other financial data, including the rate of earnings growth, may not be meaningful or indicative of future results.

     We plan to accomplish our future growth through selective and opportunistic acquisitions, with an emphasis on new store development. Typically, a newly opened store is profitable on a monthly basis in the ninth to twelfth month after its initial opening. Historically, a typical store has achieved cumulative break-even profitability in 18 to 24 months after its initial opening. Total financing requirements of a typical new store approximate $450,000, with roughly 70% of that amount relating to the purchase of rental merchandise inventory. A newly opened store historically has achieved results consistent with other stores that have been operating within the system for greater than two years by the end of its third year of operation. As a result, our quarterly earnings are impacted by how many new stores are opened during a particular quarter and the quarters preceding it. There can be no assurance that we will open any new stores in the future, or as to the number, location or profitability thereof.

     In addition, to provide any additional funds necessary for the continued pursuit of our operating and growth strategies, we may incur from time to time additional short or long-term bank indebtedness and may issue, in public or private transactions, equity and debt securities. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which will relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general economic conditions. There can be no assurance additional financing will be available, or if available, will be on terms acceptable to us.

     If a change in control occurs, we may be required to offer to repurchase all of our outstanding senior subordinated notes at 101% of their principal amount, plus accrued interest to the date of repurchase. Our senior credit facilities restrict our ability to repurchase our senior subordinated notes, including in the event of a change in control. In addition, a change in control would result in an event of default under our senior credit facilities, which could then be accelerated by our lenders, and would require us to offer to redeem our Series A preferred stock. In the event a change in control occurs, we cannot be sure that we would have enough funds to immediately pay our accelerated senior credit facility obligations, all of our senior subordinated notes and for the redemption of our Series A preferred stock, or that we would be able to obtain financing to do so on favorable terms, if at all.

CRITICAL ESTIMATES, UNCERTAINTIES OR ASSESSMENTS IN OUR FINANCIAL STATEMENTS

     The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In applying our accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are generally different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

     Actual results related to the estimates and assumptions made by us in preparing our consolidated financial statements will emerge over periods of time, such as estimates and assumptions underlying the determination of our self-insurance liabilities. These estimates and assumptions are monitored by us and periodically adjusted as circumstances warrant. For instance, our liability for self-insurance related to our workers compensation, general liability, medical and auto liability may be adjusted based on higher or lower actual loss experience. Although there is greater risk with respect to the accuracy of these estimates and assumptions because of the period over which actual results may emerge, such risk is mitigated by our ability to make changes to these estimates and assumptions over the same period.

     In preparing our financial statements at any point in time, we are also periodically faced with uncertainties, the outcomes of which are not within our control and will not be known for prolonged periods of time. As discussed in "Business -- Legal Proceedings" and the notes to our consolidated financial statements, we are involved in actions relating to claims that our rental purchase agreements constitute installment sales contracts, violate state usury laws or violate other state laws enacted to protect consumers, claims asserting gender discrimination in our employment practices, as well as claims we violated the federal securities laws. We, together with our counsel, make estimates, if determinable, of our probable liabilities and record such amounts in our consolidated financial statements. These estimates represent our best estimate, or may be the minimum range of probable loss when no single best estimate is determinable. Disclosure is made, when determinable, of the additional possible amount of loss on these claims, or if such estimate cannot be made, that fact is disclosed. We, together with our counsel, monitor developments related to these legal matters and, when appropriate, adjustments are made to liabilities to reflect current facts and circumstances.

     We periodically review the carrying value of our goodwill and other intangible assets when events and circumstances warrant such a review. One of the methods used for this review is performed using estimates of future cash flows. If the carrying value of our goodwill or other intangible assets is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the goodwill or intangible assets exceeds its fair value. We believe that the estimates of future cash flows and fair value are reasonable. Changes in estimates of such cash flows and fair value, however, could affect the evaluation.

     Based on an assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of our company. We do not suggest that other general risk factors, such as those discussed elsewhere in this report as well as changes in our growth objectives or performance of new or acquired stores, could not adversely impact our consolidated financial position, results of operations and cash flows in future periods.

SIGNIFICANT ACCOUNTING POLICIES

     Our significant accounting policies are summarized below and in Note A to our consolidated financial statements included elsewhere herein.

     Revenue. We collect non-refundable rental payments and fees in advance, generally on a weekly or monthly basis. This revenue is recognized over the term of the agreement. Rental purchase agreements generally include a discounted early purchase option. Upon exercise of this option, and upon sale of used merchandise, revenue is recognized as these payments are received.

     Franchise Revenue. Revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee. Franchise fee revenue is recognized upon completion of substantially all services and satisfaction of all material conditions required under the terms of the franchise agreement.

     Depreciation of Rental Merchandise. We depreciate our rental merchandise using the income forecasting method. The income forecasting method of depreciation we use does not consider salvage value and does not allow the depreciation of rental merchandise during periods when it is not generating rental revenue. The objective of this method of depreciation is to provide for consistent depreciation expense while the merchandise is on rent.

     Cost of Merchandise Sold. Cost of merchandise sold represents the book value net of accumulated depreciation of rental merchandise at time of sale.

     Salaries and Other Expenses. Salaries and other expenses include all salaries and wages paid to store level employees, together with market managers' salaries, travel and occupancy, including any related benefits and taxes, as well as all store level general and administrative expenses and selling, advertising, insurance, occupancy, fixed asset depreciation and other operating expenses.

     General and Administrative Expenses. General and administrative expenses include all corporate overhead expenses related to our headquarters such as salaries, taxes and benefits, occupancy, administrative and other operating expenses, as well as regional directors' salaries, travel and office expenses.

     Amortization of Intangibles. Amortization of intangibles consists primarily of the amortization of the excess of purchase price over the fair market value of acquired assets and liabilities. In July 2001, the Financial Accounting Standards Board issued SFAS 142, Goodwill and Intangible Assets, which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives acquired after June 30, 2001 will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization. Also, effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually, and in the event of an impairment indicator.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Store Revenue. Total store revenue increased by $205.2 million, or 13.3%, to $1,749.1 million for 2001 from $1,543.9 million for 2000. The increase in total store revenue was primarily attributable to growth in same store revenues during 2001 as well as incremental revenues from the opening of 76 stores and the acquisition of 95 stores in 2001. Same store revenues represent those revenues earned in stores that were operated by us for the entire years ending December 31, 2001 and 2000. Same store revenues increased by $111.6 million, or 8.0%, to $1,501.7 million for 2001 from $1,390.1 million in 2000. This improvement was primarily attributable to an increase in the number of customers served (approximately 407 per store as of December 31, 2001 vs. approximately 391 per store as of December 31, 2000 in same stores open), the number of agreements on rent (approximately 624 per store as of December 31, 2001 vs. approximately 597 per store as of December 31, 2000 in same stores open), as well as revenue earned per agreement on rent (approximately $95 per month per agreement for 2001 vs. approximately $92 per month per agreement for 2000). This increase in revenue was partially offset by loss of revenues associated with the divestiture or consolidation of 48 stores in 2001.

     Franchise Revenue. Total franchise revenue increased by $1.7 million, or 2.9%, to $59.5 million for 2001 from $57.8 million in 2000. This increase was primarily attributable to an increase in merchandise sales to franchise locations during 2001 as compared to 2000, partially offset by a decrease in the number of franchised locations in 2001 as compared to 2000.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $43.9 million, or 14.7%, to $343.2 million for 2001 from $299.3 million for 2000. This increase was primarily attributable to an increase in rental and fee revenue of $191.2 million, or 13.1%, to $1,650.9 million for 2001 from $1,459.7 for 2000. Depreciation of rental merchandise expressed as a percentage of store rentals and fees revenue increased to 20.8% in 2001 from 20.5% in 2000. This increase is a result of an increase in the number of stores acquired in 2001 of 95 from 74 in 2000, and in-store promotions made during the third quarter of 2001, which included a reduction in the rates and terms on certain rental agreements. These in-store promotions caused depreciation to be a greater percentage of store rentals and fees revenue on those promotional items rented.

     Cost of Merchandise Sold. Cost of merchandise sold increased by $7.2 million, or 11.0%, to $72.5 million for 2001 from $65.3 million in 2000. This increase was a result of an increase in the number of items sold in 2001, primarily in the third and fourth quarters, as compared to 2000, resulting from a reduction in the rates and terms on certain rental agreements beginning in the third quarter of 2001.

     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue increased to 58.3% for 2001 from 56.1% for 2000. This increase was primarily attributable to the infrastructure expenses and costs associated with the opening of new stores under our store growth initiatives, such as labor and recruiting costs for training centers as well as additional middle and senior management personnel, and increases in advertising, store level labor, insurance, and other operating expenses in 2001 over 2000.

     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $1.5 million, or 3.1%, to $51.2 million for 2001 from $49.7 in 2000. This increase is a direct result of an increase in merchandise sales to franchise locations in 2001 as compared to 2000.

     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue increased slightly to 3.1% in 2001 from 3.0% in 2000. This increase is primarily attributable to an increase in home office labor and other overhead expenses for 2001 as compared to 2000.

     Amortization of Intangibles. Amortization of intangibles increased by $1.9 million, or 6.7%, to $30.2 million for 2001 from $28.3 million in 2000. This increase was primarily attributable to the amortization of additional goodwill associated with the acquisition of 95 stores acquired in 2001. Under SFAS 142 discussed later, amortization of goodwill ceased effective January 1, 2002. Amortization expense for other intangible assets, however, is expected to be approximately $2.2 million for 2002, based on intangible assets other than goodwill as of December 31, 2001.

     Operating Profit. Operating profit decreased by $82.4 million, or 30.9%, to $184.6 million for 2001 from $267.0 million for 2000. Excluding the pre-tax effect of the class action litigation settlements of $16.0 million recorded in the third quarter of 2001 and $36.0 million recorded in the fourth quarter of 2001, as well as the class action litigation settlement refund of $22.4 million received in the second quarter of 2000, operating profit decreased by $8.0 million, or 3.3%, to $236.6 million for the year ended December 31, 2001 from $244.6 million for the year ended December 31, 2000. Operating profit as a percentage of total revenue decreased to 13.1% for the year ended December 31, 2001 before the pre-tax class action litigation settlement charges of $52.0 million, from 15.3% for the year ended December 31, 2000 before the pre-tax class action litigation settlement refund of $22.4 million. The decrease in operating profit before the effects of the class action litigation as a percentage of total revenue is primarily attributable to costs incurred with the opening of 76 new stores in 2001 and losses incurred for those stores in their initial months of operations, increases in advertising, store level labor, insurance, utility, and other operating expenses in 2001 as compared to 2000, and lower gross profit margins in the third and fourth quarter of 2001 resulting from in store promotions whereby rates and terms were reduced on certain rental agreements. These costs were partially offset by an increase in overall store revenue for 2001 and the implementation of expense management efforts in the fourth quarter of 2001.

     Net Earnings. Net earnings were $66.2 million for the year ended December 31, 2001, and $103.0 million for the year ended December 31, 2000. Before the after-tax effect of the $52.0 million class action litigation settlement charges recorded in 2001 and the $22.4 million class action litigation settlement refund received in the second quarter of 2000, net earnings increased by $6.2 million, or 6.8%, to $97.5 million for the year ended December 31, 2001, from $91.3 million for the year ended December 31, 2000. This increase, excluding the after tax effect of the class action litigation settlement adjustments, is primarily attributable to growth in total revenues and reduced interest expenses resulting from a reduction in outstanding debt from our May 2001 equity offering and December 2001 debt offering, partially offset by the increased expenses incurred in connection with the opening of 76 new stores in 2001, increases in operating expenses and lower gross profit margins in the third and fourth quarters of 2001.

     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. We account for shares of preferred stock distributed as dividends in-kind at the greater of the stated value or the value of the common stock obtainable upon conversion on the payment date. Preferred dividends increased by $5.0 million, or 47.9%, to $15.4 million for the year ended December 31, 2001 as compared to $10.4 million for the year ended December 31, 2000. This increase is a result of more shares of Series A Preferred stock outstanding in 2001 as compared to 2000.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Store Revenue. Total store revenue increased by $182.3 million, or 13.4%, to $1,543.9 million for 2000 from $1,361.6 million for 1999. The increase in total store revenue is directly attributable to the success of our efforts on improving store operations through:

     - increasing the average price per unit on rent by upgrading our rental merchandise, primarily at newly-acquired stores;

     - increasing the number of units on rent;

     - increasing the customer base; and

     - incremental revenues through acquisitions.

     Same store revenues increased by $161.2 million, or 12.6%, to $1,444.1 million for 2000 from $1,282.9 million in 1999. Same store revenues represent those revenues earned in stores that were operated by us for the entire years ending December 31, 2000 and 1999. This improvement was primarily attributable to an increase in the number of customers served, the number of items on rent, as well as revenue earned per item on rent.

     Franchise Revenue. Total franchise revenue increased by $2.2 million, or 3.9%, to $57.8 million for 2000 from $55.6 million in 1999. This increase was primarily attributable to an increase in the sale of rental merchandise to franchisees resulting from growth in the franchise store operations.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $33.8 million, or 12.7%, to $299.3 million for 2000 from $265.5 million for 1999. Depreciation of rental merchandise expressed as a percentage of store rentals and fees revenue decreased from 20.9% in 1999 to 20.5% in 2000. This decrease is primarily attributable to the successful implementation of our pricing strategies and inventory management practices in newly acquired stores.

     Cost of Merchandise Sold. Cost of merchandise sold decreased by $8.7 million, or 11.7%, to $65.3 million for 2000 from $74.0 million in 1999. This decrease was a direct result of fewer cash sales of product in 2000 as compared to 1999. During 1999, we focused our efforts on increasing the amount of merchandise sales to reduce certain items acquired in the Thorn Americas and Central Rents acquisitions that were not components of our normal merchandise strategy.

     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue decreased to 56.1% for 2000 from 56.6% for 1999. This decrease is a result of the leveraging of our fixed and semi-fixed costs such as labor, advertising and occupancy over a larger revenue base. Expenses included in the salaries and other category are items such as labor, delivery, service, utility, advertising, and occupancy costs.

     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $1.8 million, or 3.8%, to $49.7 million for 2000 from $47.9 million in 1999. This increase is a direct result of an increase in merchandise sold to franchisees in 2000 as compared to 1999.

     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue remained level at 3.0% in 2000 from 3.0% in 1999. In the future, we expect general and administrative expenses to remain relatively stable at 3.0% of total revenue.

     Amortization of Intangibles. Amortization of intangibles increased by $1.2 million, or 4.4%, to $28.3 million for 2000 from $27.1 million in 1999. This increase was primarily attributable to the additional goodwill amortization associated with the acquisition of 74 stores acquired in 2000.

     Operating Profit. Operating profit increased by $77.0 million, or 40.5%, to $267.0 million for 2000 from $190.0 million for 1999. In the second quarter of 2000, we received a pre-tax non-recurring class action litigation settlement refund of $22.4 million associated with the settlement of three class action lawsuits in the state of New Jersey. Operating profit stated before the effects of this non-recurring settlement refund increased by $54.6 million, or 28.7%. Operating profit as a percentage of total revenue increased to 15.3% in 2000 from 13.4% in 1999, calculated before the effects of the non-recurring settlement refund. This increase is attributable to our efforts in improving the efficiency and profitability of our stores.

     Net Earnings. Net earnings increased by $43.7 million, or 73.6%, to $103.0 million in 2000 from $59.3 million in 1999. Excluding the effects of the non-recurring settlement refund discussed above, net earnings increased by $31.8 million, or 53.6%.

     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. Preferred dividends increased by $381,000, or 3.8%, to $10.4 million for 2000 as compared to $10.0 million in 1999. This increase is a result of more shares of Series A preferred stock outstanding in 2000 as compared to 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Comparison of Cash Flows. Cash provided by operating activities decreased by $15.8 million to $175.7 million in 2001 from $191.5 million in 2000. This decrease resulted from a decrease in net earnings, an increase in taxes paid or payable as a result of the utilization of net operating loss carryforwards and an increase in the amount of rental merchandise purchased during 2001 as a result of strong consumer demand, offset by increased depreciation of rental merchandise and increases in accrued liabilities primarily related to self-insurance liabilities and litigation.

     Cash used in investing activities increased by $27.6 million to $106.7 million in 2001 from $79.1 million in 2000. This increase is primarily attributable to an increase in the amount of maintenance capital expenditures made in 2001 versus 2000, the acquisition of more new store locations in 2001 and increases in purchases of property assets related to our store expansion program.

     Cash provided by financing activities increased by $100.1 million to $2.4 million in 2001, compared to net cash used of $97.7 million in 2000. This increase is primarily related to the net proceeds of approximately $45.6 million from the issuance of our common stock in May 2001, the net proceeds of approximately $99.5 million from the issuance of our senior subordinated notes in December 2001, as well as an increase in the amount of stock options exercised during 2001 as compared to 2000. This increase was partially offset by the repurchase of $25.0 million of our common stock from Mr. Talley and debt repayments under our senior credit facilities of approximately $138.0 million from the proceeds from the May 2001 offering, the December 2001 offering, and from available cash flow from operations.

     Liquidity Requirements. Our primary liquidity requirements are for debt service, rental merchandise purchases, capital expenditures, litigation and our store expansion program. Our primary sources of liquidity have been cash provided by operations, borrowings and sales of debt and equity securities. In the future, we may incur additional debt, or may issue debt or equity securities to finance our operating and growth strategies. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general economic conditions. There can be no assurance that additional financing will be available, or if available, that it will be on terms we find acceptable.

     We believe that the cash flow generated from operations, together with amounts available under our senior credit facilities, will be sufficient to fund our debt service requirements, rental merchandise purchases, capital expenditures, litigation and our store expansion intentions during 2002. Our revolving credit facilities provide us with revolving loans in an aggregate principal amount not exceeding $130.0 million, of which $66.4 million was available at March 22, 2002. At March 22, 2002, we had $142.0 million in cash. While our operating cash flow has been strong and we expect this strength to continue, our liquidity could be negatively impacted if we do not remain as profitable as we expect.

     Rental Merchandise Purchases. We purchased $532.5 million, $462.1 million and $513.9 million of rental merchandise during 2001, 2000 and 1999, respectively. During 1999, we made a one time net investment in rental inventory in order to remerchandise the stores acquired in the Thorn Americas and Central Rents acquisitions.

     Capital Expenditures. We make capital expenditures in order to maintain our existing operations as well as for new capital assets in new and acquired stores. We spent $57.5 million, $37.9 million and $36.2 million on capital expenditures in 2001, 2000 and 1999, respectively, and expect to spend approximately $45 million in 2002.

     Acquisitions and New Store Openings. During 2001, we continued our strategy of increasing our store base through opening new stores, as well as through opportunistic acquisitions. We spent approximately $49.8 million on acquiring stores and accounts from competitors for the year ended December 31, 2001. It is our intention to increase the number of stores we operate by an average of approximately 5-10% per year over the next several years.

     The profitability of our stores tends to grow at a slower rate approximately five years from the time we open or acquire them. As a result, in order for us to show improvements in our profitability, it is important for us to continue to open stores in new locations or acquire underperforming stores on favorable terms. There can be no assurance we will be able to acquire or open new stores at the rates we expect, or at all. We cannot assure you the stores we do acquire or open will be profitable at the same levels that our current stores are, or at all.

     Borrowings. The table below shows the scheduled maturity dates of our senior debt outstanding at December 31, 2001.

                        YEAR ENDING
                        DECEMBER 31,
                        ------------                          (IN THOUSANDS)
2002........................................................     $  1,849
2003........................................................        1,849
2004........................................................       26,379
2005........................................................      100,000
2006........................................................      177,078
Thereafter..................................................      120,845
                                                                 --------
                                                                 $428,000
                                                                 ========

     Under our senior credit facilities, we are required to use 25% of the net proceeds from any equity offering to repay our term loans. In addition, we intend to continue to make prepayments of debt under our senior credit facilities, repurchase some of our outstanding subordinated notes or repurchase our common stock under our common stock repurchase program to the extent we have available cash that is not necessary for store openings or acquisitions. We cannot, however, assure you that we will have excess cash available for these purposes.

     Senior Credit Facilities. The senior credit facilities are provided by a syndicate of banks and other financial institutions led by JP Morgan Chase Bank, as administrative agent. At December 31, 2001, we had a total of $428.0 million outstanding under these facilities, all of which was under our term loans. At December 31, 2001, we had $56.4 million of availability under this revolving credit facility.

     Borrowings under the senior credit facilities bear interest at varying rates equal to 1.50% to 3.00% over LIBOR, which was 1.88% at December 31, 2001. We also have a prime rate option under the facilities, but have not exercised it to date. At December 31, 2001, the average rate on outstanding senior debt borrowings was 8.76%.

     During 1998, we entered into interest rate protection agreements with two banks, one of which expired in 2001. Under the terms of the current interest rate protection agreements, the LIBOR rate used to calculate the interest rate charged on $250.0 million of the outstanding senior term debt has been fixed at an average rate of 5.60%. The protection on the $250 million expires in 2003.

     The senior credit facilities are secured by a security interest in substantially all of our tangible and intangible assets, including intellectual property and real property. The senior credit facilities are also secured by a pledge of the capital stock of our subsidiaries.

     The senior credit facilities contain covenants that limit our ability to:

     - incur additional debt (including subordinated debt) in excess of $25 million, excluding the subordinated notes we issued in 2001;

     - repurchase our capital stock and senior subordinated notes;

     - incur liens or other encumbrances;

     - merge, consolidate or sell substantially all our property or business;

     - sell assets, other than inventory;

     - make investments or acquisitions unless we meet financial tests and other requirements;

     - make capital expenditures; or

     - enter into a new line of business.

     The senior credit facilities require us to comply with several financial covenants, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. At December 31, 2001, the maximum leverage ratio was 4.25:1, the minimum interest coverage ratio was 2.50:1, and the minimum fixed charge coverage ratio was 1.30:1. On that date, our actual ratios were 2.26:1, 5.10:1 and 2.12:1, respectively.

     Events of default under the senior credit facilities include customary events, such as a cross-acceleration provision in the event that we default on other debt. In addition, an event of default under the senior credit facilities would occur if we undergo a change of control. This is defined to include the case where Apollo ceases to own at least 50% of the amount of our voting stock that they owned on August 5, 1998, or a third party becomes the beneficial owner of 33.33% or more of our voting stock at a time when certain permitted investors own less than the third party or Apollo entities own less than 35% of the voting stock owned by the permitted investors. We do not have the ability to prevent Apollo from selling its stock, and therefore would be subject to an event of default if Apollo did so and its sales were not agreed to by the lenders under the senior credit facilities. This could result in the acceleration of the maturity of our debt under the senior credit facilities, as well as under our subordinated notes through their cross-acceleration provision.

     1998 Senior Subordinated Notes. In August 1998, we issued $175.0 million of senior subordinated notes, maturing on August 15, 2008, under an indenture dated as of August 18, 1998 among us, our subsidiary guarantors and the trustee, which is now The Bank of New York, as successor to IBJ Schroder Bank & Trust Company. These notes were subsequently exchanged for the registered 1998 notes, which are governed by the same indenture.

     The indenture governing the 1998 notes contains covenants that limit our ability to:

     - incur additional debt;

     - sell assets or our subsidiaries;

     - grant liens to third parties;

     - pay dividends or repurchase stock; and

     - engage in a merger or sell substantially all of our assets.

     Events of default under the indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $25 million.

     We may redeem the 1998 notes after August 15, 2003, at our option, in whole or in part.

     The 1998 notes also require that upon the occurrence of a change of control (as defined in the indenture), the holders of the notes have the right to require us to repurchase the notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. If we did not comply with this repurchase obligation, this would trigger an event of default under our senior credit facilities. We are seeking to exchange the 1998 notes for the exchange notes in the exchange offer.

     2001 Senior Subordinated Notes. In December 2001, we issued an additional $100.0 million of 11% senior subordinated notes, maturing on August 15, 2008, under a separate indenture dated as of December 19, 2001 among us, our subsidiary guarantors and The Bank of New York, as trustee. Although issued pursuant to a separate indenture, the 2001 notes have substantially identical terms as the 1998 notes, except for certain transfer restrictions and registration rights relating to the 2001 notes. The indenture governing the 2001 notes, and which will govern the exchange notes, is substantially similar to the indenture which governs the 1998 notes, including the restrictive covenants, events of default and change of control and redemption provisions described above. The primary difference between the indenture governing the 2001 notes and the indenture governing the 1998 notes is that the indenture governing the 2001 notes and the exchange notes is open-ended, thereby permitted future issuances of senior subordinated notes pursuant to the same indenture. We are seeking to exchange the 2001 notes for the exchange notes in the exchange offer.

     Store Leases. We lease space for all of our stores as well as our corporate and regional offices under operating leases expiring at various times through 2010.

     ColorTyme Guarantee. ColorTyme is a party to an agreement with Textron Financial Corporation, who provides financing to qualifying franchisees of ColorTyme. Under this agreement, in the event of default by the franchisee under agreements governing this financing and upon the occurrence of certain events, Textron may assign the loans and the collateral securing such loans to ColorTyme, with ColorTyme then succeeding to the rights of Textron under the debt agreements, including the rights to foreclose on the collateral. We guarantee the obligations of ColorTyme under this agreement.

     Litigation. In 1998, we recorded an accrual of approximately $125.0 million for estimated probable losses on litigation assumed in connection with the Thorn Americas acquisition. As of December 31, 2001, we have paid approximately $118.0 million of this accrual in settlement of most of these matters and legal fees. These settlements were funded primarily from amounts available under our senior credit facilities, including the revolving credit facility and the multidraw facility, as well as from cash flow from operations.

     On November 1, 2001, we announced that we reached an agreement in principle for the settlement of the Margaret Bunch, et al. v. Rent-A-Center, Inc. matter pending in federal court in Kansas City, Missouri, which is subject to court approval. Under the terms of the proposed settlement, while not admitting liability, we would pay an aggregate of $12.25 million to the agreed upon class, plus plaintiff's attorneys' fees as determined by the court and costs to administer the settlement process. Accordingly, to account for the aforementioned costs, as well as our own attorneys' fees, we recorded a non-recurring charge of $16.0 million in the third quarter of 2001.

     In early March 2002, we reached an agreement in principle with the plaintiffs attorneys in the Wilfong matter pending in St. Louis, Missouri and the EEOC to resolve the Wilfong suit and an EEOC action in Tennessee. Under the terms of the proposed settlement, while not admitting any liability, we would pay an aggregate of $47.0 million to female employees and certain female applicants who were employed by or applied for employment with us for a period commencing no later than April 19, 1998 through the future date of the notice to the applicable class, plus up to $375,000 in settlement administrative costs. The class members in Wilfong include all of the Bunch class members. The $47.0 million payment includes the $12.25 million payment discussed in connection with the Bunch settlement and attorney fees for class counsel in Wilfong. Members of the class who do not wish to participate in the settlement would be given the opportunity to opt out of the settlement.

     The proposed settlement contemplates the settlement would be subject to a four-year consent decree, which could be extended by the court for an additional one year upon a showing of good cause. Also, under the proposed settlement, we agreed to augment our human resources department and our internal employee complaint procedures; enhance our gender anti-discrimination training for all employees; hire a consultant mutually acceptable to the parties for two years to advise us on employment matters; provide certain reports to the EEOC during the period of the consent decree; seek qualified female representation on our board of directors; publicize our desire to recruit, hire and promote qualified women; offer to fill job vacancies within our regional markets with qualified class members who reside in those markets and express an interest in employment by us to the extent of 10% of our job vacancies in such markets over a fifteen month period; and to take certain other steps to improve opportunities for women. We initiated many of the above programs prior to entering into the proposed settlement. Under the proposed agreement, we have the right to terminate the settlement under certain circumstances, including in the event that more than 60 class members elect to opt out of the settlement.

     The proposed settlement contemplates that the Bunch case will be dismissed with prejudice once such settlement becomes final. At the parties' request, the court in the Bunch case stayed the proceedings in that case, including postponing the fairness hearing previously scheduled for March 6, 2002. We anticipate the Memphis federal court will stay the Tennessee EEOC action as well. The terms of the proposed settlement are subject to the parties entering into a definitive settlement agreement and court approval. While we believe the proposed settlement is fair, we cannot assure you that the settlement will be approved by the court in its present form.

     To account for the aforementioned costs, as well as our own attorney's fees, we recorded an additional non-recurring charge of $36.0 million in the fourth quarter of 2001 in connection with the Wilfong matter for a total non-recurring charge of $52.0 million.

     Additional settlements or judgments against us on our existing litigation could affect our liquidity. Please refer to Note J of our consolidated financial statements included elsewhere in this prospectus.

     Sales of Equity Securities. On May 31, 2001, we completed an offering of 3,680,000 shares of our common stock at an offering price of $42.50 per share. In this offering, 1,150,000 shares were offered by us and 2,530,000 shares were offered by some of our stockholders. Net proceeds to us were approximately $45.6 million.

     During 1998, we issued 260,000 shares of our Series A preferred stock at $1,000 per share, resulting in aggregate proceeds of $260.0 million. Dividends on our Series A preferred stock accrue on a quarterly basis, at the rate of $37.50 per annum, per share, and are currently paid in additional shares of Series A preferred stock because of restrictive provisions in our senior credit facilities. Beginning in 2003, we will be required to pay the dividends in cash and may do so under our senior credit facilities so long as we are not in default.

     The Series A preferred stock is not redeemable until August 2002, after which time we may, at our option, redeem the shares at 105% of the $1,000 per share liquidation preference plus accrued and unpaid dividends.

     Contractual Cash Commitments. The table below summarizes debt, lease and other minimum cash obligations outstanding as of December 31, 2001:

                                               PAYMENTS DUE BY YEAR
CONTRACTUAL CASH           ------------------------------------------------------------
OBLIGATIONS(1)              TOTAL       2002      2003     2004     2005 AND THEREAFTER
----------------           --------   --------   ------   -------   -------------------
                                                  (IN THOUSANDS)
Senior Credit Facilities
  (including current
  portion)...............  $428,000   $  1,849   $1,849   $26,379        $397,923
11% Senior Subordinated
  Notes(2)...............   482,961     26,461   30,250    30,250         396,000
Operating Leases.........   360,268    107,142   95,208    77,999          79,919

---------------

(1) Excludes obligations under the ColorTyme guarantee, our Series A preferred stock, the change in control and acceleration provisions under the senior credit facilities, and the optional redemption, change in control and acceleration provisions under the indentures governing our subordinated notes.

(2) Includes interest payments of $15.13 million on each of February 15 and August 15 of each year, except with respect to the interest payment for February 2002, which was for $11.34 million.

     Talley Repurchase. In connection with Mr. Talley's retirement, we entered into an agreement to repurchase $25.0 million worth of shares of our common stock held by Mr. Talley at a purchase price equal to the average closing price of our common stock over the 10 trading days beginning October 9, 2001, subject to a maximum of $27.00 per share and a minimum of $20.00 per share. Under this formula, the purchase price for the repurchase was calculated at $20.258 per share. Accordingly, on October 23, 2001 we repurchased 493,632 shares of our common stock from Mr. Talley at $20.258 per share for a total purchase price of $10.0 million, and on November 30, 2001, we repurchased an additional 740,448 shares of our common stock from Mr. Talley at $20.258 per share, for a total purchase price of an additional $15.0 million. On January 25, 2002, we exercised the option to repurchase all of the remaining 1,714,086 shares of common stock held by Mr. Talley at $20.258 per share, for $34.7 million. We repurchased those remaining shares on January 30, 2002.

     Our senior credit facilities contain covenants that generally limit our ability to repurchase our capital stock and senior subordinated notes. In addition, the indentures governing our subordinated notes contain covenants limiting our ability to repurchase our capital stock. Under these agreements, we had the ability to effect the repurchases of our common stock from Mr. Talley. However, as a result of those repurchases, our ability to make further repurchases of our common stock, including pursuant to our common stock repurchase program, and to repurchase any outstanding notes is limited.

     Common Stock Repurchase Program. In April 2000, we announced that our board of directors had authorized a program to repurchase in the open market up to an aggregate of $25 million of our common stock. To date, no shares of common stock have been purchased by us under this share repurchase program. However, we may begin repurchasing shares of our common stock at any time, subject to the limitations in our senior credit facilities and the indentures governing our senior subordinated notes.

     Economic Conditions. Although our performance has not suffered in previous economic downturns, we cannot assure you that demand for our products, particularly in higher price ranges, will not significantly decrease in the event of a prolonged recession.

     Seasonality. Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year, primarily related to federal income tax refunds. Generally, our customers will more frequently exercise their early purchase option on their existing rental purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year. We expect this trend to continue in future periods.

  EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     SFAS 133. Effective January 1, 2001, we adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

     The adoption of SFAS 133 on January 1, 2001 resulted in a cumulative pre-tax increase to other comprehensive income of $2.6 million, or $1.4 million after taxes. As a result of a decline in interest rates for the year ended December 31, 2001, accumulated comprehensive loss at the end of the period was $6.3 million after taxes.

     SFAS 141 and SFAS 142. On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 is effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Certain provisions of this statement, however, applied to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS No. 142.

     Major provisions of these statements and their effective dates for us are as follows:

     - all business combinations initiated after June 30, 2001 must use the purchase method of accounting;

     - intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability;

     - goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized;

     - effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization;

     - effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator; and

     - all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     We amortized goodwill and intangible assets recognized prior to July 1, 2001 under our current method through December 31, 2001. Beginning January 1, 2002, annual goodwill amortization of approximately $28.4 million will no longer be recognized. We intend to complete a transitional impairment test of all intangible assets by March 31, 2002 and a transitional fair value based impairment test of goodwill as of January 1, 2002 by June 30, 2002. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.

     SFAS 143. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not believe that the implementation of this standard will have a material effect on its financial position, results of operations, or cash flows.

     SFAS 144. On October 3, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not believe that the implementation of this standard will have a material effect on our financial position, results of operations, or cash flows.

                                    BUSINESS

OVERVIEW

     We are the largest operator in the United States rent-to-own industry with an approximate 29% market share based on store count. At December 31, 2001, we operated 2,281 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, is a national franchisor of rent-to-own stores. At December 31, 2001, ColorTyme had 342 franchised stores in 42 states, 330 of which operated under the ColorTyme name and 12 stores of which operated under the Rent-A-Center name. These franchise stores represent a further 4% market share based on store count.

     Our stores offer high quality, durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that typically allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise. We estimate that approximately 62% of our business is from repeat customers. We offer well known brands such as Philips, Sony, JVC, Toshiba and Mitsubishi home electronics, Whirlpool appliances, Dell, Compaq and Hewlett Packard computers and Ashley, England and Benchcraft furniture. For the year ended December 31, 2001, home electronics merchandise generated 41% of our store rental revenue, 32% was derived from furniture and home furnishing accessories, 17% from appliances and 10% from computers.

     Rent-A-Center was incorporated as a Delaware corporation on September 16, 1986. Advantage Companies was incorporated as a Delaware corporation on October 11, 1994. ColorTyme was incorporated as a Texas corporation on May 7, 1996. Rent-A-Center's and Advantage Companies' principal executive offices are located at 5700 Tennyson Parkway, Third Floor, Plano, Texas 75024, telephone (972) 801-1100. ColorTyme's principal executive office is located at 5700 Tennyson Parkway, First Floor, Plano, Texas 75024, telephone (972) 608-5376.

INDUSTRY BACKGROUND

     According to industry sources and our estimates, the rent-to-own industry consists of approximately 8,000 stores, and provides approximately 7.0 million products to over 3.0 million households each year. We estimate the six largest rent-to-own industry participants account for 4,700 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 20 stores. The rent-to-own industry is highly fragmented and, due primarily to the decreased availability of traditional financing sources, has experienced, and we believe will continue to experience, increasing consolidation. We believe this consolidation trend in the industry presents opportunities for us to continue to acquire additional stores on favorable terms.

     The rent-to-own industry serves a highly diverse customer base. According to the Association of Progressive Rental Organizations, 92% of rent-to-own customers have incomes between $15,000 and $50,000 per year. Many of the customers served by the industry do not have access to conventional forms of credit and are typically cash constrained. For these customers, the rent-to-own industry provides access to brand name products that they would not normally be able to obtain. The Association of Progressive Rental Organizations also estimates that 93% of customers have high school diplomas. According to a Federal Trade Commission study, 75% of rent-to-own customers were satisfied with their experience with rent-to-own transactions. The study noted that customers gave a wide variety of reasons for their satisfaction, "including the ability to obtain merchandise they otherwise could not, the low payments, the lack of a credit check, the convenience and flexibility of the transaction, the quality of the merchandise, the quality of the maintenance, delivery, and other services, the friendliness and flexibility of the store employees, and the lack of any problems or hassles."

STRATEGY

     We are currently focusing our strategic efforts on:

     - enhancing the operations and profitability in our store locations;

     - opening new stores and acquiring existing rent-to-own stores; and

     - building our national brand.

  ENHANCING STORE OPERATIONS

     We continually seek to improve store performance through strategies intended to produce gains in operating efficiency and profitability. For example, we recently implemented programs to refocus our operational personnel to prioritize store profit growth, including the effective pricing of rental merchandise and the management of store level operating expenses. Similarly, we have instituted a transitional duty program to maintain store level productivity as well as to minimize costs related to the workers compensation component of our insurance programs.

     We believe we will achieve further gains in revenues and operating margins in both existing and newly acquired stores by continuing to:

     - use focused advertising to increase store traffic;

     - expand the offering of upscale, higher margin products, such as Philips, Sony, JVC, Toshiba and Mitsubishi electronics, Ashley, England and Benchcraft furniture, Dell, Compaq and Hewlett Packard computers and Whirlpool appliances, to increase the number of product rentals;

     - employ strict store-level cost control;

     - closely monitor each store's performance through the use of our management information system to ensure each store's adherence to established operating guidelines; and

     - use a revenue and profit based incentive pay plan.

  OPENING NEW STORES AND ACQUIRING EXISTING RENT-TO-OWN STORES

     We intend to expand our business both by opening new stores in targeted markets and by acquiring existing rent-to-own stores. We will focus new market penetration in adjacent areas or regions that we believe are underserved by the rent-to-own industry, which we believe represents a significant opportunity for us. In addition, we intend to pursue our acquisition strategy of targeting under-performing and under-capitalized chains of rent-to-own stores. We have gained significant experience in the acquisition and integration of other rent-to-own operators and believe the fragmented nature of the rent-to-own industry will result in ongoing consolidation opportunities. Acquired stores benefit from our administrative network, improved product mix, sophisticated management information system and purchasing power. In addition, we have access to an expanding number of our franchise locations, which we have the right of first refusal to purchase.

     Since March 1993, our company-owned store base has grown from 27 to 2,281 at December 31, 2001, primarily through acquisitions. During this period, we acquired over 2,000 company-owned stores and over 350 franchised stores in more than 70 separate transactions, including six transactions where we acquired in excess of 70 stores. In May 1998, we acquired substantially all of the assets of Central Rents, which operated 176 stores, for approximately $100 million in cash. In August 1998, we acquired Thorn Americas for approximately $900 million in cash, including the repayment of certain debt of Thorn Americas. Prior to this acquisition, Thorn Americas was our largest competitor, operating 1,409 company-owned stores and franchising 65 stores in 49 states and the District of Columbia.

     In the second half of 2000, having successfully integrated the Thorn Americas and Central Rents acquisitions, we resumed our strategy of increasing our store base. For the year ended December 31, 2000, we opened 36 new stores, acquired 74 stores and closed 27 existing stores. Of the 27 stores closed, 22 were merged with existing stores, four were sold and one was closed with no surviving store. For the year ended December 31, 2001, we opened 76 new stores, acquired 95 stores, purchased accounts from 90 competitors' locations and closed 48 existing stores. Of the 48 stores closed, 42 were merged with existing stores and six were sold. The 95 acquired stores and acquired accounts were the result of 52 separate transactions for an aggregate purchase price of approximately $49.8 million in cash.

     We continue to believe there are attractive opportunities to expand our presence in the rent-to-own industry. We intend to increase the number of stores in which we operate by an average of approximately 5% to 10% per year over the next several years. We plan to accomplish our future growth through both selective and opportunistic acquisitions and new store development.

  BUILDING OUR NATIONAL BRAND

     We have implemented a strategy to increase our name recognition and enhance our national brand. As a part of a branding strategy, in April 2000 we launched a national advertising campaign featuring John Madden as our advertising spokesperson. Mr. Madden appears in our advertising media used in the campaign, including television and radio commercials, print, direct response and in-store signage. We believe Mr. Madden possesses a unique balance of multi-cultural appeal, a strong image identification among both men and women, and a personality that people of all ages enjoy. We believe that as the Rent-A-Center name gains in familiarity and national recognition through our advertising efforts, we will continue to educate the consumer about the rent-to-own alternative to merchandise purchases as well as solidify our reputation as a leading provider of high quality branded merchandise.

OUR STORES

     At December 31, 2001, we operated 2,281 stores in 50 states, Puerto Rico and the District of Columbia. In addition, our subsidiary ColorTyme franchised 342 stores in 42 states. This information is illustrated by the following table:

                             NUMBER OF STORES
                           --------------------
                           COMPANY
        LOCATION            OWNED    FRANCHISED
        --------           -------   ----------
Alabama..................      44         1
Alaska...................       3        --
Arizona..................      52         7
Arkansas.................      21         3
California...............     142         8
Colorado.................      29         3
Connecticut..............      19         6
Delaware.................      15         1
District of Columbia.....       4        --
Florida..................     132        10
Georgia..................      92        13
Hawaii...................      11         2
Idaho....................       6         4
Illinois.................     115         6
Indiana..................      91        17
Iowa.....................      19        --
Kansas...................      27        18
Kentucky.................      39         6
Louisiana................      34         7
Maine....................      18         9
Maryland.................      50         6
Massachusetts............      48         7
Michigan.................      94        16
Minnesota................       4        --
Mississippi..............      17         4
Missouri.................      53         7
Montana..................       1         4

                             NUMBER OF STORES
                           --------------------
                           COMPANY
        LOCATION            OWNED    FRANCHISED
        --------           -------   ----------
Nebraska.................       4        --
Nevada...................      16         5
New Hampshire............      14         2
New Jersey...............      40         8
New Mexico...............      11         9
New York.................     125        15
North Carolina...........      86        16
North Dakota.............       1        --
Ohio.....................     156         5
Oklahoma.................      36        13
Oregon...................      19         8
Pennsylvania.............      84         6
Puerto Rico..............      21        --
Rhode Island.............      12         1
South Carolina...........      31         5
South Dakota.............       2        --
Tennessee................      78         5
Texas....................     226        57
Utah.....................      14         2
Vermont..................       7        --
Virginia.................      41         7
Washington...............      37         9
West Virginia............      12         2
Wisconsin................      26         2
Wyoming..................       2        --
                            -----       ---
     Total...............   2,281       342
                            =====       ===

     Our stores average approximately 4,300 square feet and are located primarily in strip malls. Because we receive merchandise shipments directly from vendors, we are able to dedicate approximately 80% of the store space to showroom floor, and also eliminate warehousing costs.

RENT-A-CENTER STORE OPERATIONS

  PRODUCT SELECTION

     Our stores offer merchandise from four basic product categories: home electronics, appliances, computers, and furniture and accessories. Our stores typically have available at any one time approximately 100 of the 150 different items we offer. Although we seek to ensure our stores maintain sufficient inventory to offer customers a wide variety of models, styles and brands, we generally limit inventory to prescribed levels to ensure strict inventory controls. We seek to provide a wide variety of high quality merchandise to our customers, and we emphasize high-end products from brand-name manufacturers. For the year ended December 31, 2001, home electronic products accounted for approximately 41% of our store rental revenue, furniture and accessories for 32%, appliances for 17% and computers for 10%. Customers may request either new merchandise or previously rented merchandise. Previously rented merchandise is offered at the same weekly or monthly rental rate as is offered for new merchandise, but with an opportunity to obtain ownership of the merchandise after fewer rental payments.

     Home electronic products offered by our stores include televisions, DVD players, home entertainment centers, video cassette recorders and stereos from top brand manufacturers such as Philips, Sony, JVC, Toshiba and Mitsubishi. We rent major appliances manufactured by Whirlpool, including refrigerators, washing machines, dryers, microwave ovens, freezers and ranges. We offer personal computers from Dell, Compaq and Hewlett Packard. We rent a variety of furniture products, including dining room, living room and bedroom furniture featuring a number of styles, materials and colors. We offer furniture made by Ashley, England and Benchcraft and other top brand manufacturers. Accessories include pictures, plants, lamps and tables and are typically rented as part of a package of items, such as a complete room of furniture. Showroom displays enable customers to visualize how the product will look in their homes and provide a showcase for accessories.

  RENTAL PURCHASE AGREEMENTS

     Our customers generally enter into weekly or monthly rental purchase agreements, which renew automatically upon receipt of each payment. We retain title to the merchandise during the term of the rental purchase agreement. Ownership of the merchandise generally transfers to the customer if the customer has continuously renewed the rental purchase agreement for a period of 12 to 36 months, depending upon the product type, or exercises a specified early purchase option. Although we do not conduct a formal credit investigation of each customer, a potential customer must provide store management with sufficient personal information to allow us to verify their residence and sources of income. References listed by the customer are contacted to verify the information contained in the customer's rental purchase order form. Rental payments are generally made in cash, by money order or debit card. Approximately 85% of our customers pay in the store on a weekly basis. Depending on state regulatory requirements, we charge for the reinstatement of terminated accounts or collect a delinquent account fee, and collect loss/damage waiver fees from customers desiring product protection in case of theft or certain natural disasters. These fees are standard in the industry and may be subject to government-specified limits. Please read the section entitled "-- Government Regulation."

  PRODUCT TURNOVER

     A minimum rental term of 18 months is generally required to obtain ownership of new merchandise. We believe that only approximately 25% of our initial rental purchase agreements are taken to the full term of the agreement, although the average total life for each product is approximately 22 months, which includes the initial rental period, all re-rental periods and idle time in our system. Turnover varies significantly based on the type of merchandise rented, with certain consumer electronics products, such as camcorders and video cassette recorders, generally rented for shorter periods, while appliances and furniture are generally rented for longer periods. To cover the relatively high operating expenses generated by greater product turnover, rental purchase agreements require higher aggregate payments than are generally charged under other types of purchase plans, such as installment purchase or credit plans.

  CUSTOMER SERVICE

     We offer same day or 24-hour delivery and installation of our merchandise at no additional cost to the customer. We provide any required service or repair without additional charge, except for damage in excess of normal wear and tear. Repair services are provided through our national network of 22 service centers, the cost of which may be reimbursed by the vendor if the item is still under factory warranty. If the product cannot be repaired at the customer's residence, we provide a temporary replacement while the product is being repaired. The customer is fully liable for damage, loss or destruction of the merchandise, unless the customer purchases an optional loss/damage waiver. Most of the products we offer are covered by a manufacturer's warranty for varying periods, which, subject to the terms of the warranty, is transferred to the customer in the event that the customer obtains ownership.

  COLLECTIONS

     Store managers use our computerized management information system to track collections on a daily basis. If a customer fails to make a rental payment when due, store personnel will attempt to contact the customer to obtain payment and reinstate the agreement, or will terminate the account and arrange to regain possession of the merchandise. We attempt to recover the rental items as soon as possible following termination or default of a rental purchase agreement, generally by the seventh to tenth day. Collection efforts are enhanced by the numerous personal and job-related references required of first-time customers, the personal nature of the relationships between the stores' employees and customers and the fact that, following a period in which a customer is temporarily unable to make payments on a piece of rental merchandise, that customer generally may re-rent a piece of merchandise of similar type and age on the terms the customer enjoyed prior to that period. Charge-offs due to lost or stolen merchandise, expressed as a percentage of store revenues, were approximately 2.5% in 2001, 2.5% in 2000, 2.3% in 1999 and 2.5% in 1998.

MANAGEMENT

     We organize our network of stores geographically with multiple levels of management. At the individual store level, each store manager is responsible for customer and credit relations, delivery and collection of merchandise, inventory management, staffing, training store personnel and certain marketing efforts. Three times each week, the store manager is required to audit the idle inventory on hand and compare the audit to our computer report, with the market manager performing a similar audit at least once a month. In addition, our individual store managers track their daily store performance for revenue collected as compared to the projected performance of their store. Each store manager reports to a market manager within close proximity who typically oversees six to eight stores. Typically, a market manager focuses on developing the personnel in his or her market and on ensuring that all stores meet our quality, cleanliness and service standards. In addition, a market manager routinely audits numerous areas of the stores operations, including gross profit per rental agreement, petty cash, and customer order forms. A significant portion of a market manager's and store manager's compensation is dependent upon store revenues and profits, which are monitored by our management reporting system and our tight control over inventory afforded by our direct shipment practice.

     At December 31, 2001, we had 326 market managers who, in turn, reported to 55 regional directors. Regional directors monitor the results of their entire region, with an emphasis on developing and supervising the market managers in their region. Similar to the market managers, regional directors are responsible for ensuring that store managers are following the operational guidelines, particularly those involving store presentation, collections, inventory levels, and order verification. The regional directors report to nine senior vice presidents at our headquarters. The regional directors receive a significant amount of their compensation based on the profits the stores under their management generate.

     Our executive management team at the home office directs and coordinates purchasing, financial planning and controls, employee training, personnel matters and new store site selection. Our executive management team also evaluates the performance of each region, market and store, including the use of on-site reviews. All members of our executive management team receive a significant amount of their total compensation based on the profits generated by the entire company. As a result, our business strategy emphasizes strict cost containment.

MANAGEMENT INFORMATION SYSTEMS

     Through a licensing agreement with High Touch, Inc., we utilize an integrated computerized management information and control system. Each store is equipped with a computer system utilizing point of sale software developed by High Touch. This system tracks individual components of revenue, each item in idle and rented inventory, total items on rent, delinquent accounts and other account information. We electronically gather each day's activity report, which provides our executive management with access to all operating and financial information about any of our stores, markets or regions and generates management reports on a daily, weekly, month-to-date and year-to-date basis for each store and for every rental purchase transaction. The system enables us to track each of our approximately 2.3 million units of merchandise and each of our approximately 1.4 million rental purchase agreements, which often include more than one item of merchandise. In addition, the system performs a daily sweep of available funds from our stores' depository accounts into our central operating account based on the balances reported by each store. Our system also includes extensive management software and report-generating capabilities. The reports for all stores are reviewed on a daily basis by executive management and unusual items are typically addressed the following business day. Utilizing the management information system, our executive management, regional directors, market managers and store managers closely monitor the productivity of stores under their supervision according to our prescribed guidelines.

     The integration of the management information system developed by High Touch with our accounting system, developed by Lawson Software, Inc., facilitates the production of our financial statements. These financial statements are distributed monthly to all stores, markets, regions and our executive management team for their review.

PURCHASING AND DISTRIBUTION

     Our executive management determines the general product mix in our stores based on analyses of customer rental patterns and the introduction of new products on a test basis. Individual store managers are responsible for determining the particular product selection for their store from the list of products approved by executive management. Store and market managers make specific purchasing decisions for the stores, subject to review by executive management. All merchandise is shipped by vendors directly to each store, where it is held for rental. We do not maintain any warehouse space. These practices allow us to retain tight control over our inventory and, along with our selection of products for which consistent historical demand has been shown, reduces the number of obsolete items in our stores.

     We purchase the majority of our merchandise from manufacturers, who ship directly to each store. Our largest suppliers include Ashley, Whirlpool and Philips, who accounted for approximately 15.2%, 13.4%, and 11.5%, respectively, of merchandise purchased in 2001.No other supplier accounted for more than 10.0% of merchandise purchased during this period. We do not generally enter into written contracts with our suppliers. Although we expect to continue relationships with our existing suppliers, we believe that there are numerous sources of products available, and we do not believe that the success of our operations is dependent on any one or more of our present suppliers.

MARKETING

     We promote the products and services in our stores through direct mail advertising, radio, television and secondary print media advertisements. Our advertisements emphasize such features as product and brand-name selection, prompt delivery and the absence of initial deposits, credit investigations or long-term obligations. Advertising expense as a percentage of store revenue for the years ended December 31, 2001 and 2000 was approximately 4.0%. As we obtain new stores in our existing market areas, the advertising expenses of each store in the market can be reduced by listing all stores in the same market-wide advertisement.

     Mr. John Madden serves as our national advertising spokesman for the advertising campaign we launched in April 2000. Mr. Madden appears in our advertising media used in the campaign, including television and radio commercials, print, direct response and in-store signage. We believe his involvement in this campaign assists us in capturing new customers and establishes a stronger national identity for Rent-A-Center. Mr. Madden's agreement with us expires on March 31, 2003.

COMPETITION

     The rent-to-own industry is highly competitive. According to industry sources and our estimates, the six largest industry participants account for approximately 4,700 of the 8,000 rent-to-own stores in the United States. We are the largest operator in the rent-to-own industry with 2,281 stores and 342 franchised locations as of December 31, 2001. Our stores compete with other national and regional rent-to-own businesses, as well as with rental stores that do not offer their customers a purchase option. With respect to customers desiring to purchase merchandise for cash or on credit, we also compete with department stores, credit card companies and discount stores. Competition is based primarily on store location, product selection and availability, customer service and rental rates and terms.

COLORTYME OPERATIONS

     ColorTyme is our nationwide franchisor of rent-to-own stores. At December 31, 2001, ColorTyme franchised 342 rent-to-own stores in 42 states. These rent-to-own stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories. During 2001, 31 new locations were added, 48 were sold, including 45 that we purchased, and five were closed. During that same period, the number of new franchisees operating stores under the ColorTyme name increased by six.

     All but 12 of the ColorTyme franchised stores use ColorTyme's tradenames, service marks, trademarks, logos, emblems and indicia of origin. These 12 stores are franchises acquired in the Thorn Americas acquisition and continue to use the Rent-A-Center name. All stores operate under distinctive operating procedures and standards. ColorTyme's primary source of revenue is the sale of rental merchandise to its franchisees who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own program. As franchisor, ColorTyme receives royalties of 2.1% to 4.0% of the franchisees' monthly gross revenue and, generally, an initial fee of between $7,500 per location for existing franchisees and up to $25,000 per location for new franchisees.

     The ColorTyme franchise agreement generally requires the franchised stores to utilize specific computer hardware and software for the purpose of recording rentals, sales and other record keeping and central functions. ColorTyme retains the right to upload and download data, troubleshoot, and retrieve data and information from the franchised stores' computer systems.

     The franchise agreement also requires the franchised stores to exclusively offer for rent or sale only those brands, types, and models of products that ColorTyme has approved. The franchised stores are required to maintain an adequate mix of inventory that consists of approved products for rent as dictated by ColorTyme policy manuals, and must maintain on display such products as specified by ColorTyme. ColorTyme negotiates purchase arrangements with various suppliers it has approved. ColorTyme's largest supplier is Whirlpool, which accounted for approximately 12.8% of merchandise purchased by ColorTyme in 2001.

     ColorTyme is a party to an agreement with Textron Financial Corporation, who provides financing to qualifying franchisees of ColorTyme. Under this agreement, in the event of default by the franchisee under agreements governing this financing and upon the occurrence of certain events, Textron may assign the loans and collateral securing such loans to ColorTyme, with ColorTyme then succeeding to the rights of Textron under the debt agreements, including the rights to foreclose on the collateral. We guarantee the obligations of ColorTyme under this agreement.

     ColorTyme has established a national advertising fund for the franchised stores, whereby ColorTyme has the right to collect up to 3% of the monthly gross revenue from each franchisee as contributions to the fund. Currently, ColorTyme has set the monthly franchisee contribution at $250 per store per month. ColorTyme directs the advertising programs of the fund, generally consisting of advertising in print, television and radio. The franchisees also are required to expend 3% of their monthly gross revenue on local advertising.

     ColorTyme licenses the use of its trademarks to the franchisees under the franchise agreement. ColorTyme owns the registered trademarks ColorTyme(R), ColorTyme-What's Right for You(R), and FlexTyme(R), along with certain design and service marks.

     Some of ColorTyme's franchisees may be in locations where they directly compete with our company-owned stores, which could negatively impact the business, financial condition and operating results of our company-owned store.

     The ColorTyme franchise agreement provides us a right of first refusal to purchase the franchise location of a ColorTyme franchisee wishing to exit the business.

TRADEMARKS

     We own various registered trademarks, including Rent-A-Center(R), Renters Choice(R) and Remco(R). The products held for rent also bear trademarks and service marks held by their respective manufacturers.

EMPLOYEES

     As of December 31, 2001, we had approximately 12,900 employees, of whom approximately 250 were assigned to our headquarters and the remainder of whom were directly involved in the management and operation of our stores. As of the same date, we had approximately 20 employees dedicated to ColorTyme, all of whom were employed full-time. The employees of the ColorTyme franchisees are not employed by us. None of our employees, including ColorTyme employees, are covered by a collective bargaining agreement. However, in June 2001 the employees of six of our stores in New York, New York elected to be represented by the Teamsters union. We are contesting the validity of this election. We believe relationships with our employees and ColorTyme's relationships with its employees are generally good.

PROPERTIES

     We lease space for all of our stores, as well as our corporate and regional offices, under operating leases expiring at various times through 2010. Most of these leases contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed-upon formulas. Both our headquarters and ColorTyme's headquarters are located at 5700 Tennyson Parkway, Plano, Texas, and consist of approximately 77,158 and 5,116 square feet devoted to our operations and ColorTyme's operations, respectively. Store sizes range from approximately 1,400 to 17,000 square feet, and average approximately 4,300 square feet. Approximately 80% of each store's space is generally used for showroom space and 20% for offices and storage space.

     We believe that suitable store space generally is available for lease, and we would be able to relocate any of our stores without significant difficulty should we be unable to renew a particular lease. We also expect additional space is readily available at competitive rates to open new stores. Under various federal and state laws, lessees may be liable for environmental problems at leased sites even if they did not create, contribute to, or know of the problem. We are not aware of and have not been notified of any violations of federal, state or local environmental protection or health and safety laws, but cannot guarantee that we will not incur material costs or liabilities under these laws in the future.

GOVERNMENT REGULATION

  STATE REGULATION

     Currently 47 states and Puerto Rico have legislation regulating rental purchase transactions. We believe this existing legislation is generally favorable to us, as it defines and clarifies the various disclosures, procedures and transaction structures related to the rent-to-own business with which we must comply. With some variations in individual states, most related state legislation requires the lessor to make prescribed disclosures to customers about the rental purchase agreement and transaction, and provides time periods during which customers may reinstate agreements despite having failed to make a timely payment. Some state rental purchase laws prescribe grace periods for non-payment, prohibit or limit certain types of collection or other practices, and limit certain fees that may be charged. Nine states limit the total rental payments that can be charged. These limitations, however, do not become applicable in general unless the total rental payments required under agreements exceed 2.0 times to 2.4 times of the disclosed cash price or the retail value.

     Minnesota, which has a rental purchase statute, and Wisconsin and New Jersey, which do not have rental purchase statutes, have had court decisions which treat rental purchase transactions as credit sales subject to consumer lending restrictions. In response, we have developed and utilize separate rental agreements which do not provide customers with an option to purchase rented merchandise in both Minnesota and Wisconsin. In Wisconsin, customers are provided an opportunity to purchase the rented merchandise in a separate transaction. In New Jersey, we have provided increased disclosures and longer grace periods. We operate four stores in Minnesota, 26 stores in Wisconsin and 40 stores in New Jersey. See the section entitled "-- Legal Proceedings."

     North Carolina has no rental purchase legislation. However, the retail installment sales statute in North Carolina recognizes that rental purchase transactions which provide for more than a nominal purchase price at the end of the agreed rental period are not credit sales under the statute. We operate 86 stores in North Carolina.

     The District of Columbia has recently passed rental purchase legislation, which becomes effective in April 2002. We operate four stores in the District of Columbia.

     There can be no assurance that new or revised rental purchase laws will not be enacted or, if enacted, that the laws would not have a material and adverse effect on us.

  FEDERAL LEGISLATION

     No comprehensive federal legislation has been enacted regulating or otherwise impacting the rental purchase transaction. We do, however, comply with the Federal Trade Commission recommendations for disclosure in rental purchase transactions. From time to time, legislation has been introduced in Congress that would regulate the rental purchase transaction, including legislation that would subject the rental purchase transaction to interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act. Any adverse federal legislation, if enacted, could have a material and adverse effect on us.

LEGAL PROCEEDINGS

     From time to time, we, along with our subsidiaries, are party to various legal proceedings arising in the ordinary course of business. Except as described below, we are not currently a party to any material litigation.

     Colon v. Thorn Americas, Inc. The plaintiffs filed this class action in November 1997 in New York state court. This matter was assumed by us in connection with the Thorn Americas acquisition, and appropriate purchase accounting adjustments were made for such contingent liabilities. The plaintiffs acknowledge that rent-to-own transactions in New York are subject to the provisions of New York's Rental Purchase Statute but contend the Rental Purchase Statute does not provide Thorn Americas immunity from suit for other statutory violations. Plaintiffs allege Thorn Americas has a duty to disclose effective interest under New York consumer protection laws, and seek damages and injunctive relief for Thorn Americas' failure to do so. This suit also alleges violations relating to excessive and unconscionable pricing, late fees, harassment, undisclosed charges, and the ease of use and accuracy of its payment records. In their prayers for relief, the plaintiffs have requested the following:

     - class certification;

     - injunctive relief requiring Thorn Americas to (A) cease certain marketing practices, (B) price their rental purchase contracts in certain ways, and
       (C) disclose effective interest;

     - unspecified compensatory and punitive damages;

     - rescission of the class members contracts;

     - an order placing in trust all moneys received by Thorn Americas in connection with the rental of merchandise during the class period;

     - treble damages, attorney's fees, filing fees and costs of suit;

     - pre- and post-judgment interest; and

     - any further relief granted by the court.

     The plaintiffs have not alleged a specific monetary amount with respect to their request for damages.

     The proposed class originally included all New York residents who were party to Thorn Americas' rent-to-own contracts from November 26, 1991 through November 26, 1997. In her class certification briefing, Plaintiff acknowledged her claims under the General Business Law in New York are subject to a three year statute of limitations, and is now requesting a class of all persons in New York who paid for rental merchandise from us since November 26, 1994. We are vigorously defending this action. In November 2000, following interlocutory appeal by both parties from the denial of cross-motions for summary judgement, we obtained a favorable ruling from the Appellate Division of the State of New York, dismissing Plaintiff's claims based on the alleged failure to disclose an effective interest rate. Plaintiff's other claims were not dismissed. Plaintiff moved to certify a state-wide class in December 2000. Plaintiff's class certification motion was heard by the court on November 7, 2001, at which time the court took the motion under advisement. We are vigorously opposing class certification. Although there can be no assurance that our position will prevail, or that we will be found not to have any liability, we believe the decision by the Appellate Division regarding interest rate disclosure to be a significant and favorable development in this matter.

     Wisconsin Attorney General Proceeding. On August 4, 1999, the Wisconsin Attorney General filed suit against us and our subsidiary ColorTyme in the Circuit Court of Milwaukee County, Wisconsin, alleging that our rent-to-rent transaction violates the Wisconsin Consumer Act and the Wisconsin Deceptive Advertising Statute. The Attorney General claims that our rent-to-rent transaction, coupled with the opportunity afforded our customers to purchase rental merchandise under what we believe is a separate transaction, is a disguised credit sale subject to the Wisconsin Consumer Act. Accordingly, the Attorney General alleges that we have failed to disclose credit terms, misrepresented the terms of the transaction and engaged in unconscionable practices. We currently operate 26 stores in Wisconsin.

     The Attorney General seeks injunctive relief, restoration of any losses suffered by any Wisconsin consumer harmed and civil forfeitures and penalties in amounts ranging from $50 to $10,000 per violation. The Attorney General's claim for monetary penalties applies to at least 9,060 transactions through September 30, 2001. On October 31, 2001, the Attorney General filed a motion for summary judgment on several counts in the complaint, including the principal claim that our rent-to-rent transaction is governed by the Wisconsin Consumer Act. Our response was filed on December 17, 2001. A pre-trial conference and hearing on the motion for summary judgment took place on January 22, 2002, at which time the court ruled in favor of the Attorney General's motion for summary judgment on the liability issues and set the case for trial on damages for February 2003.

     Since the filing of this suit, we have attempted to negotiate a mutually satisfactory resolution of these claims with the Wisconsin Attorney General's office, including the consideration of possible changes in our business practices in Wisconsin. To date, we have not been successful, but our efforts are ongoing. If we are unable to negotiate a settlement with the Attorney General, we intend to litigate the suit. We cannot assure you, however, that the outcome of this matter will not have a material adverse impact on our financial position, results of operations or cash flows.

     Gender Discrimination Actions. We are subject to three class action lawsuits claiming gender discrimination. As described below, we have settled in principle all of the claims covered by these three actions.

     In September 1999, an action was filed against us in federal court in the Western District of Tennessee by the U.S. Equal Employment Opportunity Commission, alleging that we engaged in gender discrimination with respect to four named females and other unnamed female employees and applicants within our Tennessee and Arkansas region. The allegations underlying this EEOC action involve charges of wrongful termination and denial of promotion, disparate impact and failure to hire. The group of individuals on whose behalf EEOC seeks relief is approximately seventy individuals.

     In August 2000, a putative nationwide class action was filed against us in federal court in East St. Louis, Illinois by Claudine Wilfong and eighteen other plaintiffs, alleging that we engaged in class-wide gender discrimination following our acquisition of Thorn Americas. The allegations underlying Wilfong involve charges of wrongful termination, constructive discharge, disparate treatment and disparate impact. In addition, the EEOC filed a motion to intervene on behalf of the plaintiffs, which the court granted on May 14, 2001. On December 27, 2001, the court granted the plaintiff's motion for class certification.

     In December 2000, similar suits filed by Margaret Bunch and Tracy Levings in federal court in the Western District of Missouri were amended to allege class action claims similar to those in Wilfong. In November 2001, we announced that we had reached an agreement in principle for the settlement of the Bunch matter, which is subject to court approval. Under the terms of the proposed settlement, we agreed to pay an aggregate of $12.25 million to the agreed upon class, plus plaintiffs' attorneys fees as determined by the court and costs to administer the settlement subject to an aggregate cap of $3.15 million. On November 29, 2001, the court in

Bunch granted preliminary approval of the settlement and set a fairness hearing on such settlement for March 6, 2002.

     In early March 2002, we reached an agreement in principle with the plaintiffs attorneys in Wilfong and the EEOC to resolve the Wilfong suit and the Tennessee EEOC action. Under the terms of the proposed settlement, while not admitting any liability, we would pay an aggregate of $47.0 million to approximately 5,300 female employees and a yet to be determined number of female applicants who were employed by or applied for employment with us for a period commencing no later than April 19, 1998 through the future date of the notice to the applicable class, plus up to $375,000 in settlement administrative costs. The $47.0 million payment includes the $12.25 million payment discussed in connection with the Bunch settlement. Attorney fees for class counsel in Wilfong would be paid out of the $47.0 million settlement fund in an amount to be determined by the court. Members of the class who do not wish to participate in the settlement would be given the opportunity to opt out of the settlement.

     The proposed agreement contemplates the settlement would be subject to a four-year consent decree, which could be extended by the court for an additional one year upon a showing of good cause. Also, under the proposed settlement, we agreed to augment our human resources department and our internal employee complaint procedures; enhance our gender anti-discrimination training for all employees; hire a consultant mutually acceptable to the parties for two years to advise us on employment matters; provide certain reports to the EEOC during the period of the consent decree; seek qualified female representation on our board of directors; publicize our desire to recruit, hire and promote qualified women; offer to fill job vacancies within our regional markets with qualified class members who reside in those markets and express an interest in employment by us to the extent of 10% of our job vacancies in such markets over a fifteen month period; and to take certain other steps to improve opportunities for women. We initiated many of the above programs prior to entering into the proposed settlement.

     Under the proposed agreement, we have the right to terminate the settlement under certain circumstances, including in the event that more than 60 class members elect to opt out of the settlement.

     The proposed settlement contemplates that the Bunch case will be dismissed with prejudice once such settlement becomes final. At the parties' request, the court in the Bunch case stayed the proceedings in that case, including postponing the fairness hearing previously scheduled for March 6, 2002. We anticipate the Memphis federal court will stay the Tennessee EEOC action as well.

     The terms of the proposed settlement are subject to the parties entering into a definitive settlement agreement and court approval. While we believe the proposed settlement is fair, we cannot assure you that the settlement will be approved by the court in its present form.

     Terry Walker, et. al. v. Rent-A-Center, Inc., et. al.; Chaim Klein, et. al.
v. Rent-A-Center, Inc., et. al.; John Farrar, et. al. v. Rent-A-Center, Inc., et. al. On January 4, 2002, a putative class action was filed against us and certain of our current and former officers and directors by Terry Walker in federal court in Texarkana, Texas. The complaint alleges that the defendants violated Sections 10(b) and/or Section 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing false and misleading statements and omitting material facts regarding our financial performance and prospects for the third and fourth quarters of 2001. The complaint purports to be brought on behalf of all purchasers of our common stock from April 25, 2001 through October 8, 2001 and seeks damages in unspecified amounts. Complaints have also been filed by Chaim Klein and John Farrar in Texarkana, Texas alleging similar claims. We believe that these claims are without merit and intend to vigorously defend ourselves. However, we cannot assure you that we will be found to have no liability in this matter.

                          DESCRIPTION OF CERTAIN DEBT

     As of December 31, 2001, we had outstanding the following other indebtedness (excluding capital lease obligations):

                                                                DECEMBER 31,
                                                                    2001
                                                               --------------
                                                               (IN THOUSANDS)
Senior Credit Facilities....................................      $428,000
11% Senior Subordinated Notes due 2008......................       274,500
                                                                  --------
  Total debt................................................      $702,500
                                                                  ========

     As of December 31, 2001, our debt obligations had the following maturities:

YEAR ENDING                                                        AMOUNT
-----------                                                    --------------
                                                               (IN THOUSANDS)
2002........................................................      $  1,849
2003........................................................         1,849
2004........................................................        26,379
2005........................................................       100,000
2006........................................................       177,078
Thereafter..................................................       395,345
                                                                  --------
Total.......................................................      $702,500
                                                                  ========

SENIOR CREDIT FACILITIES

     The senior credit facilities are provided by a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, as administrative agent. At December 31, 2001, we had a total of $428.0 million outstanding under these facilities, all of which was under our term loans. At December 31, 2001, we had $56.4 million of availability under the revolving credit facility.

     Borrowings under the senior credit facilities bear interest at varying rates equal to 1.5% to 3.00% over LIBOR, which was 1.88% at December 31, 2001. We also have a prime rate option under the facilities, but do not have any exercised as of December 31, 2001. At December 31, 2001, the average rate on outstanding senior debt borrowings was 8.76%.

     During 1998, we entered into two interest rate protection agreements with two banks, one of which expired in 2001. Under the terms of the current interest rate protection agreements, the LIBOR rate used to calculate the interest rate charged on $250.0 million of the outstanding senior term debt is fixed at an average rate of 5.60%. The protection on the $250.0 million expires in 2003.

     The senior credit facilities are secured by a security interest in substantially all of our tangible and intangible assets, including intellectual property and real property. The senior credit facilities are also secured by a pledge of the capital stock of our subsidiaries.

     The senior credit facilities contain covenants that limit our ability to:

     - incur additional debt (including subordinated debt) in excess of $25 million, excluding the 2001 notes;

     - repurchase our capital stock and senior subordinated notes generally;

     - incur liens or other encumbrances;

     - merge, consolidate or sell substantially all our property or business;

     - sell assets, other than inventory;

     - make investments or acquisitions unless we meet financial tests and other requirements;

     - make capital expenditures; or

     - enter into a new line of business.

     The senior credit facilities require us to comply with several financial covenants, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. At December 31, 2001, the maximum leverage ratio was 4.25:1, the minimum interest coverage ratio was 2.50:1, and the minimum fixed charge coverage ratio was 1.3:1. On that date, our actual ratios were 2.26:1, 5.10:1 and 2.12:1, respectively.

     Events of default under the senior credit facilities include customary events, such as a cross-acceleration provision in the event that we default on other debt. In addition, an event of default under the senior credit facilities would occur if we undergo a change of control. This is defined to include the case where Apollo ceases to own at least 50% of the amount of our voting stock that they owned on August 5, 1998, or a third party becomes the beneficial owner of 33.33% or more or our voting stock at a time when certain permitted investors own less than the third party or Apollo entities own less than 35% of the voting stock owned by the permitted investors. We do not have the ability to prevent Apollo from selling its stock, and therefore would be subject to an event of default if Apollo did so and its sales were not agreed to by the lenders under the senior credit facilities. This could result in the acceleration of the maturity of our debt under the senior credit facilities, as well as under the subordinated notes through their cross-acceleration provision.

     The senior credit facilities are secured by a perfected first priority security interest in substantially all of our tangible and intangible assets including intellectual property, real property, and the capital stock of our direct and indirect subsidiaries. The senior credit facilities are unconditionally guaranteed by each of our direct and indirect domestic subsidiaries.

11% SENIOR SUBORDINATED NOTES DUE 2008

     1998 Notes. In August 1998, we issued $175.0 million of senior subordinated notes, maturing on August 15, 2008, under an indenture dated as of August 18, 1998 among us, our subsidiary guarantors and the trustee, which is now The Bank of New York, as successor to IBJ Schroder Bank & Trust Company. These notes were subsequently exchanged for the registered 1998 notes, which are governed by the same indenture.

     The indenture governing the 1998 notes contains covenants that limit our ability to:

     - incur additional debt;

     - sell assets or our subsidiaries;

     - grant liens to third parties;

     - pay dividends or repurchase stock; and

     - engage in a merger or sell substantially all of our assets.

     Events of default under the indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $25 million.

     We may redeem the 1998 notes after August 15, 2003, at our option, in whole or in part.

     The 1998 notes also require that upon the occurrence of a change of control (as defined in the indenture), the holders of the 1998 notes have the right to require us to repurchase the 1998 notes at a price equal to 101% of the original aggregate principal amount, together with
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

accrued and unpaid interest, if any, to the date of repurchase. If we did not comply with this repurchase obligation, this would trigger an event of default under our senior credit facilities.

     We are seeking to exchange the 1998 notes for the exchange notes in the exchange offer.

     2001 Notes. In December 2001, we issued an additional $100.0 million of 11% senior subordinated notes, maturing on August 15, 2008, under a separate indenture dated as of December 19, 2001 among us, our subsidiary guarantors and The Bank of New York, as trustee. Although issued pursuant to a separate indenture, the 2001 notes have substantially identical terms as the 1998 notes, except for certain transfer restrictions and registration rights relating to the 2001 notes. The indenture governing the 2001 notes, and which will govern the exchange notes, is substantially similar to the indenture which governs the 1998 notes, including the restrictive covenants, events of default and change of control and redemption provisions described above. The primary difference between the indenture governing the 2001 notes and the indenture governing the 1998 notes is that the indenture governing the 2001 notes and the exchange notes is open-ended, thereby permitted future issuances of senior subordinated notes pursuant to the same indenture.

     We are seeking to exchange the 2001 notes for the exchange notes in the exchange offer.

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

                    DESCRIPTION OF THE NOTES AND GUARANTEES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Rent-A-Center" refers only to Rent-A-Center and not to any of its subsidiaries, the word "notes" refers only to the exchange notes, and the word "indenture" refers to the 2001 indenture.

DIFFERENCES BETWEEN 1998 INDENTURE AND 2001 INDENTURE

     The indenture that governs the 2001 notes and the exchange notes is substantially similar to the indenture that governs the 1998 notes. The primary difference is that the 2001 indenture places no limitations on the principal amount of indebtedness the Company may issue under the indenture. The 1998 indenture generally limits the amount of indebtedness issued under that indenture to the $175,000,000 aggregate principal amount issued in connection with the offering of the 1998 notes. However, the 1998 indenture does not prohibit us from issuing additional senior subordinated debt outside of the 1998 indenture. With respect to the material terms of the notes, events of default, change of control and redemption provisions and restrictive covenants, the 2001 indenture and the 1998 indenture are substantially identical.

2001 INDENTURE

     Rent-A-Center will issue the notes under an indenture among itself, the subsidiary guarantors and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. Although we believe that we have disclosed in this prospectus all the material provisions of the indenture, we urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. We have filed copies of the indenture as an exhibit to the registration statement which includes this prospectus.

BRIEF DESCRIPTION OF THE NOTES AND THE GUARANTEES

  THE NOTES

     The notes:

     - are general obligations of Rent-A-Center;

     - are subordinated in right of payment to all existing and future Senior Indebtedness of Rent-A-Center;

     - are senior in right of payment to any future Subordinated Obligations of Rent-A-Center; and

     - are unconditionally guaranteed by the Subsidiary Guarantors.

     As of December 31, 2001, Rent-A-Center and the Subsidiary Guarantors had total Senior Indebtedness of approximately $428.0 million. As indicated above and as discussed in detail below under the subheading "Ranking," payments on the notes and under the Guarantees will be subordinated to the payment of Senior Indebtedness. The indenture will permit us and the Subsidiary Guarantors to incur additional Senior Indebtedness.

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

  THE GUARANTEES

     The notes are guaranteed by the following subsidiaries of Rent-A-Center:

        ColorTyme, Inc.
        Advantage Companies, Inc.

     The Guarantees of the notes:

     - are general obligations of each Subsidiary Guarantor;

     - are subordinated in right of payment to all existing and future Senior Indebtedness of each Subsidiary Guarantor; and

     - are senior in right of payment to any future subordinated Indebtedness of each Subsidiary Guarantor.

PRINCIPAL, MATURITY AND INTEREST

     Rent-A-Center may issue an unlimited principal amount subject to compliance with the provisions of the indenture described below under "Limitation on Indebtedness." Rent-A-Center initially issued the 2001 notes with a maximum aggregate principal amount of $100.0 million. The exchange notes will be issued in an aggregate principal amount of up to $275.0 million to effect the exchange of the 1998 notes and 2001 notes. Rent-A-Center will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on August 15, 2008.

     Interest on the notes will accrue at the rate of 11% per annum and will be payable semi-annually in arrears on February 15 and August 15, beginning on August 15, 2002. Rent-A-Center will make each interest payment to the holders of record of these notes on the immediately preceding February 1 and August 1.

     Interest on the notes will accrue from the closing date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

     The notes are redeemable, at Rent-A-Center's option, in whole or in part, at any time and from time to time on and after August 15, 2003 and prior to maturity. The notes may be redeemed at the following redemption prices, expressed as a percentage of principal amount, plus accrued interest, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period commencing on August 15 of the years set forth below:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
2003........................................................   105.500%
2004........................................................   103.667%
2005........................................................   101.833%
2006 and thereafter.........................................   100.000%

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the notes are redeemed pursuant to an optional redemption, selection of the notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. No notes of $1,000 or less may be redeemed in part. Notices of redemption must be mailed by first-class

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

mail at least 30, but not more than 90, days before the redemption date to each holder of notes to be redeemed at the holder's registered address.

     If any note is to be redeemed in part only, the notice of redemption that relates to such note must state the portion of the principal amount or principal amount at maturity, as the case may be, to be redeemed. A new note in a principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as Rent-A-Center has deposited with the paying agent for the notes funds in satisfaction of the applicable redemption price pursuant to the indenture.

RANKING

     The indebtedness evidenced by the notes:

     - is unsecured Senior Subordinated Indebtedness of Rent-A-Center;

     - is subordinated in right of payment, as set forth in the indenture, to the payment when due of all existing and future Senior Indebtedness of Rent-A-Center, including Rent-A-Center's Obligations under the Senior Credit Facility;

     - ranks without preference in right of payment with all existing and future Senior Subordinated Indebtedness of Rent-A-Center; and

     - is senior in right of payment to all existing and future Subordinated Obligations of Rent-A-Center.

     The notes are also effectively subordinated to any Secured Indebtedness of Rent-A-Center and its Subsidiaries to the extent of the value of the assets securing such Indebtedness.

     Although the indenture contains limitations on the amount of additional Indebtedness which Rent-A-Center may incur, under certain circumstances the amount of such indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "-- Certain Covenants -- Limitation on Indebtedness" below.

     Rent-A-Center may not pay principal of, premium, if any, or interest on, the notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase, redeem or otherwise retire any notes (collectively, "pay the notes") if

     - any Senior Indebtedness is not paid when due in cash or Cash Equivalents; or

     - any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (A) the default has been cured or waived and any such acceleration has been rescinded in writing, or (B) such Senior Indebtedness has been paid in full in cash or Cash Equivalents.

     If any Designated Senior Indebtedness is in default and such default would allow the acceleration of the Designated Senior Indebtedness without notice, Rent-A-Center will not be permitted to pay the notes for a period (the "Payment Blockage Period") beginning upon the receipt by the Trustee of written notice (a "Blockage Notice") of such default from the Designated Senior Indebtedness Representative specifying an election to effect a Payment Blockage Period. This Payment Blockage Period will end on the earlier of

     - written notice to the Trustee to terminate the period by the person who gave the Blockage Notice;

     - the discharge or repayment in full of the Designated Senior Indebtedness;

     - the default giving rise to the Blockage Notice is no longer continuing;
       or

     - 179 days have passed following the delivery of the Blockage Notice.
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

     Unless the maturity of the Designated Senior Indebtedness has been accelerated, Rent-A-Center will be permitted to resume payments on the notes after the end of the Payment Blockage Period. Only one Blockage Notice may be given in a 360-day period, regardless of the number of defaults on the Designated Senior Indebtedness during that period. However, if a Blockage Notice is given by a holder of Designated Senior Indebtedness other than Bank Indebtedness during the 360-day period, a representative of Bank Indebtedness may give another Blockage Notice during the 360-day period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days during any 360 consecutive day period.

     The holders of Senior Indebtedness are entitled to receive payment in full before the noteholders are entitled to receive any payment upon:

     - any payment or distribution of the assets of Rent-A-Center upon a total or partial liquidation, dissolution, reorganization or similar proceeding relating to Rent-A-Center; or

     - in a bankruptcy, insolvency, receivership or similar proceeding relating to Rent-A-Center.

     Until the Senior Indebtedness is paid in full, any payment or distribution to which the noteholders would be entitled, but for the subordination provisions of the indenture, will be made to the holders of the Senior Indebtedness. If a distribution is made to the noteholders that should have not been made to them as a result of these subordination provisions, the noteholders are required to hold such a distribution in trust for the holders of the Senior Indebtedness and pay it over to them.

     If payment of the notes is accelerated because of an Event of Default, Rent-A-Center or the Trustee is required to promptly notify the holders of the Designated Senior Indebtedness. Rent-A-Center is not permitted to pay the notes until five Business Days after such holders or the Representative of the Designated Senior Indebtedness receive notice of such acceleration. At that time, Rent-A-Center may pay the notes only if the subordination provisions of the indenture otherwise permit payment at that time.

     As a result of the subordination provisions in the indenture, creditors of Rent-A-Center who are holders of Senior Indebtedness may recover more, ratably, than the noteholders in the event of insolvency.

GUARANTEES

     Each Subsidiary Guarantor will unconditionally guarantee, jointly and severally, on an unsecured, senior subordinated basis, the full and prompt payment of principal of, premium, if any, and interest on the notes, and of all other obligations under the indenture.

     Ranking. The indebtedness evidenced by each Subsidiary Guarantee, including the payment of principal of, premium, if any, and interest on the notes and other obligations with respect to the notes, will be subordinated to all Guarantor Senior Indebtedness of such Subsidiary Guarantor on the same basis as the notes are subordinated to Senior Indebtedness of Rent-A-Center. Each Subsidiary Guarantee will in all respects rank without preference with all other Senior Subordinated Indebtedness of such Subsidiary Guarantor.

     A Subsidiary Guarantor may not incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is expressly subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor. As of September 30, 2001, there was no Guarantor Senior Indebtedness of Subsidiary Guarantors other than the Guarantees of the Senior Credit Facility. See "Description of Certain Debt."

     Although the indenture contains limitations on the amount of additional Indebtedness that Rent-A-Center's Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Guarantor Senior Indebtedness. See
"-- Certain Covenants -- Limitation on Indebtedness" and "-- Ranking."

     Limitation on Subsidiary Guarantee. The obligation of each Subsidiary Guarantor under its Subsidiary Guarantee is limited to the maximum amount as will not constitute a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

     - all other contingent and fixed liabilities of the Subsidiary Guarantor, including any Guarantees under the Senior Credit Facility; and

     - any collections from or payments made by or on behalf of any other Subsidiary Guarantor with respect to other Subsidiary Guarantor's obligations under its Subsidiary Guarantee pursuant to its contribution obligations under the indenture.

     Consolidation and Merger. Each Subsidiary Guarantor is permitted to consolidate or merge into or sell its assets to Rent-A-Center or another Wholly Owned Subsidiary Guarantor without limitation. Each Subsidiary Guarantor is permitted to consolidate with or merge into or sell all or substantially all of its assets to a corporation, partnership, trust, limited partnership, limited liability company or other similar entity other than Rent-A-Center or another Wholly Owned Subsidiary Guarantor if:

     - the provisions under the indenture, including the covenant described under "-- Certain Covenants -- Limitations on Sales of Assets," are complied with; and

     - such Subsidiary Guarantor is released from all of its obligations under the indenture and its Subsidiary Guarantee. However, termination of the Subsidiary Guarantee will only occur to the extent that the Subsidiary Guarantor's obligations under the Senior Credit Facility and all of its Guarantees of any other Indebtedness of Rent-A-Center also terminate.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control (as defined below), each Holder will have the right to require Rent-A-Center to repurchase all or any part of such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Rent-A-Center will not be obligated to purchase the notes, however, if it has exercised its right to redeem all of the notes as described under "-- Optional Redemption." A "Change of Control" means

     - any "Person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than one or more Permitted Holders, is or becomes the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire within one year, directly or indirectly, of more than 50% of the Voting Stock of Rent-A-Center or a Successor Company, as defined below, including, without limitation, through a merger or consolidation or purchase of Voting Stock of Rent-A-Center; provided that the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors, provided further that the transfer of 100% of the voting stock of Rent-A-Center to a Person that has an ownership structure identical to that of Rent-A-Center prior to such transfer, such that Rent-A-Center becomes a Wholly Owned Subsidiary of such Person, shall not be treated as a Change of Control for purposes of the indenture;

     - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors, together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Rent-A-Center was approved by a vote of a majority of the directors of Rent-A-Center then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors then in office;

     - the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions other than a merger or consolidation, of all or substantially all of the assets of Rent-A-Center and its Restricted Subsidiaries taken as a whole to any Person or group of related Persons other than a Permitted Holder; or

     - the adoption of a plan relating to the liquidation or dissolution of Rent-A-Center.

     Unless Rent-A-Center has exercised its right to redeem all the notes as described under "-- Optional Redemption," Rent-A-Center is required, within 30 days following any Change of Control, or at Rent-A-Center's option, prior to such Change of Control but after the public announcement thereof, to mail a notice to each Holder with a copy to the Trustee stating:

     - that a Change of Control has occurred or will occur and that such Holder has, or upon such occurrence will have, the right to require Rent-A-Center to purchase such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of noteholders of record on a record date to receive interest on the relevant interest payment date;

     - the circumstances and relevant facts and financial information regarding such Change of Control;

     - the date of purchase, which will be no earlier than 30 days nor later than 90 days from the date such notice is mailed;

     - the instructions determined by Rent-A-Center, consistent with this covenant, that a Holder must follow in order to have its notes purchased; and

     - that, if such offer is made prior to such Change of Control, payment is conditioned on the occurrence of such Change of Control.

     Rent-A-Center will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant.

     The Change of Control purchase feature is a result of negotiations between Rent-A-Center and the initial purchasers. Rent-A-Center has no present plans to engage in a transaction involving a Change of Control, although it is possible that Rent-A-Center would decide to do so in the future. Subject to the limitations discussed below, Rent-A-Center could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Rent-A-Center's capital structure or credit ratings.

     The occurrence of a Change of Control would constitute a default under the Senior Credit Agreement. Future Senior Indebtedness of Rent-A-Center may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require Rent-A-Center to repurchase the notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Rent-A-Center. Finally, Rent-A-Center's ability to pay cash to the Holders upon a repurchase may be limited by Rent-A-Center's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Rent-A-Center by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of Rent-A-Center and its Subsidiaries. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether Rent-A-Center is required to make an offer to repurchase the notes as described above.

CERTAIN COVENANTS

     The indenture contains covenants, including, among others, the following:

  LIMITATION ON INDEBTEDNESS

     (A) Rent-A-Center shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that Rent-A-Center and any Restricted Subsidiary which is a Subsidiary Guarantor may Incur Indebtedness if, on the date of the Incurrence of such Indebtedness, the Consolidated Coverage Ratio would be greater than 2.50 to 1.00.

     (B) Notwithstanding paragraph (A) above, Rent-A-Center and its Restricted Subsidiaries may Incur the following types of Indebtedness:

     - Indebtedness Incurred pursuant to the Senior Credit Facility, or any refinancing thereof, in a principal amount not to exceed $962.25 million;

     - the Subsidiary Guarantees and Guarantees of Indebtedness incurred pursuant to paragraph (A) above, or, incurred pursuant to the Senior Credit Facility, or any refinancing thereof, in a principal amount not to exceed $962.25 million;

     - Indebtedness of Rent-A-Center to any Restricted Subsidiary;

     - Indebtedness of any Wholly Owned Subsidiary to Rent-A-Center or any Restricted Subsidiary. However, any subsequent issuance or transfer of any Capital Stock, or any other event resulting in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any other subsequent transfer of such Indebtedness, except to Rent-A-Center or a Wholly Owned Subsidiary, will be deemed an incurrence of Indebtedness by Rent-A-Center or such Restricted Subsidiary, in the amount remaining outstanding after such issuance or transfer of such securities;

     - Indebtedness represented by the notes offered hereby and the existing notes issued under the Existing Indenture;

     - Any Indebtedness and related Refinancing Indebtedness, other than the Indebtedness described in any of the situations above, outstanding on the date of the indenture, and any Incurred in connection with any of the Indebtedness described;

     - Indebtedness of Rent-A-Center or any Restricted Subsidiary in the form of Capitalized Lease Obligations, Purchase Money Obligations or Attributable Debt, and any related

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

       Refinancing Indebtedness, in an aggregate amount not to exceed 2.5% of Consolidated Tangible Assets outstanding at any one time;

     - Indebtedness under Hedging Obligations, as long as such Hedging Obligations are entered into for bona fide hedging purposes of Rent-A-Center or any Restricted Subsidiary and are either in the ordinary course of business or are required by the Senior Credit Facility;

     - Indebtedness evidenced by letters of credit issued in the ordinary course of business of Rent-A-Center to secure workers' compensation and other insurance coverage;

     - Guarantees of Rent-A-Center for Indebtedness of franchisees not to exceed $50 million outstanding at any one time; and

     - Indebtedness, which may include Bank Indebtedness, in an aggregate principal amount not to exceed $25 million outstanding at any one time.

     (C) Neither Rent-A-Center nor any Restricted Subsidiary may Incur any Indebtedness pursuant to paragraph (B) above that permits Refinancing Indebtedness related to Indebtedness that constitutes Subordinated Obligations, if the proceeds of such Refinancing Indebtedness are used to Refinance such Subordinated Obligations. However, such Indebtedness is permitted if the Refinancing Indebtedness will be subordinated to the notes at least to the same extent as such Subordinated Obligations.

     In addition, no Subsidiary Guarantor may incur any Indebtedness pursuant to paragraph (B) above that permits Refinancing Indebtedness with respect to Indebtedness constituting Guarantor Subordinated Obligations, if the proceeds of such Refinancing Indebtedness are used to Refinance such Guarantor Subordinated Obligations of such Subsidiary Guarantor. However, such Indebtedness is permitted if the Refinancing Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations.

     (D) If Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (B) above, then for purposes of determining compliance with this covenant, including the outstanding principal amount of any particular Indebtedness relating to this covenant:

     - Rent-A-Center will have sole discretion to classify such item of Indebtedness. Rent-A-Center is required only to include the amount and type of such Indebtedness in one of such clauses; and

     - the amount of Indebtedness issued at a price that is less than the principal amount of such Indebtedness shall be equal to the amount of the liability attributable to such Indebtedness determined in accordance with GAAP.

     (E) Rent-A-Center will not permit any Unrestricted Subsidiary to incur any Indebtedness other than Non-Recourse Debt. However, if any such Indebtedness ceases to be Non-Recourse Debt, then such event shall constitute an Incurrence of Indebtedness by Rent-A-Center or a Restricted Subsidiary.

  LIMITATION ON LAYERING

     Rent-A-Center will not incur any Indebtedness that is expressly subordinate in right of payment to any Senior Indebtedness, unless such Indebtedness is Senior Subordinated Indebtedness or is subordinated in right of payment to Senior Subordinated Indebtedness by contract.

     In addition, no Subsidiary Guarantor will incur any Indebtedness that is expressly subordinate in right of payment to any Guarantor Senior Indebtedness, unless such Indebted-
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ness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor, or is subordinated in right of payment to Guarantor Senior Subordinated Indebtedness by contract.

     Unsecured indebtedness is not considered subordinate to Secured Indebtedness merely because it is unsecured, and Indebtedness that is not guaranteed by a particular person is not deemed to be subordinate to Indebtedness that is so guaranteed, merely because it is not guaranteed.

  LIMITATION ON RESTRICTED PAYMENTS

     (A) Rent-A-Center and its Restricted Subsidiaries are not permitted to take the following actions:

        - declare or pay any dividend or make any distribution on or with respect to its Capital Stock, including payments in connection with any merger or consolidation involving Rent-A-Center. However, dividends or distributions are permitted if they are either payable solely in Capital Stock, other than Disqualified Stock, or payable to Rent-A-Center or any Restricted Subsidiary. If such Restricted Subsidiary is not a Wholly Owned Subsidiary, then the distributions or dividends may be payable to its other shareholders only if on a pro rata basis, measured by value;

        - purchase, redeem, retire or otherwise acquire for value any Capital Stock of Rent-A-Center or any Restricted Subsidiary held by Persons other than Rent-A-Center or another Restricted Subsidiary;

        - purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Subordinated Obligation before scheduled maturity, scheduled repayment or scheduled sinking fund payment, provided that this restriction does not apply to a purchase, repurchase, redemption or other acquisition made in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition; or

        - make certain Restricted Payments, which are defined as any dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment, other than a Permitted Investment if at the time Rent-A-Center or its Restricted Subsidiary makes a Restricted Payment:

           - a Default occurs and continues to occur or would result therefrom;

           - Rent-A-Center could not incur at least $1.00 of additional Indebtedness under paragraph (A) of the covenant described in "Limitation of Indebtedness;" or

           - the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made after the date of the Existing Indenture would exceed the sum of:

               - 50% of the Consolidated Net Income accrued during the period, treated as one accounting period, from the end of the most recent fiscal quarter ending before the date of the Existing Indenture to the end of the most recent fiscal quarter ending before the date of such Restricted Payment for which consolidated financial statements of Rent-A-Center are available, or, if such Consolidated Net Income is a deficit, then minus 100% of such deficit;

               - the aggregate Net Cash Proceeds received by Rent-A-Center from issuing or selling its Capital Stock, other than Disqualified Stock, after the date of the Existing Indenture. This does not apply to an issuance or sale to a Restricted Subsidiary, as long as such issuance or sale is to an employee stock ownership plan or other trust established by Rent-A-Center or any of its
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                 Subsidiaries for the benefit of their employees, to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which Rent-A-Center is liable as a guarantor or otherwise, such aggregate amount of Net Cash Proceeds shall be limited to the aggregate amount of principal payments made by such plan or trust with respect to such Indebtedness; and

               - in the case of the disposition or repayment of any Investment constituting a Restricted Payment, without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments, an amount equal to the lesser of the return of capital of similar repayment with respect to such Investment, or the initial amount of such Investment, in either case, less the cost of the disposition of such Investment.

     (B) The provisions of paragraph (A) above will not prohibit the following actions:

        - any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Capital Stock of Rent-A-Center or Subordinated Obligations made by exchange, including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares, for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Rent-A-Center, other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by Rent-A-Center or any of its Subsidiaries, provided that:

               - such purchase, redemption, repurchase, defeasance, retirement or other acquisition will be excluded in subsequent calculations of the amount of Restricted Payments; and

               - the Net Cash Proceeds or reduction of Indebtedness from such sale will be excluded in calculations under paragraph (A) above;

        - any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Rent-A-Center that is permitted to be Incurred by the covenant described under "Limitation on Indebtedness." However, such purchase, redemption, repurchase, defeasance, retirement or other acquisition shall be excluded in subsequent calculations of the amount of Restricted Payments;

        - any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "Limitation on Sales of Assets." However, such purchase, redemption, repurchase, defeasance, retirement or other acquisition shall be excluded in subsequent calculations of the amount of Restricted Payments;

        - payment of dividends within 60 days after the date of declaration of such dividends, if at the date of declaration such dividend would have complied with paragraph (A) above. However, such dividend shall be included in subsequent calculations of the amount of Restricted Payments;

        - any purchase or redemption of any share of Capital Stock of Rent-A-Center from employees of Rent-A-Center and its Subsidiaries pursuant to the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management in an aggregate amount after the date of the Existing Indenture not in excess of $2.5 million in any fiscal year, plus any

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          unused amounts under this clause from prior fiscal years. However, such purchases or redemptions will be excluded in subsequent calculations of the amount of Restricted Payments; or

        - any repurchase of Rent-A-Center common stock in an aggregate amount not to exceed the amount by which the proceeds from the issuance of the Convertible Preferred Stock exceeds $235 million. However, the aggregate amount of repurchases made pursuant to this clause shall not exceed $25 million from the date of the Existing Indenture.

  DESIGNATION OF UNRESTRICTED SUBSIDIARIES

     The Board of Directors of Rent-A-Center may designate any Restricted Subsidiary as an Unrestricted Subsidiary if such designation would not cause a default. For purposes of making such determination, all outstanding Investments by Rent-A-Center and its Restricted Subsidiaries, except to the extent repaid in cash, in the Subsidiary so designated will be deemed Restricted Payments at the time of such designation, and will reduce the amount available for Restricted Payments under clause three of paragraph (A) of the covenant described in "Limitation on Restricted Payments."

     All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of the fair market value or the book value of such Subsidiary at the time of such designation. Such Designation will be permitted only if such Restricted Payment would be permitted at such time, and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

     Neither Rent-A-Center nor any Restricted Subsidiary will create or otherwise cause or permit to exist any consensual restriction on the ability of any Restricted Subsidiary to take the following actions:

     - pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Rent-A-Center;

     - make any loans or advances to Rent-A-Center; or

     - transfer any of its property or assets to Rent-A-Center.

     However, this prohibition does not apply to:

     - any restriction pursuant to an agreement in effect or entered into on the date of the Existing Indenture, including, without limitation, the Senior Credit Facility;

     - any restriction with respect to a Restricted Subsidiary that is either:

      - pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary before the date on which such Restricted Subsidiary was acquired by Rent-A-Center, or of another Person that is assumed by Rent-A-Center or a Restricted Subsidiary in connection with the acquisition of assets from, or merger or consolidation with, such Person and is outstanding on the date of such acquisition, merger or consolidation. However, this does not include Indebtedness Incurred either as consideration in, or for the provision of any portion of the funds or credit support used to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Rent-A-Center, or such acquisition of assets, merger or consolidation; or

      - pursuant to any agreement, not relating to any Indebtedness, existing when a Person becomes a Subsidiary of Rent-A-Center or when such agreement is acquired by
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        Rent-A-Center or any Subsidiary thereof, that is not created in contemplation of such Person becoming such a Subsidiary or such acquisition. For purposes of this clause, if another Person is the Successor Company, any Subsidiary or agreement thereof shall be deemed acquired or assumed by Rent-A-Center when such Person becomes the Successor Company.

     - any restriction with respect to a Restricted Subsidiary pursuant to an agreement (a "Refinancing Agreement") effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refinances or replaces, an agreement referred to in this covenant (an "Initial Agreement") or contained in any amendment to an Initial Agreement. However, the restrictions contained in any such Refinancing Agreement or amendment cannot be less favorable to the Holders of the notes taken as a whole than restrictions contained in the Initial Agreement or Agreements to which such Refinancing Agreement or amendment relates;

     - any restriction that is a customary restriction on subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract;

     - any restriction by virtue of a transfer, agreement to transfer, option, right, or Lien with respect to any property or assets of Rent-A-Center or any Restricted Subsidiary not otherwise prohibited by the indenture;

     - any restriction contained in mortgages, pledges or other agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

     - any restriction pursuant to customary restrictions on dispositions of real property interests set forth in any reciprocal easement agreements of Rent-A-Center or any Restricted Subsidiary;

     - any restriction with respect to a Restricted Subsidiary, or any of its property or assets, imposed pursuant to an agreement for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, or the property or assets that are subject to such restriction, pending the closing of such sale or disposition; or

     - any restriction on the transfer of property or assets required by any regulatory authority having jurisdiction over Rent-A-Center or any Restricted Subsidiary or any of their businesses.

  LIMITATION ON SALES OF ASSETS

     Neither Rent-A-Center nor any Restricted Subsidiary will make any Asset Disposition unless:

     - Rent-A-Center or such Restricted Subsidiary receives consideration, including relief from, or the assumption of another Person for, any liabilities, contingent or otherwise, at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition. The Board of Directors shall determine the fair market value, and their determination shall be conclusive, including as to the value of all non-cash consideration;

     - at least 75% of the consideration for any Asset Disposition received by Rent-A-Center or such Restricted Subsidiary is in the form of cash. However, in the case of an Asset Disposition of assets, consideration is excluded if it is by way of relief from, or by any other person assuming responsibility for, any liabilities, contingent or otherwise, which are not Indebtedness;

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     - Rent-A-Center or such Restricted Subsidiary applies an amount equal to
       100% of the Net Available Cash from such Asset Disposition in the following manner:

      - first, to the extent Rent-A-Center elects, or is required by the terms of any Senior Indebtedness or Indebtedness, other than Preferred Stock, of a Restricted Subsidiary, to prepay, repay or purchase senior indebtedness or such Indebtedness of a Restricted Subsidiary, in each case other than the Indebtedness owed to Rent-A-Center or a Restricted Subsidiary, within 365 days after the date of such Asset Disposition;

      - second, to the extent of the balance of Net Available Cash, to the extent Rent-A-Center or such Restricted Subsidiary elects, to reinvest in Additional Assets, including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by Rent-A-Center or another Restricted Subsidiary, within 365 days from the date of such Asset Disposition or, if such reinvestment in Additional Assets is a project authorized by the Board of Directors that will take longer than 365 days to complete, the period of time necessary to complete such project;

      - third, to the extent of the balance of such Net Available Cash remaining (the "Excess Proceeds"), to make an offer to purchase notes at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date, and, to the extent required by the terms thereof, any other Senior Subordinated Indebtedness subject to the agreements governing such other Indebtedness at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest to the purchase date; and

      - fourth, to the extent of the balance of such Excess Proceeds, to fund any general corporate purpose, including the repayment of Subordinated Obligations. However, in connection with any prepayments, repayment or purchase of Indebtedness pursuant to the first and third clauses above, Rent-A-Center or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

     The provisions of this covenant do not require Rent-A-Center and the Restricted Subsidiaries to apply any Net Available Cash in accordance with this covenant, except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $10.0 million.

     To the extent that the aggregate principal amount of the notes and other Senior Subordinated Indebtedness tendered pursuant to an offer to purchase made in accordance with the third clause above exceeds the amount of Excess Proceeds, the Trustee will select the notes and Senior Subordinated Indebtedness to be purchased on a pro rata basis, based on the aggregate principal amount thereof surrendered in such offer to purchase. When such offer to purchase is complete, the amount of Excess Proceeds shall be reset to zero.

     For the purposes of this covenant, the following are deemed to be cash:

     - Cash Equivalents;

     - the assumption of Indebtedness of Rent-A-Center, other than Disqualified Stock of Rent-A-Center, or any Restricted Subsidiary and the release of Rent-A-Center or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

     - Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that Rent-A-Center and each other Restricted Subsidiary is released from any Guarantee, or is the beneficiary of any
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       indemnity with respect to such Indebtedness which is secured by any letter of credit or cash equivalents, of such Indebtedness in connection with such Asset Disposition;

     - securities received by Rent-A-Center or any Restricted Subsidiary from the transferee that are promptly converted by Rent-A-Center or such Restricted Subsidiary into cash; and

     - consideration consisting of Indebtedness of Rent-A-Center or any Restricted Subsidiary.

     Rent-A-Center will comply with any applicable requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Rent-A-Center will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant as a result of such compliance.

  LIMITATION ON TRANSACTIONS WITH AFFILIATES

     Neither Rent-A-Center nor any of its Restricted Subsidiaries will engage in any transaction or series of transactions, including the purchase, sale, lease or exchange of any property or the rendering of any service with any Affiliate of Rent-A-Center (an "Affiliate Transaction") on terms that:

     - taken as a whole are less favorable to Rent-A-Center or such Restricted Subsidiary than the terms that could be obtained at the time of such transaction in arm's-length dealings with a non-affiliate; and,

     - in the event such Affiliate Transaction involves an aggregate amount in excess of $10.0 million, is not in writing and has not been approved by a majority of the members of the Board of Directors having no material personal financial interest in such Affiliate Transaction. If there are no such Board members, then Rent-A-Center must obtain a Fairness Opinion. A Fairness Opinion means an opinion from an independent investment banking firm or appraiser of national prominence which indicates that the terms of such transaction are fair to Rent-A-Center or such Restricted Subsidiary from a financial point of view.

     In addition, any transaction involving aggregate payments or other transfers by Rent-A-Center and its Restricted Subsidiaries in excess of $20.0 million will also require a Fairness Opinion.

     The provisions of the paragraph above shall not prohibit the following actions:

     - any Restricted Payment permitted by the covenant described under "Limitation on Restricted Payments" or any Permitted Investment;

     - the performance of the obligations of Rent-A-Center or a Restricted Subsidiary under any employment contract, collective bargaining agreement, service agreement, employee benefit plan, related trust agreement or any other similar arrangement entered into in the ordinary course of business;

     - payment of compensation, performance of indemnification or contribution obligations;

     - any issuance, grant or award of stock, options or other securities, to employees, officers or directors in the ordinary course of business;

     - any transaction between Rent-A-Center and a Restricted Subsidiary or between Restricted Subsidiaries;

     - the Transactions and the incurrence and payment of all fees and expenses payable in connection therewith as described in or contemplated by the offering memorandum relating to the 1998 notes;
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     - any other transaction arising out of agreements existing on the date of the Existing Indenture; and

     - transactions with suppliers or other purchasers or sellers of goods or services, in each case in the ordinary course of business and on terms no less favorable to Rent-A-Center or the Restricted Subsidiary than those that could be obtained at such time in arm's-length dealings with a non-affiliate.

  LIMITATION ON THE SALE OR ISSUANCE OF PREFERRED STOCK OF RESTRICTED
  SUBSIDIARIES

     Rent-A-Center will not sell any shares of Preferred Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary to issue or sell any shares of its Preferred Stock to any Person, other than to Rent-A-Center or a Restricted Subsidiary.

  LIMITATION ON LIENS

     Neither Rent-A-Center nor any Restricted Subsidiary will create or permit to exist any Lien, other than Permitted Liens, on any of its property or assets, including Capital Stock, whether owned on the date of the Existing Indenture or thereafter acquired, securing any Indebtedness that is not Senior Indebtedness (the "Initial Lien"), unless at the same time effective provision is made to secure the obligations due under the indenture and the notes or, with respect to Liens on any Restricted Subsidiary's property or assets, equally and ratably with such obligation for so long as such obligation is secured by such Initial Lien.

     Any such Lien created in favor of the notes will be automatically and unconditionally released and discharged upon:

     - the release and discharge of the Initial Lien to which it relates; or

     - any sale, exchange or transfer to a non-affiliate of Rent-A-Center of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by Rent-A-Center or any Restricted Subsidiary, or all or substantially all of the assets of any Restricted Subsidiary creating such Lien.

  REPORTING REQUIREMENTS

     As long as any of the notes are outstanding, Rent-A-Center will file with the SEC, unless the SEC will not accept such a filing, the annual reports, quarterly reports and other documents required to be filed with the SEC pursuant to Sections 13 and 15 of the Exchange Act, whether or not Rent-A-Center is then obligated to file reports pursuant to such sections. Rent-A-Center will be required to file with the Trustee and provide to each holder of notes copies of such reports and documents within 15 days after filing with the SEC, or if any such filing is not permitted under the Exchange Act, 15 days after Rent-A-Center would have been required to make such filing.

  FUTURE SUBSIDIARY GUARANTORS

     After the date of the Existing Indenture, Rent-A-Center will cause each Restricted Subsidiary created or acquired by Rent-A-Center to execute and deliver to the Trustee a Subsidiary Guarantee. Pursuant to such Subsidiary Guarantee, such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal, premium, if any, and interest on the notes on a senior unsecured basis.

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  LIMITATION ON SALE/LEASEBACK TRANSACTIONS

     Neither Rent-A-Center nor any Restricted Subsidiary will enter into any Sale/Leaseback Transaction for any property unless:

     - Rent-A-Center or such Restricted Subsidiary would be entitled to Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Indebtedness;"

     - the net proceeds received by Rent-A-Center or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value, as determined by the Board of Directors, of such property; and

     - the transfer of such property is permitted by the covenant described under "Limitation on Sales of Assets," and Rent-A-Center or such Restricted Subsidiary applies the proceeds of such transaction in compliance with the covenant described under "Limitation on Sales of Assets."

  MERGER AND CONSOLIDATION

     Rent-A-Center will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

          (1) the resulting, surviving or transferee Person (the "Successor Company") will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

          (2) the Successor Company, if not Rent-A-Center, will expressly assume, by an indenture supplemental to the indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Rent-A-Center under the notes and the indenture;

          (3) immediately after giving effect to such transaction or series of transactions no Default or Event of Default exists;

          (4) Rent-A-Center or the Successor Company, if Rent-A-Center is not the continuing obligor under the indenture, will, at the time of such transaction or series of transactions and after giving pro forma effect thereto as if such transaction or series of transactions had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (A) of "-- Limitation on Indebtedness;" and

          (5) Rent-A-Center will have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the indenture, provided that:

             (a) in giving such opinion such counsel may rely on such Officer's Certificate as to any matters of fact, including without limitation as to compliance with the foregoing clauses; and

             (b) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the previous paragraph of this covenant.

     The Successor Company will be substituted for, and may exercise every right and power of, Rent-A-Center under the indenture. Thereafter Rent-A-Center will be relieved of all obligations and covenants under the indenture, except that, in the case of a conveyance, transfer or lease of all or substantially all its assets, Rent-A-Center will not be released from the obligation to pay the principal of and interest on the notes.

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     The provisions of this covenant do not prohibit any Restricted Subsidiary from consolidating with, merging into or transferring all or part of its properties and assets to Rent-A-Center. Additionally, Rent-A-Center may merge with an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing Rent-A-Center in another jurisdiction to realize tax or other benefits.

DEFAULTS

     An Event of Default under the indenture is defined as:

          (1) a default in any payment of interest on any note when due, whether or not such payment is prohibited by the provisions described under "-- Ranking" above, continued for 30 days;

          (2) a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "-- Ranking" above;

          (3) the failure by Rent-A-Center to comply with its obligations under the covenant described under "-- Merger and Consolidation" above;

          (4) the failure by Rent-A-Center to comply for 30 days after written notice with any of its obligations under the covenants described under "-- Change of Control" or "-- Certain Covenants" above, in each case, other than a failure to purchase notes;

          (5) the failure by Rent-A-Center to comply for 60 days after notice with its other agreements contained in the notes or the indenture;

          (6) the failure by Rent-A-Center or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million (the "Cross Acceleration Provision");

          (7) events of bankruptcy, insolvency or reorganization of Rent-A-Center or a Significant Subsidiary (the "Bankruptcy Provisions");

          (8) the rendering of any judgment or decree for the payment of money in an amount, net of any insurance or indemnity payments actually received in respect thereof prior to or within 90 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful, in excess of $25 million against Rent-A-Center or a Significant Subsidiary that is not discharged, bonded or insured by a third Person if either an enforcement proceeding thereon is commenced, or such judgment or decree remains outstanding for a period of 90 days and is not discharged, waived or stayed (the "Judgment Default Provision"); or

          (9) the failure of any Guarantee of the notes by a Subsidiary Guarantor to be in full force, except as contemplated by the terms thereof or of the indenture, or the denial in writing by any such Subsidiary Guarantor of its obligations under the indenture or any such Guarantee if such Default continues for 10 days.

     The events listed above will constitute Events of Default regardless of their reasons, whether voluntary or involuntary or whether effected by operation of law or pursuant to any judgment, decree order, rule or regulation of any administrative or governmental body.

     However, a Default by Rent-A-Center under the covenants described under "Change of Control" or "Certain Covenants," or a failure by Rent-A-Center to comply with agreements in the notes or the indenture will not constitute an Event of Default until the applicable Trustee
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or the Holders of at least 25% of the aggregate principal amount of the outstanding applicable notes notify Rent-A-Center of the Default and Rent-A-Center does not cure such Default within the time specified after receipt of such notice.

     If an Event of Default, other than a Default relating to certain events of bankruptcy, insolvency or reorganization of Rent-A-Center, occurs and is continuing, either the Trustee, by notice to Rent-A-Center, or the Holders of at least a majority in principal amount of the outstanding notes, by notice to Rent-A-Center and the Trustee, may declare the principal of and accrued but unpaid interest on all of such notes to be due and payable.

     Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to events of bankruptcy, insolvency or reorganization of Rent-A-Center occurs and is continuing, the principal of and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

     Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the indenture or the notes unless:

     - such Holder has previously given the Trustee notice that an Event of Default is continuing;

     - Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

     - such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

     - the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

     - the Holders of a majority in principal amount of the applicable notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the Holders of a majority in principal amount of the notes outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that:

     - conflicts with law or the indenture;

     - the Trustee determines is unduly prejudicial to the rights of any other Holder; or

     - would involve the Trustee in personal liability.

     Before taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust
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Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, Rent-A-Center is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Rent-A-Center also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Rent-A-Center is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding. Additionally, any past default on any provisions may be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder, no amendment may, among other things:

     - reduce the principal amount of notes whose Holders must consent to an amendment;

     - reduce the rate of or extend the time for payment of interest on any note;

     - reduce the principal amount of or extend the Stated Maturity of any note;

     - reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed as described under "-- Optional Redemption" above;

     - make any note payable in money other than that stated in the note;

     - make any change to the subordination provisions of the indenture that adversely affects the rights of any Holder;

     - impair the right of any Holder to receive payment of principal of and interest on such Holder's notes on or after the due dates therefor or to sue for the enforcement of any payment on or with respect to such Holder's notes; or

     - make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

     Without the consent of any Holder, Rent-A-Center, the Subsidiary Guarantors and the Trustee may amend the indenture in the following manner:

     - to cure any ambiguity, omission, defect or inconsistency;

     - to provide for the assumption by a successor corporation of the obligations of Rent-A-Center under the indenture;

     - to provide for uncertificated notes in addition to or in place of certificated notes, provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code;

     - to add Guarantees with respect to the notes, to secure the notes, to add to the covenants of Rent-A-Center for the benefit of the noteholders or to surrender any right or power conferred upon Rent-A-Center; and

     - to make any change that does not adversely affect the rights of any Holder; or

     - to comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA.

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However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness, or any group or representative thereof authorized to give a consent, consent to such change.

     The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, Rent-A-Center is required to mail to the applicable noteholders a notice briefly describing such amendment. However, the failure to give such notice to all such noteholders, or any defect in such notice, will not impair or affect the validity of the amendment.

DEFEASANCE

     Rent-A-Center at any time may terminate all its obligations under the notes and the indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. Rent-A-Center at any time may terminate its obligations under the covenants described under "-- Certain Covenants," the operation of the Cross Acceleration Provision, the Bankruptcy Provisions with respect to Subsidiaries and the Judgment Default Provision described under "-- Defaults" above and the limitations contained in the third and fourth clauses under "-- Merger and Consolidation" above ("covenant defeasance").

     Rent-A-Center may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Rent-A-Center exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default. If Rent-A-Center exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clauses four, six, seven, but only with respect to certain bankruptcy events of a Significant Subsidiary, eight or nine under "-- Defaults" above or because of the failure of Rent-A-Center to comply with clause three or four under "-- Merger and Consolidation" above.

     Either defeasance option may be exercised before any redemption date or the maturity date for the notes. In order to exercise either defeasance option, Rent-A-Center must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations, or a combination thereof, for the payment of principal of, and premium, if any, and interest on, the applicable notes to redemption or maturity, as the case may be. Additionally, Rent-A-Center must comply with other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax in the same amount and in the same manner and times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law since the date of the indenture.

CONCERNING THE TRUSTEE

     The Bank of New York will serve as the Trustee for the notes. The Trustee has been appointed by Rent-A-Center as Registrar and Paying Agent with regard to the notes.

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GOVERNING LAW

     Both the indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York. Principles of conflicts of law will not apply to the extent that such principles would require the application of the law of another jurisdiction.

CERTAIN DEFINITIONS

     "Additional Assets" means

          (1) any property or assets (other than Indebtedness and Capital Stock) to be used by Rent-A-Center or a Restricted Subsidiary in a Related Business;

          (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Rent-A-Center or another Restricted Subsidiary;

          (3) Capital Stock of any Person that at such time is a Restricted Subsidiary, acquired from a third party; provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business; or

          (4) Capital Stock or Indebtedness of any Person which is primarily engaged in a Related Business; provided, however, for purposes of the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets," the aggregate amount of Net Available Cash permitted to be invested pursuant to this clause (4) shall not exceed at any one time outstanding 5% of Consolidated Tangible Assets.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. JPMorgan Chase Bank and its Affiliates shall not be deemed an Affiliate of Rent-A-Center.

     "Apollo" means Apollo Management IV, L.P. and its Affiliates or any entity controlled thereby or any of the partners thereof.

     "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary, other than directors' qualifying shares, property or other assets, each referred to for the purposes of this definition as a "disposition," by Rent-A-Center or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than:

          (1) a disposition by a Restricted Subsidiary to Rent-A-Center or by Rent-A-Center or a Restricted Subsidiary to a Restricted Subsidiary;

          (2) a disposition of inventory, equipment, obsolete assets or surplus personal property in the ordinary course of business;

          (3) the sale of Temporary Cash Investments or Cash Equivalents in the ordinary course of business;

          (4) a transaction or a series of related transactions in which either

             (a) the fair market value of the assets disposed of, in the aggregate, does not exceed 2.5% of the Consolidated Tangible Assets of Rent-A-Center; or

             (b) the EBITDA related to such assets does not, in the aggregate, exceed 2.5% of Rent-A-Center's EBITDA;

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          (5) the sale or discount, with or without recourse, and on commercially reasonable terms, of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

          (6) the licensing of intellectual property in the ordinary course of business;

          (7) an RTO Facility Swap;

          (8) for purposes of the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets" only, a disposition subject to the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments;" or

          (9) a disposition of property or assets that is governed by the provisions described under "-- Merger and Consolidation."

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value, discounted at the interest rate assumed in making calculations in accordance with FAS 13, of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction, including any period for which such lease has been extended.

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing

          (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Indebtedness or Preferred Stock multiplied by the amount of such payment by

          (2) the sum of all such payments.

     "Bank Indebtedness" means any and all amounts, whether outstanding on the date of the Existing Indenture or thereafter Incurred, payable under or in respect of the Senior Credit Facility, including, without limitation, principal, premium, if any, interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Rent-A-Center or any Restricted Subsidiary whether or not a claim for postfiling interest is allowed in such proceedings, fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means the Board of Directors of Rent-A-Center or any committee thereof duly authorized to act on behalf of such Board.

     "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in, however designated, equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

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     "Cash Equivalents" means any of the following:

          (1) securities issued or fully guaranteed or insured by the United States Government or any agency or instrumentality thereof,

          (2) time deposits, certificates of deposit or bankers' acceptances of

             (a) any lender under the Senior Credit Agreement or

             (b) any commercial bank having capital and surplus in excess of $500,000,000 and the commercial paper of the holding company of which is rated at least "A-2" or the equivalent thereof by S&P or at least "P-2" or the equivalent thereof by Moody's, or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency,

          (3) commercial paper rated at least "A1" or the equivalent thereof by S&P or at least "P-1" or the equivalent thereof by Moody's, or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency,

          (4) investments in money market funds complying with the risk limiting conditions of Rule 2a-7 or any successor rule of the SEC under the Investment Company Act,

          (5) repurchase obligations of any commercial bank satisfying the requirements of clause (2) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States government,

          (6) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government, as the case may be, are rated at least "A" by S&P or "A" by Moody's, and

          (7) securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the requirements of clause (2) of this definition.

     "Central Acquisition" means Rent-A-Center's acquisition of substantially all of the assets of Central Rents, Inc.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of

          (1) the aggregate amount of EBITDA of Rent-A-Center and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of Rent-A-Center are available to

          (2) Consolidated Interest Expense for such four fiscal quarters, in each of clauses (1) and (2), determined, for each fiscal quarter, or portion thereof, of the four fiscal quarters ending prior to the date of the Existing Indenture, on a pro forma basis to give effect to the Central Acquisition and the Transactions, including the anticipated disposition of any non-rent-to-own businesses under contract for sale or held for sale following the date of the Existing Indenture, as if they had occurred at the beginning of such four-quarter period; provided, however, that:

             (a) if Rent-A-Center or any Restricted Subsidiary

               - has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction
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                 giving rise to the need to calculate the Consolidated Coverage
                 Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period, except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on

                   - the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or

                   - if such facility was created after the end of such four
                     fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation, and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, or

               - has repaid, repurchased, defeased or otherwise discharged any
                 Indebtedness since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness, in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

             (b) if since the beginning of such period Rent-A-Center or any Restricted Subsidiary shall have made any Asset Disposition of any company or any business or any group of assets, the EBITDA for such period shall be reduced by an amount equal to the EBITDA, if positive, directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA, if negative, directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Rent-A-Center or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Rent-A-Center and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period, and, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Rent-A-Center and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale;

             (c) if since the beginning of such period Rent-A-Center or any Restricted Subsidiary, by merger or otherwise, shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company or any business or any group of assets, including any such acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with

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        Regulation S-X of the Securities Act, as if such Investment or acquisition occurred on the first day of such period; and

             (d) if since the beginning of such period any Person, that subsequently became a Restricted Subsidiary or was merged with or into Rent-A-Center or any Restricted Subsidiary since the beginning of such period, shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (b) or (c) above if made by Rent-A-Center or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

     For purposes of this definition, whenever pro forma effect is to be given to an Asset Disposition, Investment or acquisition of assets, or any transaction governed by the provisions described under "-- Merger and Consolidation," or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, defeased or otherwise discharged in connection therewith, the pro forma calculations in respect thereof shall be as determined in good faith by a responsible financial or accounting officer of Rent-A-Center, based on reasonable assumptions. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated at a fixed rate as if the rate in effect on the date of determination had been the applicable rate for the entire period, taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months. If any Indebtedness bears, at the option of Rent-A-Center or a Restricted Subsidiary, a fixed or floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be computed by applying, at the option of Rent-A-Center or such Restricted Subsidiary, either a fixed or floating rate. If any Indebtedness which is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Consolidated Interest Expense" means, as to any Person, for any period, the total consolidated interest expense of such Person and its Subsidiaries determined in accordance with GAAP, minus, to the extent included in such interest expense, amortization or write-off of financing costs plus, to the extent incurred by such Person and its Subsidiaries in such period but not included in such interest expense, without duplication,

          (1) interest expense attributable to Capitalized Lease Obligations and the interest component of rent expense associated with Attributable Debt in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease, in accordance with GAAP,

          (2) amortization of debt discount,

          (3) interest in respect of Indebtedness of any other Person that has been Guaranteed by such Person or any Subsidiary, but only to the extent that such interest is actually paid by such Person or any Restricted Subsidiary,

          (4) non-cash interest expense,

          (5) net costs associated with Hedging Obligations,

          (6) the product of

             (a) mandatory Preferred Stock cash dividends in respect of all Preferred Stock of Subsidiaries of such Person and Disqualified Stock of such Person held by Persons other than such Person or a Subsidiary multiplied by
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

             (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP, and

          (7) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest to any Person, other than the referent Person or any Subsidiary thereof, in connection with Indebtedness Incurred by such plan or trust; provided, however, that as to Rent-A-Center, there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by Rent-A-Center or any Restricted Subsidiary.

     For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements.

     "Consolidated Net Income" means, as to any Person, for any period, the consolidated net income (loss) of such Person and its Subsidiaries before preferred stock dividends, determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

          (1) any net income (loss) of any Person if such Person is not (as to Rent-A-Center) a Restricted Subsidiary and, as to any other Person, an unconsolidated Person, except that

             (a) subject to the limitations contained in clause (4) below, the referent Person's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the referent Person or a Subsidiary as a dividend or other distribution, subject, in the case of a dividend or other distribution to a Subsidiary, to the limitations contained in clause (3) below, and

             (b) the net loss of such Person shall be included to the extent of the aggregate Investment of the referent Person or any of its Subsidiaries in such Person;

          (2) any net income (loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition;

          (3) any net income (loss) of any Restricted Subsidiary, as to Rent-A-Center, or of any Subsidiary, as to any other Person, if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to Rent-A-Center, except that

             (a) subject to the limitations contained in (4) below, such Person's equity in the net income of any such Subsidiary for such period shall be included in Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Subsidiary during such period to such Person or another Subsidiary as a dividend, subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause, and

             (b) the net loss of such Subsidiary shall be included in determining Consolidated Net Income;

          (4) any charges for costs and expenses associated with the Transactions;

          (5) any extraordinary gain or loss; and

          (6) the cumulative effect of a change in accounting principles.

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     "Consolidated Tangible Assets" means, as of any date of determination, the total assets, less goodwill and other intangibles, other than patents, trademarks, copyrights, licenses and other intellectual property, shown on the balance sheet of Rent-A-Center and its Restricted Subsidiaries as of the most recent date for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP less all write-ups, other than write-ups in connection with acquisitions, subsequent to the date of the indenture in the book value of any asset, except any such intangible assets, owned by Rent-A-Center or any of its Restricted Subsidiaries.

     "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of Rent-A-Center in accordance with GAAP; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of Rent-A-Center in any Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

     "Convertible Preferred Stock" means

          (1) the convertible preferred stock of Rent-A-Center issued to Apollo, resulting in gross proceeds to Rent-A-Center of $250 million, and

          (2) the convertible preferred stock of Rent-A-Center issued to an Affiliate of Bear, Stearns & Co. on August 18, 1998.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement or arrangement, including derivative agreements or arrangements, as to which such Person is a party or a beneficiary.

     "Default" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means

          (1) the Bank Indebtedness and

          (2) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by Rent-A-Center in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock, excluding the Convertible Preferred Stock, that by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable, or upon the happening of any event

          (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

          (2) is convertible or exchangeable for Indebtedness or Disqualified Stock or

          (3) is redeemable at the option of the holder thereof, in whole or in part, in the case of clauses (1), (2) and (3), on or prior to the 91st day after the Stated Maturity of the notes.

     "EBITDA" means, as to any Person, for any period, the Consolidated Net Income for such period, plus the following to the extent included in calculating such Consolidated Net Income:

          (1) income tax expense,

          (2) Consolidated Interest Expense,

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          (3) depreciation expense, other than depreciation expense relating to rental merchandise,

          (4) amortization expense, and

          (5) other non-cash charges or non-cash losses, and minus any gain, but not loss, realized upon the sale or other disposition of any asset of Rent-A-Center or its Restricted Subsidiaries, including pursuant to any Sale/Leaseback Transaction, that is not sold or otherwise disposed of in the ordinary course of business.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Existing Indenture" means that certain indenture, dated as of August 18, 1998, as amended to the date of the indenture, among Renters Choice, Inc., Color Tyme, Inc., Rent-A-Center, Inc. and IBJ Schroder Bank & Trust Company, as Trustee.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect on the date of the Existing Indenture, for purposes of the definitions of the terms "Consolidated Coverage Ratio," "Consolidated Interest Expense," "Consolidated Net Income" and "EBITDA," all defined terms in the indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions, and as in effect from time to time, for all other purposes of the indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other nonfinancial obligation of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person

          (1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness or such other obligation of such other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise, or

          (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided, however, that the term "Guarantee" shall not include endorsements for collection or deposits made in the ordinary course of business.

     The term "Guarantee" used as a verb has a correlative meaning.

     "Guarantor Senior Indebtedness" means, with respect to a Subsidiary Guarantor, the following obligations, whether outstanding on the date of the indenture or thereafter Incurred, without duplication:

          (1) any Guarantee of the Senior Credit Facility by such Subsidiary Guarantor and all other Guarantees by such Subsidiary Guarantor of Senior Indebtedness of Rent-A-Center or Guarantor Indebtedness for any other Subsidiary Guarantor; and

          (2) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest, including interest accruing on or after the filling of any petition in bankruptcy or for reorganization relating to the Subsidiary Guarantor regardless of whether post filing interest is allowed in such proceeding, on, and fees and other amounts
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     owing in respect of, all other Indebtedness of the Subsidiary Guarantor, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that the obligations in respect of such Indebtedness are not senior in right of payment to the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee; provided, however, that Guarantor Senior Indebtedness will not include

             (a) any obligations of such Subsidiary Guarantor to another Subsidiary Guarantor or any other Affiliate of the Subsidiary Guarantor or any such Affiliate's Subsidiaries,

             (b) any liability for Federal, state, local, foreign or other taxes owed or owing by such Subsidiary Guarantor,

             (c) any accounts payable or other liability to trade creditors arising in the ordinary course of business, including Guarantees thereof or instruments evidencing such liabilities, or other current liabilities, other than current liabilities which constitute Bank Indebtedness or the current portion of any long-term Indebtedness which would constitute Senior Indebtedness but for the operation of this clause (c),

             (d) any Indebtedness, Guarantee or obligation of such Subsidiary Guarantor that is expressly subordinate or junior to any other Indebtedness, Guarantee or obligation of such Subsidiary Guarantor, including any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Subsidiary Guarantor,

             (e) Indebtedness which is represented by redeemable Capital Stock, or

             (f) that portion of any Indebtedness that is incurred in violation of the indenture. If any Designated Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Designated Senior Indebtedness nevertheless will constitute Senior Indebtedness.

     "Guarantor Senior Subordinated Indebtedness" means with respect to a Subsidiary Guarantor, the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and any other Indebtedness of such Subsidiary Guarantor, whether outstanding on the date of the Existing Indenture or thereafter Incurred, that specifically provides that such Indebtedness is to rank pari passu in right of payment with the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and is not expressly subordinated by its terms in right of payment to any Indebtedness of such Subsidiary Guarantor which is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.

     "Guarantor Subordinated Obligation" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor, whether outstanding on the date of the Existing Indenture or thereafter Incurred, which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

     "Holder" or "Noteholder" means the Person in whose name a note is registered in the Register.

     "Incur" means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary, whether by merger, consolidation, acquisition or otherwise, shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Any Indebtedness issued at a discount, including Indebtedness on which interest is

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payable through the issuance of additional Indebtedness, shall be deemed incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

     "Indebtedness" means, with respect to any Person on any date of determination, without duplication:

          (1) the principal of Indebtedness of such Person for borrowed money,

          (2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

          (3) all reimbursement obligations of such Person, including reimbursement obligations in respect of letters of credit or other similar instruments, the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed,

          (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except Trade Payables, which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto or the completion of such services,

          (5) all Capitalized Lease Obligations and Attributable Debt of such Person,

          (6) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock or, if such Person is a Subsidiary of Rent-A-Center, any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends, the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if such Capital Stock has no fixed price, to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors of the issuer of such Capital Stock,

          (7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of

             (a) the fair market value of such asset at such date of determination and

             (b) the amount of such Indebtedness of such other Persons,

          (8) all Indebtedness of other Persons to the extent Guaranteed by such Person, and

          (9) to the extent not otherwise included in this definition, net Hedging Obligations of such Person, such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time.

     The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the indenture, or otherwise in accordance with GAAP.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement, including derivative agreements or arrangements, as to which such Person is party or a beneficiary; provided, however, any such agreements entered into in connection with the Notes shall not be included.

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     "Investment" in any Person by any other Person means any direct or indirect advance, loan or other extension of credit, other than to customers, directors, officers or employees of any Person in the ordinary course of business, or capital contribution to, by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. If Rent-A-Center or any Restricted
Subsidiary of Rent-A-Center sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of Rent-A-Center such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of Rent-A-Center, Rent-A-Center shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of such Subsidiary not sold or disposed of.

     "JPMorgan" means JPMorgan Chase Bank.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including any conditional sale or other title retention agreement or lease in the nature thereof.

     "Moody's" means Moody's Investors Service, Inc., and its successors.

     "Net Available Cash" from an Asset Disposition means cash payments received, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form, therefrom, in each case net of

          (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, including, without limitation, fees and expenses of legal counsel, accountants and financial advisors, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition,

          (2) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition,

          (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition or to any other Person, other than Rent-A-Center or any Restricted Subsidiary, owning a beneficial interest in the assets disposed of in such Asset Disposition, and

          (4) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Rent-A-Center or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds" means, with respect to any issuance or sale of any securities of Rent-A-Center or any Subsidiary by Rent-A-Center or any Subsidiary, or any capital contribution, the cash proceeds of such issuance, sale or contribution net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

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     "Non-Recourse Debt" means Indebtedness

          (1) as to which neither Rent-A-Center nor any Restricted Subsidiary

             (a) provides any Guarantee or credit support of any kind, including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness, or

             (b) is directly or indirectly liable, as a guarantor or otherwise, and

          (2) no default with respect to which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of Rent-A-Center or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Officer" means the Chief Executive Officer, President, Chief Financial Officer, any Vice President, Controller, Secretary or Treasurer of Rent-A-Center.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Opinion of Counsel" means a written opinion from legal counsel. The counsel may be an employee of or counsel to Rent-A-Center or the Trustee.

     "Permitted Holders" means Apollo, J. Ernest Talley and Mark E. Speese, their respective Affiliates and successors or assigns and any Person acting in the capacity of an underwriter in connection with a public or private offering of Rent-A-Center's Capital Stock.

     "Permitted Investment" means an Investment by Rent-A-Center or any Restricted Subsidiary in any of the following:

          (1) a Restricted Subsidiary, Rent-A-Center or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

          (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Rent-A-Center or a Restricted Subsidiary;

          (3) Temporary Cash Investments or Cash Equivalents;

          (4) receivables owing to Rent-A-Center or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Rent-A-Center or any such Restricted Subsidiary deems reasonable under the circumstances;

          (5) securities or other Investments received as consideration in connection with RTO Facility Swaps or in sales or other dispositions of property or assets made in compliance with the covenant described under "Certain Covenants -- Limitation on Sales of Assets;"

          (6) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to Rent-A-Center or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

          (7) Investments in existence or made pursuant to legally binding written commitments in existence on the date of the Existing Indenture;

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          (8) Currency Agreements, Interest Rate Agreements and related Hedging
     Obligations, which obligations are Incurred in compliance with the covenant described under "-- Certain Covenants -- Limitations on Indebtedness;"

          (9) pledges or deposits

             (a) with respect to leases or utilities provided to third parties in the ordinary course of business or

             (b) otherwise described in the definition of "Permitted Liens;"

          (10) Investments in a Related Business in an amount not to exceed $10 million in the aggregate; and

          (11) other Investments in an aggregate amount not to exceed the sum of $10 million and the aggregate non-cash net proceeds received by Rent-A-Center from the issue or sale of its Capital Stock, other than Disqualified Stock, subsequent to the date of the Existing Indenture, other than non-cash proceeds from an issuance or sale of such Capital Stock to a Subsidiary of Rent-A-Center or an employee stock ownership plan or similar trust; provided, however, that the value of such non-cash net proceeds shall be as conclusively determined by the Board of Directors in good faith, except that in the event the value of any non-cash net proceeds shall be $25 million or more, the value shall be as determined in writing by an independent investment banking firm of nationally recognized standing.

     "Permitted Liens" means:

          (1) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not be reasonably expected to have a material adverse effect on Rent-A-Center and its Restricted Subsidiaries, or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of Rent-A-Center or such Subsidiary, as the case may be, in accordance with GAAP;

          (2) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

          (3) pledges, deposits or Liens in connection with workers' compensation, unemployment insurance and other social security legislation and/or similar legislation or other insurance-related obligations, including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

          (4) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts, other than for borrowed money, obligations for or under or in respect of utilities, leases, licenses, statutory obligations, surety, judgment and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

          (5) easements, including reciprocal easement agreements, rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, changes, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of Rent-A-Center and its Subsidiaries, taken as a whole;

          (6) Liens existing on, or provided for under written arrangements existing on, the date of the Existing Indenture, or, in the case of any such Liens securing Indebtedness of Rent-A-Center or any of its Subsidiaries existing or arising under written arrangements
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     existing on the date of the Existing Indenture, securing any Refinancing
     Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property or assets, plus improvements, accessions, proceeds or dividends or distributions in respect thereof, that secured, or under such written arrangements could secure, the original Indebtedness;

          (7) Liens securing Hedging Obligations incurred in compliance with the covenant described under "-- Certain Covenants -- Limitation on Indebtedness;"

          (8) Liens arising out of judgments, decrees, orders or awards in respect of which Rent-A-Center shall in good faith be prosecuting an appeal or proceedings for review which appeal or proceedings shall not have been finally terminated, or the period within which such appeal or proceedings may be initiated shall not have expired;

          (9) Liens securing

             (a) Indebtedness Incurred in compliance with clause (b)(1), (b)(2) or (b)(5) of the covenant described under "-- Certain
        Covenants -- Limitation on Indebtedness," or clause (b)(4) thereof, other than Refinancing Indebtedness Incurred in respect of Indebtedness described in paragraph (a) thereof, or

             (b) Bank Indebtedness;

          (10) Liens on properties or assets of Rent-A-Center securing Senior Indebtedness;

          (11) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of Rent-A-Center, or at the time Rent-A-Center or a Restricted Subsidiary acquires such property or assets; provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary, or such acquisition of such property or assets, and that such Liens are limited to all or part of the same property or assets, plus improvements, accessions, proceeds or dividends or distributions in respect thereof, that secured, or, under the written arrangements under which such Liens arose, could secure, the obligations to which such Liens relate;

          (12) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

          (13) Liens securing the Notes; and

          (14) Liens securing Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement, in whole or in part, of any other obligation secured by, any other Permitted Liens, provided that any such new Lien is limited to all or part of the same property or assets, plus improvements, accessions, proceeds or dividends or distributions in respect thereof, that secured, or, under the written arrangements under which the original Lien arose, could secure, the obligations to which such Liens relate.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock" as applied to the Capital Stock of any corporation means Capital Stock of any class or classes, however designated, that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Purchase Money Obligations" means any Indebtedness of Rent-A-Center or any Restricted Subsidiary incurred to finance the acquisition, construction or capital improvement of any property or business, including Indebtedness Incurred within 90 days following such acquisition

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or construction, including Indebtedness of a Person existing at the time such
Person becomes a Restricted Subsidiary or assumed by Rent-A-Center or a Restricted Subsidiary in connection with the acquisition of assets from such Person; provided, however, that any Lien on such Indebtedness shall not extend to any property other than the property so acquired or constructed.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend, including pursuant to any defeasance or discharge mechanism, (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the indenture or Incurred in compliance with the indenture, including Indebtedness of Rent-A-Center that refinances Indebtedness of any Restricted Subsidiary, to the extent permitted in the indenture, and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary, including Indebtedness that refinances Refinancing Indebtedness; provided, however, that

          (1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced,

          (2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and

          (3) such Refinancing Indebtedness is Incurred in an aggregate principal amount, or if issued with original issue discount, an aggregate issue price, that is equal to or less than the aggregate principal amount, or if issued with original issue discount, the aggregate accreted value, then outstanding of the Indebtedness being refinanced, plus fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing Indebtedness; provided further, however, that Refinancing Indebtedness shall not include

             (a) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of Rent-A-Center or

             (b) Indebtedness of Rent-A-Center or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "Related Business" means those businesses, other than the car rental business, in which Rent-A-Center or any of its Subsidiaries is engaged on the date of the Existing Indenture or that are reasonably related or incidental thereto.

     "Rent-A-Center" means Rent-A-Center, Inc., a Delaware corporation.

     "Representative" means the trustee, agent or representative, if any, for an issue of Senior Indebtedness.

     "Restricted Subsidiary" means any Subsidiary of Rent-A-Center other than an Unrestricted Subsidiary.

     "Revolving Credit Facility" means the revolving credit facility under the Senior Credit Facility, which may include any swing line or letter of credit facility or subfacility thereunder.

     "RTO Facility" means any facility through which Rent-A-Center or any of its Restricted Subsidiaries conducts the business of renting merchandise to its customers and any facility through which a franchise of Rent-A-Center or any of its Subsidiaries conducts the business of renting merchandise to customers.

     "RTO Facility Swap" means an exchange of assets, including Capital Stock of a Subsidiary or Rent-A-Center, of substantially equivalent fair market value, as conclusively determined in good faith by the Board of Directors, by Rent-A-Center or a Restricted Subsidiary for one or

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more RTO Facilities or for cash, Capital Stock, Indebtedness or other securities of any Person owning or operating one or more RTO Facilities and primarily engaged in a Related Business; provided, however, that any Net Cash Proceeds received by Rent-A-Center or any Restricted Subsidiary in connection with any such transaction must be applied in accordance with the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets."

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by Rent-A-Center or a Restricted Subsidiary whereby Rent-A-Center or such Restricted Subsidiary transfers such property to a Person and Rent-A-Center or such Restricted Subsidiary leases it from such Person, other than leases

          (1) between Rent-A-Center and a Restricted Subsidiary or

          (2) required to be classified and accounted for as capitalized leases for financial reporting purposes in accordance with GAAP.

     "SEC" means the Securities and Exchange Commission.

     "Secured Indebtedness" means any Indebtedness of Rent-A-Center secured by a Lien.

     "Senior Credit Agreement" means the credit agreement dated as of August 5, 1998, among Rent-A-Center, the banks and other financial institutions party thereto from time to time, Comerica, N.A. as the documentation agent, NationsBank, N.A. as syndication agent and JPMorgan, as administrative agent, as such agreement may be assumed by any successor in interest, and as such agreement may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Credit Agreement or otherwise).

     "Senior Credit Facility" means the collective reference to the Senior Credit Agreement, any Loan Documents, as defined therein, any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time, whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Credit Agreement or otherwise. Without limiting the generality of the foregoing, the term "Senior Credit Facility" shall include any agreement

          (1) changing the maturity of any Indebtedness incurred thereunder or contemplated thereby,

          (2) adding Subsidiaries of Rent-A-Center as additional borrowers or guarantors thereunder,

          (3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder or

          (4) otherwise altering the terms and conditions thereof.

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     "Senior Indebtedness" means the following obligations, whether outstanding on the date of the Existing Indenture or thereafter issued, without duplication:

          (1) all obligations consisting of Bank Indebtedness; and

          (2) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Rent-A-Center regardless of whether postfiling interest is allowed in such proceeding, on, and fees and other amounts owing in respect of, all other Indebtedness of Rent-A-Center, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of payment to the notes; provided, however, that Senior Indebtedness shall not include

             (a) any obligation of Rent-A-Center to any Subsidiary or any other Affiliate of Rent-A-Center, or any such Affiliate's Subsidiaries,

             (b) any liability for Federal, state, foreign, local or other taxes owed or owing by Rent-A-Center,

             (c) any accounts payable or other liability to trade creditors arising in the ordinary course of business, including Guarantees thereof or instruments evidencing such liabilities, or other current liabilities, other than current liabilities which constitute Bank Indebtedness or the current portion of any long-term Indebtedness which would constitute Senior Indebtedness but for the operation of this clause (c),

             (d) any Indebtedness, Guarantee or obligations of Rent-A-Center that is expressly subordinate or junior to any other Indebtedness, Guarantee or obligation of Rent-A-Center,

             (e) Indebtedness which is represented by redeemable Capital Stock or

             (f) that portion of any Indebtedness that is Incurred in violation of the indentures. If any Designated Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Designated Senior Indebtedness nevertheless will constitute Senior Indebtedness.

     "Senior Subordinated Indebtedness" means the notes and any other Indebtedness of Rent-A-Center that

          (1) specifically provides that such Indebtedness is to rank pari passu with the notes or is otherwise entitled Senior Subordinated Indebtedness, and

          (2) is not subordinated by its terms to any Indebtedness or other obligation of Rent-A-Center that is not Senior Indebtedness.

     "Significant Subsidiary" means

          (1) each Subsidiary that for the most recent fiscal year of such Subsidiary had consolidated revenues greater than $10.0 million or as at the end of such fiscal year had assets or liabilities greater than $10.0 million, and

          (2) any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     "S&P" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including
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pursuant to any mandatory redemption provision, but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred.

     "Subordinated Obligation" means any Indebtedness of Rent-A-Center, whether outstanding on the date of the indenture or thereafter Incurred, which is subordinate or junior in right of payment to the notes pursuant to a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests, including partnership interests, entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by

          (1) such Person or

          (2) one or more Subsidiaries of such Person.

     "Subsidiary Guarantee" means, individually, any Guarantee of payment of the notes by a Subsidiary Guarantor pursuant to the terms of the indenture, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed in the indenture.

     "Subsidiary Guarantor" means

          (1) ColorTyme, Inc. and Advantage Companies, Inc. and

          (2) any Restricted Subsidiary created or acquired by Rent-A-Center after the date of this indenture.

     "Successor Company" shall have the meaning assigned thereto in clause (1) under "-- Merger and Consolidation."

     "Temporary Cash Investments" means any of the following:

          (1) any investment in direct obligations

             (a) of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof or

             (b) of any foreign country recognized by the United States of America rated at least "A" by S&P or "A1" by Moody's,

          (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250 million, or the foreign currency equivalent thereof, and whose long-term debt is rated "A" by S&P or "A-1" by Moody's,

          (3) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (1) or (2) above entered into with a bank meeting the qualifications described in clause (2) above,

          (4) Investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation, other than an Affiliate of Rent-A-Center, organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any Investment therein is made of "P-1," or higher, according to Moody's or "A-1," or higher, according to S&P,

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          (5) Investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's,

          (6) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250 million, or the foreign currency equivalent thereof, or investments in money market funds complying with the risk limiting conditions of Rule 2a-7, or any short-term successor rule, of the SEC, under the Investment Company Act of 1940, as amended, and

          (7) similar short-term investments approved by the Board of Directors in the ordinary course of business.

     "Thorn Americas Acquisition" means the acquisition of Thorn Americas by Rent-A-Center.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C.
sec.sec. 77aaa-77bbbb) as in effect on the date of the indenture.

     "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transactions," means collectively the Thorn Americas Acquisition, the offering of the notes under the Existing Indenture, the initial borrowings under the Senior Credit Facility, and all other transactions relating to the Thorn Americas Acquisition or the financing thereof, including the issuance of Convertible Preferred Stock.

     "Trustee" means the party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

     "Trust Officer" means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the indenture.

     "Unrestricted Subsidiary" means

          (1) any Subsidiary of Rent-A-Center that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and

          (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of Rent-A-Center, including any newly acquired or newly formed Subsidiary of Rent-A-Center, to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, Rent-A-Center or any other Subsidiary of Rent-A-Center that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either

             (a) the Subsidiary to be so designated has total consolidated assets of $10,000 or less or

             (b) if such Subsidiary has consolidated assets greater than $10,000, then such designation would be permitted under "-- Certain Covenants -- Limitation on Re-

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

        stricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation

               - Rent-A-Center could incur at least $1.00 of additional
                 Indebtedness under paragraph (a) in the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and

               - no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of Rent-A-Center's Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary of Rent-A-Center all the Capital Stock of which, other than directors' qualifying shares, is owned by Rent-A-Center or another Wholly Owned Subsidiary.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

     Except as set forth below, the exchange notes will be represented by one permanent global registered note in global form, without interest coupons (the "global note"). The global note will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     The descriptions of the operations and procedures of DTC, Euroclear Bank S.A/N.V and Clearstream Bank, societe anonyme set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We take no responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended; and

     - a "clearing agency" registered pursuant to Section 17A of the Exchange
       Act.

DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, called indirect participants, that clear through or maintain a custodial relationship with a DTC

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participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

     We expect that under procedures established by DTC:

     - upon deposit of the global note, DTC will credit the accounts of DTC participants designated by the trustee with an interest in the global note; and

     - ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of DTC participants, and the records of DTC participants and the indirect participants, with respect to the interests of persons other than DTC participants.

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through DTC participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a DTC participant or an indirect participant, on the procedures of the DTC participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the DTC participants to take such action and the DTC participants would authorize holders owning through such DTC participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

     Payments with respect to the principal of, and premium, if any, liquidated damages, if any, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing such notes under the indenture. Under the terms of the indenture, we and the Trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, liquidated damages, if any, and interest). Payments by the DTC participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the DTC participants or the indirect participants and DTC.
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     Transfers between DTC participants will be effected in accordance with
DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counter party in such system in accordance with the rules and procedures and within the established deadlines, Brussels time, of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream, immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global security by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

     - DTC notifies Rent-A-Center at any time that it is unwilling or unable to continue as depository for the global notes and a successor depository is not appointed within 90 days;

     - DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depository is not appointed within 90 days;

     - Rent-A-Center, at its option, notifies the Trustee that it elects to cause the issuance of certificated notes; or

     - certain other events provided in the indenture should occur.

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             2001 NOTES EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

     In connection with the issuance of the 2001 notes, we and the initial purchasers of the 2001 notes entered into the Exchange and Registration Rights Agreement on December 19, 2001. Pursuant to this agreement, we agreed to

     - file with the SEC on or prior to February 17, 2002 a registration statement, relating to the exchange offer for the 2001 notes under the Securities Act; and

     - use our reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act on or prior to May 18, 2002.

     As soon as practicable after the effectiveness of the exchange offer registration statement, we will offer to the holders of transfer restricted securities, as defined below, who are not prohibited by any law or policy of the SEC from participating in the exchange offer, the opportunity to exchange their transfer restricted securities for an issue of the exchange notes which are identical in all material respects to the 2001 notes, except that the exchange notes will not contain terms with respect to transfer restrictions and that would be registered under the Securities Act. We will keep the exchange offer open for not less than 30 days or longer, if required by applicable law after the date on which notice of the exchange offer is mailed to the holders of the notes.

     If:

     - because of any change in law or applicable interpretations thereof by the staff of the SEC, we are not permitted to effect the exchange offer as contemplated hereby;

     - any 2001 notes validly tendered pursuant to the exchange offer are not exchanged for exchange notes within 180 days after the issue date;

     - any initial purchaser of the 2001 notes so requests with respect to 2001 notes not eligible to be exchanged for exchange notes in the exchange offer;

     - any applicable law or interpretations do not permit any holder of 2001 notes to participate in the exchange offer;

     - any holder of 2001 notes that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered old notes; or

     - we so elect,

then we will file with the SEC a shelf registration statement to cover resales of transfer restricted securities by such holders who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

     For purposes of the foregoing, "transfer restricted securities" means each 2001 note until

     - the date on which such 2001 note has been exchanged for a freely transferable exchange note in the exchange offer;

     - the date on which such 2001 note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

     - the date on which such 2001 note is distributed to the public pursuant to Rule 144 under the Securities Act or is salable pursuant to Rule 144(k) under the Securities Act.

     We will use our reasonable efforts to have the exchange offer registration statement or, if applicable, the shelf registration statement declared effective by the SEC as promptly as practicable after the filing thereof. Unless the exchange offer would not be permitted by a policy of the SEC, we will commence the exchange offer and use our reasonable efforts to consummate the exchange offer as promptly as practicable, but in any event prior to 180 days

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

after the issue date. If necessary, we will use our commercially reasonable efforts to keep the shelf registration statement effective for a period of two years after the issue date.

     If:

     - the applicable exchange offer registration statement or, if applicable, the shelf registration statement, is not filed with the SEC on or prior to February 17, 2002;

     - the applicable exchange offer registration statement or, if applicable, the shelf registration statement, is not declared effective on or prior to May 18, 2002;

     - the exchange offer is not consummated on or prior to June 17, 2002; or

     - the shelf registration statement is filed and declared effective on or prior to May 18, 2002 but shall thereafter cease to be effective, at any time that we are obligated to maintain the effectiveness thereof, without being succeeded within 45 days by an additional registration statement filed and declared effective, we will be obligated to pay liquidated damages to each holder of transfer restricted securities, during the period of one or more such above events, in an amount equal to $0.192 per week per $1,000 principal amount of the 2001 notes constituting transfer restricted securities held by such holder until the applicable registration statement is filed, the exchange offer registration statement is declared effective and the exchange offer is consummated or the shelf registration statement is declared effective or again becomes effective, as the case may be. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the 2001 notes on semi-annual payment dates which correspond to interest payment dates for the 2001 notes. The accrual of liquidated damages will cease on the day on which all registration defaults are cured.

     The exchange and registration rights agreement also provides that we shall:

     - make available for a period of 180 days after the consummation of the exchange offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such exchange notes; and

     - pay all expenses incident to the exchange offer, including the expense of one counsel to the holders of the notes and will indemnify certain holders of the notes, including any broker-dealer, against certain liabilities, including liabilities under the Securities Act.

     A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the exchange and registration rights agreement, including certain indemnification rights and obligations.

     Each holder of old notes who wishes to exchange such old notes for exchange notes in the exchange offer will be required to make certain representations, including representations that:

     - any exchange notes it receives will be acquired in the ordinary course of its business;

     - it has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

     - it is not an "affiliate," as defined in Rule 405 under the Securities Act, of us, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for notes that

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

were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

     Holders of the 2001 notes will be required to make certain representations to Rent-A-Center in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement and benefit from the provisions regarding liquidated damages set forth in the preceding paragraphs. A holder who sells 2001 notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the exchange and registration rights agreement which are applicable to such a holder, including certain indemnification obligations.

     For so long as the old notes are outstanding, we will continue to provide to holders of the old notes and to prospective purchasers of the old notes the information required by Rule 144A(d)(4) under the Securities Act.

     The foregoing description of the exchange and registration rights agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the exchange and registration rights agreement which is filed as an exhibit to the registration statement of which this prospectus is a part. However, we believe that this prospectus disclosure presents all the material terms of the exchange and registration rights agreement.

     The original issuance of the 1998 notes was registered under the Securities Act, and thus the 1998 notes are, generally, freely tradable securities. The objective of the exchange offer is to create a single series of debt securities having a total outstanding principal amount which is larger than that of either the 1998 notes or the 2001 notes as separate series, thus resulting in greater liquidity for the exchange notes. However, see "Risk Factors -- Because the total outstanding principal of the exchange notes will include the total outstanding principal amount of the 1998 notes and the 2001 notes, you will experience an immediate dilution of your percentage of ownership of such series."

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                              CERTAIN U.S. FEDERAL
                            INCOME TAX CONSEQUENCES

GENERAL

     The following is a summary of certain U.S. federal income tax consequences associated with the exchange of old notes for exchange notes pursuant to the exchange offer, and does not purport to be a complete analysis of all potential tax consequences. This summary is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below.

     This summary applies only to those persons who are the initial holders of old notes, who acquired old notes for cash and who hold old notes as capital assets, and assumes that the old notes were not issued with "original issue discount," as defined in the Internal Revenue Code. It does not address the tax consequences to taxpayers who are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies and persons who are not "U.S. Holders", or the effect of any applicable U.S. federal estate and gift tax laws or state, local or foreign tax laws. For purposes of this summary, a "U.S. Holder" means a beneficial owner of a note who purchased the notes pursuant to the offering that is for U.S. federal income tax purposes

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

EXCHANGE OFFER

     The exchange of old notes for exchange notes pursuant to the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes. Accordingly, a U.S. Holder should not recognize gain or loss upon the receipt of exchange notes pursuant to the exchange offer, and a U.S. holder should be required to include interest on the exchange notes in gross income in the manner and to the extent interest income was includible under the old notes. A U.S. holder's holding period for the exchange notes should include the holding period of the old notes exchanged therefor, and such holder's adjusted basis in the exchange notes should be the same as the adjusted basis of the old notes exchanged therefor immediately before the exchange.

     The foregoing discussion is included herein for general information only. Accordingly, each holder should consult with its own tax advisors concerning the tax consequences of the exchange offer with respect to its particular situation, including the application and effect of state, local and foreign income and other tax laws.

                              PLAN OF DISTRIBUTION

     Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by holders thereof, other than any holder which is:

     - an "affiliate" of us within the meaning of Rule 405 under the Securities Act;

     - a broker-dealer who acquired notes directly from us; or

     - broker-dealers who acquired notes as a result of market-making or other trading activities,

without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, broker-dealers receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the SEC has taken the position that these broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer, other than a resale of an unsold allotment from the sale of the old notes to the initial purchasers, with the prospectus contained in the exchange offer registration statement. Pursuant to the exchange and registration rights agreement, we have agreed to permit these broker-dealers to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests such documents in the letter(s) of transmittal.

     The objective of the exchange offer is to create a single series of debt securities having a total outstanding principal amount which is larger than that of either the 1998 notes or the 2001 notes as separate series, thus resulting in greater liquidity for the exchange notes. However, see "Risk Factors -- Because the total outstanding principal of the exchange notes will include the total outstanding principal amount of the 1998 notes and the 2001 notes, you will experience an immediate dilution of your percentage of ownership of such series."

     Each holder of the old notes who wishes to exchange its old notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in "The Exchange Offer -- Purpose and Effect of the Exchange Offer."

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. Until June 26, 2002, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letters of transmittal state that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter(s) of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the 2001 notes, other than commissions or concessions of any broker-dealers and will indemnify the holders of the 2001 notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     The financial statements as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been so included in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

     Grant Thornton LLP has advised us that from December 28, 1998 through March 27, 2000, a benefit plan managed by a third-party brokerage firm for the benefit of Grant Thornton LLP's employees owned up to 120 shares of our common stock. Accordingly, this has raised an issue as to Grant Thornton LLP's independence. Grant Thornton LLP has disclosed the situation to the SEC. Grant Thornton LLP has also advised us that, notwithstanding the benefit plan's investment in our common stock, Grant Thornton LLP intends to sign audit opinions and consents to incorporation by reference as necessary in connection with documents filed by us with the SEC and other third parties.

                                 LEGAL MATTERS

     The validity of the exchange notes offered by this prospectus will be passed upon for us by Winstead Sechrest & Minick P.C., Dallas, Texas.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read this information at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Please call 1-800-SEC-0330 for further information on its regional public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K. Street, N.W., Washington, D.C. 20006-1500.

     We, together with the subsidiary guarantors, have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be a part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       2000;

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       2001;

     - Our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001;

     - Our Current Report on Form 8-K filed May 11, 2001;

     - Our Quarterly Report on Form 10/Q for the quarter ended June 30, 2001;

     - Our Current Report on Form 8-K filed October 11, 2001;

     - Our Quarterly Report on Form 10-Q for the quarter ended September 30,
       2001;

     - Those portions of our Current Report in Item 5 of, and the exhibits to, Form 8-K filed December 4, 2001 (but specifically excluding those portions merely furnished to the SEC under Item 9);

     - Our Current Report on Form 8-K filed December 19, 2001; and

     - The portions of our proxy statement for our 2001 annual meeting of our stockholders that have been incorporated by reference into our annual report.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Rent-A-Center, Inc.
                         Attention: Corporate Secretary
                             5700 Tennyson Parkway
                                  Third Floor
                               Plano, Texas 75024
                           Telephone: (972) 801-1100

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Financial Statements
  Balance Sheets............................................  F-3
  Statements of Earnings....................................  F-4
  Statement of Stockholders' Equity.........................  F-5
  Statements of Cash Flows..................................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Rent-A-Center, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          GRANT THORNTON LLP

Dallas, Texas
February 11, 2002

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
ASSETS

Cash and cash equivalents...................................  $  107,958   $   36,495
Accounts receivable -- trade................................       1,664        3,254
Prepaid expenses and other assets...........................      29,846       31,805
Rental merchandise, net
  On rent...................................................     531,627      477,095
  Held for rent.............................................     122,074      110,137
Property assets, net........................................     106,883       87,168
Deferred income taxes.......................................       8,772       32,628
Intangible assets, net......................................     711,096      708,328
                                                              ----------   ----------
                                                              $1,619,920   $1,486,910
                                                              ==========   ==========

LIABILITIES

Accounts payable -- trade...................................  $   49,930   $   65,696
Accrued liabilities.........................................     170,196       89,560
Senior debt.................................................     428,000      566,051
Subordinated notes payable, net of discount.................     274,506      175,000
                                                              ----------   ----------
                                                                 922,632      896,307
COMMITMENTS AND CONTINGENCIES...............................          --           --
PREFERRED STOCK
  Redeemable convertible voting preferred stock, net of
     placement costs, $.01 par value; 5,000,000 shares
     authorized; 292,434 and 281,756 shares issued and
     outstanding in 2001 and 2000, respectively.............     291,910      281,232
STOCKHOLDERS' EQUITY
  Common stock, $.01 par value; 125,000,000 and 50,000,000
     shares authorized; 27,726,092 and 25,700,058 shares
     issued in 2001 and 2000, respectively..................         277          257
  Additional paid-in capital................................     191,438      115,607
  Accumulated comprehensive loss............................      (6,319)          --
  Retained earnings.........................................     269,982      218,507
                                                              ----------   ----------
  Treasury stock, 2,224,179 and 990,099 shares at cost in
     2001 and 2000, respectively............................     (50,000)     (25,000)
                                                              ----------   ----------
                                                                 405,378      309,371
                                                              ----------   ----------
                                                              $1,619,920   $1,486,910
                                                              ==========   ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Store
     Rentals and fees.................................  $1,650,851    $1,459,664    $1,270,885
     Merchandise sales................................      94,733        81,166        88,516
     Other............................................       3,476         3,018         2,177
  Franchise
     Merchandise sales................................      53,584        51,769        49,696
     Royalty income and fees..........................       5,884         5,997         5,893
                                                        ----------    ----------    ----------
                                                         1,808,528     1,601,614     1,417,167
Operating expenses
  Direct store expenses
     Depreciation of rental merchandise...............     343,197       299,298       265,486
     Cost of merchandise sold.........................      72,539        65,332        74,027
     Salaries and other expenses......................   1,019,402       866,234       770,572
  Franchise cost of merchandise sold..................      51,251        49,724        47,914
                                                        ----------    ----------    ----------
                                                         1,486,389     1,280,588     1,157,999
  General and administrative expenses.................      55,359        48,093        42,029
  Amortization of intangibles.........................      30,194        28,303        27,116
  Class action litigation settlements.................      52,000       (22,383)           --
                                                        ----------    ----------    ----------
          Total operating expenses....................   1,623,942     1,334,601     1,227,144
                                                        ----------    ----------    ----------
          Operating profit............................     184,586       267,013       190,023
Interest expense......................................      60,874        74,324        75,673
Interest income.......................................      (1,094)       (1,706)         (904)
                                                        ----------    ----------    ----------
          Earnings before income taxes................     124,806       194,395       115,254
Income tax expense....................................      58,589        91,368        55,899
                                                        ----------    ----------    ----------
          NET EARNINGS................................      66,217       103,027        59,355
Preferred dividends...................................      15,408        10,420        10,039
                                                        ----------    ----------    ----------
Net earnings allocable to common stockholders.........  $   50,809    $   92,607    $   49,316
                                                        ==========    ==========    ==========
Basic earnings per common share.......................  $     1.97    $     3.79    $     2.04
                                                        ==========    ==========    ==========
Diluted earnings per common share.....................  $     1.79    $     2.96    $     1.74
                                                        ==========    ==========    ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 2001

                                      COMMON STOCK     ADDITIONAL                          ACCUMULATED
                                     ---------------    PAID-IN     RETAINED   TREASURY   COMPREHENSIVE
                                     SHARES   AMOUNT    CAPITAL     EARNINGS    STOCK     INCOME (LOSS)     TOTAL
                                     ------   ------   ----------   --------   --------   --------------   --------
                                                                     (IN THOUSANDS)
Balance at January 1, 1999.........  25,074    $251     $101,781    $ 77,881   $(25,000)     $     --      $154,913
  Net earnings.....................      --      --           --      59,355         --            --        59,355
  Preferred dividends..............      --      --           --     (11,426)        --            --       (11,426)
  Exercise of stock options........     223       2        3,318          --         --            --         3,320
  Tax benefits related to exercise
    of stock options...............      --      --          528          --         --            --           528
                                     ------    ----     --------    --------   --------      --------      --------
Balance at December 31, 1999.......  25,297     253      105,627     125,810    (25,000)           --       206,690
  Net earnings.....................      --      --           --     103,027         --            --       103,027
  Preferred dividends..............      --      --           --     (10,330)        --            --       (10,330)
  Issuance of stock options for
    services.......................      --      --           65          --         --            --            65
  Exercise of stock options........     403       4        8,430          --         --            --         8,434
  Tax benefits related to exercise
    of stock options...............      --      --        1,485          --         --            --         1,485
                                     ------    ----     --------    --------   --------      --------      --------
Balance at December 31, 2000.......  25,700     257      115,607     218,507    (25,000)           --       309,371
  Net earnings.....................      --      --           --      66,217         --            --        66,217
  Other comprehensive income
    (loss):
    Cumulative effect of adoption
      of SFAS 133..................      --      --           --          --         --         1,378         1,378
    Losses on interest rate swaps,
      net of tax...................      --      --           --          --         --       (11,556)      (11,556)
    Reclassification adjustment for
      losses included in net
      earnings, net of tax.........      --      --           --          --         --         3,859         3,859
                                                                                             --------      --------
      Other comprehensive loss.....      --      --           --          --         --        (6,319)       (6,319)
                                                                                             --------      --------
    Comprehensive income...........      --      --           --          --         --            --        59,898
  Purchase of treasury stock (1,234
    shares)........................      --      --           --          --    (25,000)           --       (25,000)
  Issuance of common stock in
    public offering, net of
    issuance costs of $3,253.......   1,150      12       45,610          --         --            --        45,622
  Preferred dividends..............      --      --        4,064     (14,742)        --            --       (10,678)
  Issuance of stock options for
    services.......................      --      --          111          --         --            --           111
  Exercise of stock options........     876       8       20,309          --         --            --        20,317
  Tax benefits related to exercise
    of stock options...............      --      --        5,737          --         --            --         5,737
                                     ------    ----     --------    --------   --------      --------      --------
Balance at December 31, 2001.......  27,726    $277     $191,438    $269,982   $(50,000)     $ (6,319)     $405,378
                                     ======    ====     ========    ========   ========      ========      ========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                           ---------------------------------
                                                             2001        2000        1999
                                                           ---------   ---------   ---------
                                                                    (IN THOUSANDS)
Cash flows from operating activities
  Net earnings...........................................  $  66,217   $ 103,027   $  59,355
  Adjustments to reconcile net earnings to net cash
     provided by (used in) operating activities
     Depreciation of rental merchandise..................    343,197     299,298     265,486
     Depreciation of property assets.....................     37,910      33,144      31,313
     Amortization of intangibles.........................     30,194      28,303      27,116
     Amortization of financing fees......................      2,760       2,705       2,608
  Changes in operating assets and liabilities, net of
     effects of acquisitions
     Rental merchandise..................................   (391,932)   (342,233)   (387,903)
     Accounts receivable -- trade........................      1,590         629        (587)
     Prepaid expenses and other assets...................     (1,709)     (6,624)      6,522
     Deferred income taxes...............................     23,856      77,738      64,231
     Accounts payable -- trade...........................    (15,766)     12,197       9,584
     Accrued liabilities.................................     79,413     (16,621)   (106,975)
                                                           ---------   ---------   ---------
          Net cash provided by (used in) operating
            activities...................................    175,730     191,563     (29,250)
Cash flows from investing activities
  Purchase of property assets............................    (57,532)    (37,937)    (36,211)
  Proceeds from sale of property assets..................        706       1,403       8,563
  Acquisitions of businesses, net of cash acquired.......    (49,835)    (42,538)         --
                                                           ---------   ---------   ---------
          Net cash used in investing activities..........   (106,661)    (79,072)    (27,648)
                                                           ---------   ---------   ---------
Cash flows from financing activities
  Purchase of treasury stock.............................    (25,000)         --          --
  Proceeds from issuance of common stock, net of issuance
     costs...............................................     45,622          --          --
  Exercise of stock options..............................     20,317       8,434       3,320
  Proceeds from debt.....................................     99,506     242,975     320,815
  Repayments of debt.....................................   (138,051)   (349,084)   (279,355)
                                                           ---------   ---------   ---------
          Net cash provided by (used in) financing
            activities...................................      2,394     (97,675)     44,780
                                                           ---------   ---------   ---------
          NET INCREASE (DECREASE) IN CASH AND CASH
            EQUIVALENTS..................................     71,463      14,816     (12,118)
Cash and cash equivalents at beginning of year...........     36,495      21,679      33,797
                                                           ---------   ---------   ---------
Cash and cash equivalents at end of year.................  $ 107,958   $  36,495   $  21,679
                                                           =========   =========   =========
Supplemental cash flow information
  Cash paid during the year for:
     Interest............................................  $  56,306   $  75,956   $  76,653
     Income taxes........................................  $  21,526   $   9,520   $   4,631
Supplemental schedule of non-cash investing and financing
  activities
Fair value of assets acquired............................  $  49,835   $  42,538   $      --
Cash paid................................................     49,835      42,538          --
                                                           ---------   ---------   ---------
Liabilities assumed......................................  $      --   $      --   $      --
                                                           =========   =========   =========

     During 2001 and 2000, the Company paid Series A preferred dividends of approximately $10.7 million and $10.3 million by issuing 10,678 and 10,330 shares of Series A preferred stock, respectively.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

  PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS

     The accompanying financial statements include the accounts of Rent-A-Center, Inc. ("Rent-A-Center"), and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated. Rent-A-Center's sole operating segment consists of leasing household durable goods to customers on a rent-to-own basis. At December 31, 2001, Rent-A-Center operated 2,281 stores which were located throughout the 50 United States, the District of Columbia and the Commonwealth of Puerto Rico.

     ColorTyme, Inc. ("ColorTyme"), Rent-A-Center's only subsidiary with substantive operations, is a nationwide franchisor of 342 franchised rent-to-own stores operating in 42 states. These rent-to-own stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories. ColorTyme's primary source of revenues is the sale of rental merchandise to its franchisees, who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own program. The balance of ColorTyme's revenues are generated primarily from royalties based on franchisees' monthly gross revenues.

  RENTAL MERCHANDISE

     Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation is provided using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental-purchase agreement period, generally 12 to 36 months. Under the income forecasting method, merchandise held for rent is not depreciated, and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity based method similar to the units of production method.

     Rental merchandise which is damaged and inoperable, or not returned by the customer after becoming delinquent on payments, is written-off when such impairment occurs.

  CASH EQUIVALENTS

     For purposes of reporting cash flows, cash equivalents include all highly liquid investments with an original maturity of three months or less.

  RENTAL REVENUE AND FEES

     Merchandise is rented to customers pursuant to rental-purchase agreements which provide for weekly or monthly rental terms with non-refundable rental payments. Generally, the customer has the right to acquire title either through a purchase option or through payment of all required rentals. Rental revenue and fees are recognized over the rental term. No revenue is accrued because the customer can cancel the rental contract at any time and Rent-A-Center cannot enforce collection for non-payment of rents.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     ColorTyme's revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee.

  PROPERTY ASSETS AND RELATED DEPRECIATION

     Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets (generally five years) by the straight-line method. Leasehold improvements are amortized over the term of the applicable leases by the straight-line method.

  INTANGIBLE ASSETS AND AMORTIZATION

     Intangible assets are stated at cost less accumulated amortization calculated by the straight-line method.

  ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates all long-lived assets, including all intangible assets and rental merchandise, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the undiscounted net cash flows they will generate.

  INCOME TAXES

     The Company provides deferred taxes for temporary differences between the tax and financial reporting bases of assets and liabilities at the rate expected to be in effect when taxes become payable.

  EARNINGS PER COMMON SHARE

     Basic earnings per common share are based upon the weighted average number of common shares outstanding during each period presented. Diluted earnings per common share are based upon the weighted average number of common shares outstanding during the period, plus, if dilutive, the assumed exercise of stock options and the assumed conversion of convertible securities at the beginning of the year, or for the period outstanding during the year for current year issuances.

  ADVERTISING COSTS

     Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $69.1 million, $61.2 million, and $55.8 million in 2001, 2000 and 1999, respectively.

  STOCK-BASED COMPENSATION

     The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire that stock. Option grants to non-employees are expensed over the service period.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

  USE OF ESTIMATES

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues during the reporting period. Actual results could differ from those estimates.

  OTHER COMPREHENSIVE INCOME

     Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income is attributed to changes in the fair value of interest rate protection agreements, net of tax. See Note E for further discussion of accounting for interest rate swap agreements.

  NEW ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 is effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Certain provisions of this statement, however, applied to goodwill and other intangible assets acquired between July 1, 2001 and December 31, 2001.

     Major provisions of these statements and their effective dates are as follows:

     - all business combinations initiated after June 30, 2001 must use the purchase method of accounting;

     - intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability;

     - goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized;

     - effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization;

     - effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator; and

     - all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     The Company amortized goodwill and intangible assets acquired prior to July 1, 2001 until December 31, 2001. Beginning January 1, 2002, annual goodwill amortization of approximately $28.4 million will no longer be recognized. The Company intends to complete a transitional impairment test of all intangible assets by March 31, 2002 and a transitional fair value based impairment test of goodwill as of January 1, 2002 by June 30, 2002. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not believe that the implementation of this standard will have a material effect on its financial position, results of operations, or cash flows.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the implementation of this standard will have a material effect on its financial position, results of operations, or cash flows.

NOTE B -- RENTAL MERCHANDISE

                                                                  DECEMBER 31,
                                                               -------------------
                                                                 2001       2000
                                                               --------   --------
                                                                 (IN THOUSANDS)
On rent
  Cost......................................................   $885,015   $768,590
  Less accumulated depreciation.............................    353,388    291,495
                                                               --------   --------
                                                               $531,627   $477,095
                                                               ========   ========
Held for rent
  Cost......................................................   $156,013   $136,850
  Less accumulated depreciation.............................     33,939     26,713
                                                               --------   --------
                                                               $122,074   $110,137
                                                               ========   ========

NOTE C -- PROPERTY ASSETS

                                                                  DECEMBER 31,
                                                               ------------------
                                                                 2001      2000
                                                               --------   -------
                                                                 (IN THOUSANDS)
Furniture and equipment.....................................   $ 94,689   $71,024
Transportation equipment....................................     27,384    29,500
Building and leasehold improvements.........................     85,699    61,439
Construction in progress....................................      6,083     3,300
                                                               --------   -------
                                                                213,855   165,263
Less accumulated depreciation...............................    106,972    78,095
                                                               --------   -------
                                                               $106,883   $87,168
                                                               ========   =======

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTE D -- INTANGIBLE ASSETS

                                                                    DECEMBER 31,
                                                  AMORTIZATION   -------------------
                                                     PERIOD        2001       2000
                                                  ------------   --------   --------
                                                                   (IN THOUSANDS)
Noncompete agreements..........................    2-5 years     $  1,677   $  5,152
Franchise network..............................    10 years         3,000      3,000
Goodwill.......................................   20-30 years     806,524    775,797
Other..........................................     Various         3,994      1,899
                                                                 --------   --------
                                                                  815,195    785,848
Less accumulated amortization..................                   104,099     77,520
                                                                 --------   --------
                                                                 $711,096   $708,328
                                                                 ========   ========

NOTE E -- SENIOR DEBT

     The Company has a Senior Credit Facility (the "Facility") with a syndicate of banks. The Company also has other debt facilities. These facilities consist of the following:

                                          DECEMBER 31, 2001                    DECEMBER 31, 2000
                                  ----------------------------------   ----------------------------------
                       FACILITY   MAXIMUM      AMOUNT       AMOUNT     MAXIMUM      AMOUNT       AMOUNT
                       MATURITY   FACILITY   OUTSTANDING   AVAILABLE   FACILITY   OUTSTANDING   AVAILABLE
                       --------   --------   -----------   ---------   --------   -----------   ---------
                                                         (IN THOUSANDS)
Senior Credit
  Facility:
  Term Loan "B"......    2006     $148,850    $148,850      $    --    $203,300    $203,300      $    --
  Term Loan "C"......    2007      192,754     192,754           --     248,815     248,815           --
  Term Loan "D"(2)...    2007       86,396      86,396           --     113,936     113,936           --
  Revolver(1)........    2004      120,000          --       56,425     120,000          --       76,272
                                  --------    --------      -------    --------    --------      -------
                                   548,000     428,000       56,425     686,051     566,051       76,272
Other Indebtedness:
  Line of credit.....               10,000          --       10,000       5,000          --        5,000
                                  --------    --------      -------    --------    --------      -------
Total Debt
  Facilities.........             $558,000    $428,000      $66,425    $691,051    $566,051      $81,272
                                  ========    ========      =======    ========    ========      =======

---------------

(1) At December 31, 2001 and 2000, the amounts available under the Company's revolving facility were reduced by approximately $63.6 million and $43.7 million, respectively, for outstanding letters of credit used to support the Company's insurance obligations.

(2) On June 29, 2000, the Company refinanced a portion the Facility by adding a new $125 million Term tranche. No significant mandatory principal repayments are required on the Term D facility until the tranche becomes due in 2007.

     Borrowings under the Facility bear interest at varying rates equal to 0.50% to 2.00% over the designated prime rate (4.75% per annum at December 31, 2001) or 1.50% to 3.0% over LIBOR (1.88% at December 31, 2001) at the Company's option, and are subject to quarterly adjustments based on certain leverage ratios. At December 31, 2001, the average rate on outstanding borrowings was 8.15%, before considering the interest rate swap agreements as described below, and 8.76% after giving effect to the interest rate swap agreements in effect at December 31, 2001. A commitment fee equal to 0.25% to 0.50% of the unused portion of the Facility is payable quarterly.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     The Facility is collateralized by substantially all of the Company's tangible and intangible assets, and is unconditionally guaranteed by each of the Company's subsidiaries. In addition, the Facility contains several financial covenants as defined therein, including a maximum leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio, as well as restrictions on capital expenditures, additional indebtedness, and the disposition of assets not in the ordinary course of business.

     The following are scheduled maturities of senior debt at December 31, 2001:

YEAR ENDING DECEMBER 31,                                      (IN THOUSANDS)
------------------------                                      --------------
2002........................................................     $  1,849
2003........................................................        1,849
2004........................................................       26,379
2005........................................................      100,000
2006........................................................      177,078
Thereafter..................................................      120,845
                                                                 --------
                                                                 $428,000
                                                                 ========

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.
133. These Standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The Company has designated its interest rate swap agreements as a cash flow hedge.

     The adoption of SFAS No. 133 on January 1, 2001 resulted in the recognition of approximately $2.6 million, or $1.4 million after taxes, of derivative assets on the Company's consolidated balance sheet and $1.4 million of hedging gains included in accumulated other comprehensive income as the cumulative effect of a change in accounting principle. During the year ended December 31, 2001, the Company recognized $3.9 million, net of tax, in additional interest expense attributable to the difference in the variable interest on the debt and fixed interest under the interest rate protection agreements. No gain or loss from hedge ineffectiveness was required to be recognized. At December 31, 2001, the fair value of the interest rate protection agreements was a cumulative loss of $6.3 million, net of tax.

     At December 31, 2001, the Company had two interest rate swap agreements to limit the effect of increases in interest rates. These agreements both expire in 2003, and have an aggregate notional principal amount of $250.0 million. The effect of these agreements is to limit the Company's interest rate exposure by fixing the LIBOR rate at 5.60%. The Company had another $250.0 million interest rate swap agreement which expired in September 2001. The agreements had no cost to the Company.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTE F -- SUBORDINATED NOTES PAYABLE

     Rent-A-Center has $275.0 million of subordinated notes outstanding, maturing on August 15, 2008, including $100.0 million which were issued in December 2001 at 99.5% of par. The notes require semi-annual interest-only payments at 11%, and are guaranteed by Rent-A-Center's two principal subsidiaries. The notes are redeemable at Rent-A-Center's option, at any time on or after August 15, 2003, at a set redemption price that varies depending upon the proximity of the redemption date to final maturity. Upon a change of control, the holders of the subordinated notes have the right to require Rent-A-Center to redeem the notes.

     The notes contain restrictive covenants, as defined therein, including a consolidated interest coverage ratio and limitations on incurring additional indebtedness, selling assets of Rent-A-Center's subsidiaries, granting liens to third parties, making restricted payments and engaging in a merger or selling substantially all of Rent-A-Center's assets.

     Rent-A-Center's direct and wholly-owned subsidiaries, consisting of ColorTyme and Advantage Companies, Inc. (collectively, the "Guarantors"), have fully, jointly and severally, and unconditionally guaranteed the obligations of Rent-A-Center with respect to these notes. The only direct or indirect subsidiaries of Rent-A-Center that are not Guarantors are inconsequential subsidiaries. There are no restrictions on the ability of any of the Guarantors to transfer funds to Rent-A-Center in the form of loans, advances or dividends, except as provided by applicable law.

     Set forth below is certain condensed consolidating financial information as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001. The financial information includes the Guarantors from the dates they were acquired or formed by Rent-A-Center and is presented using the push-down basis of accounting.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                 PARENT     SUBSIDIARY   CONSOLIDATING
                                                COMPANY     GUARANTORS    ADJUSTMENTS      TOTAL
                                               ----------   ----------   -------------   ----------
                                                                  (IN THOUSANDS)
CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2001
Rental merchandise, net......................  $  653,701    $     --      $      --     $  653,701
Intangible assets, net.......................     367,271     343,825             --        711,096
Other assets.................................     578,077      18,788       (341,742)       255,123
                                               ----------    --------      ---------     ----------
          Total assets.......................  $1,599,049    $362,613      $(341,742)    $1,619,920
                                               ==========    ========      =========     ==========
Senior Debt..................................  $  428,000    $     --      $      --     $  428,000
Other liabilities............................     489,174       5,458             --        494,632
Preferred stock..............................     291,910          --             --        291,910
Stockholder's equity.........................     389,965     357,155       (341,742)       405,378
                                               ----------    --------      ---------     ----------
          Total liabilities and equity.......  $1,599,049    $362,613      $(341,742)    $1,619,920
                                               ==========    ========      =========     ==========
DECEMBER 31, 2000
Rental merchandise, net......................  $  587,232    $     --      $      --     $  587,232
Intangible assets, net.......................     351,498     356,830             --        708,328
Other assets.................................     531,992      13,754       (354,396)       191,350
                                               ----------    --------      ---------     ----------
          Total assets.......................  $1,470,722    $370,584      $(354,396)    $1,486,910
                                               ==========    ========      =========     ==========
Senior Debt..................................  $  566,051    $     --      $      --     $  566,051
Other liabilities............................     325,995       4,261             --        330,256
Preferred stock..............................     281,232          --             --        281,232
Stockholder's equity.........................     297,444     366,323       (354,396)       309,371
                                               ----------    --------      ---------     ----------
          Total liabilities and equity.......  $1,470,722    $370,584      $(354,396)    $1,486,910
                                               ==========    ========      =========     ==========

                                                           PARENT     SUBSIDIARY
                                                          COMPANY     GUARANTORS     TOTAL
                                                         ----------   ----------   ----------
                                                                    (IN THOUSANDS)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001
Total revenues.........................................  $1,749,060    $59,468     $1,808,528
Direct store expenses..................................   1,435,138         --      1,435,138
Other..................................................     243,266     63,907        307,173
                                                         ----------    -------     ----------
Net earnings (loss)....................................  $   70,656    $(4,439)    $   66,217
                                                         ==========    =======     ==========
YEAR ENDED DECEMBER 31, 2000
Total revenues.........................................  $1,543,848    $57,766     $1,601,614
Direct store expenses..................................   1,230,864         --      1,230,864
Other..................................................     205,342     62,381        267,723
                                                         ----------    -------     ----------
Net earnings (loss)....................................  $  107,642    $(4,615)    $  103,027
                                                         ==========    =======     ==========
YEAR ENDED DECEMBER 31, 1999
Total revenues.........................................  $1,361,578    $55,589     $1,417,167
Direct store expenses..................................   1,110,085         --      1,110,085
Other..................................................     187,156     60,571        247,727
                                                         ----------    -------     ----------
Net earnings (loss)....................................  $   64,337    $(4,982)    $   59,355
                                                         ==========    =======     ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                            PARENT     SUBSIDIARY
                                                            COMPANY    GUARANTORS     TOTAL
                                                           ---------   ----------   ---------
                                                                     (IN THOUSANDS)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
Net cash provided by operating activities................  $ 169,178    $ 6,552     $ 175,730
                                                           ---------    -------     ---------
Cash flows from investing activities
  Purchase of property assets............................    (57,477)       (55)      (57,532)
  Acquisitions of businesses, net of cash acquired.......    (49,835)        --       (49,835)
  Other..................................................        706         --           706
                                                           ---------    -------     ---------
Net cash used in investing activities....................   (106,606)       (55)     (106,661)
Cash flows from financing activities
  Purchase of treasury stock.............................    (25,000)        --       (25,000)
  Exercise of stock options..............................     20,317         --        20,317
  Repayments of debt.....................................   (138,051)        --      (138,051)
  Proceeds from debt.....................................     99,506         --        99,506
  Proceeds from issuance of common stock.................     45,622         --        45,622
  Intercompany advances..................................      6,497     (6,497)           --
                                                           ---------    -------     ---------
Net cash provided by (used in) financing activities......      8,891     (6,497)        2,394
                                                           ---------    -------     ---------
Net increase in cash and cash equivalents................     71,463         --        71,463
Cash and cash equivalents at beginning of year...........     36,495         --        36,495
                                                           ---------    -------     ---------
Cash and cash equivalents at end of year.................  $ 107,958    $    --     $ 107,958
                                                           =========    =======     =========
YEAR ENDED DECEMBER 31, 2000
Net cash provided by operating activities................  $ 185,719    $ 5,844     $ 191,563
                                                           ---------    -------     ---------
Cash flows from investing activities
  Purchase of property assets............................    (37,843)       (94)      (37,937)
  Acquisitions of businesses, net of cash acquired.......    (42,538)        --       (42,538)
  Other..................................................      1,403         --         1,403
                                                           ---------    -------     ---------
Net cash used in investing activities....................    (78,978)       (94)      (79,072)
Cash flows from financing activities
  Proceeds from debt.....................................    242,975         --       242,975
  Repayments of debt.....................................   (349,084)        --      (349,084)
  Intercompany advances..................................      5,750     (5,750)           --
  Other..................................................      8,434         --         8,434
                                                           ---------    -------     ---------
Net cash used in financing activities....................    (91,925)    (5,750)      (97,675)
                                                           ---------    -------     ---------
Net increase in cash and cash equivalents................     14,816         --        14,816
Cash and cash equivalents at beginning of year...........     21,679         --        21,679
                                                           ---------    -------     ---------
Cash and cash equivalents at end of year.................  $  36,495    $    --     $  36,495
                                                           =========    =======     =========
YEAR ENDED DECEMBER 31, 1999
Net cash provided by (used in) operating activities......  $ (34,426)   $ 5,176     $ (29,250)
                                                           ---------    -------     ---------

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                            PARENT     SUBSIDIARY
                                                            COMPANY    GUARANTORS     TOTAL
                                                           ---------   ----------   ---------
                                                                     (IN THOUSANDS)
Cash flows from investing activities
  Purchase of property assets............................    (35,979)      (232)      (36,211)
  Proceeds from sale of property assets..................      8,563         --         8,563
                                                           ---------    -------     ---------
Net cash used in investing activities....................    (27,416)      (232)      (27,648)
Cash flows from financing activities
  Proceeds from debt.....................................    320,815         --       320,815
  Repayments of debt.....................................   (279,355)        --      (279,355)
  Intercompany advances..................................      4,944     (4,944)           --
  Other..................................................      3,320         --         3,320
                                                           ---------    -------     ---------
Net cash provided by (used in) financing activities......     49,724     (4,944)       44,780
                                                           ---------    -------     ---------
Net decrease in cash and cash equivalents................    (12,118)        --       (12,118)
Cash and cash equivalents at beginning of year...........     33,797         --        33,797
                                                           ---------    -------     ---------
Cash and cash equivalents at end of year.................  $  21,679    $    --     $  21,679
                                                           =========    =======     =========

NOTE G -- ACCRUED LIABILITIES

                                                                 DECEMBER 31,
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
                                                                (IN THOUSANDS)
Taxes other than income.....................................  $ 19,071   $20,306
Income taxes payable........................................     7,081     2,788
Accrued litigation costs....................................    59,044    14,753
Accrued insurance costs.....................................    36,634    28,929
Accrued interest payable....................................    10,618     8,198
Accrued compensation and other..............................    37,748    14,586
                                                              --------   -------
                                                              $170,196   $89,560
                                                              ========   =======

     Included in the $59.0 million of accrued litigation costs is approximately $52.0 million related to the gender discrimination class action litigation settlements as more fully described in Note J.

NOTE H -- REDEEMABLE CONVERTIBLE VOTING PREFERRED STOCK

     Rent-A-Center's Series A preferred stock is convertible, at any time, into shares of Rent-A-Center's common stock at a conversion price equal to $27.935 per share, and has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. No distributions may be made to holders of common stock until the holders of the Series A preferred stock have received the liquidation preference. Dividends accrue on a quarterly basis, at the rate of $37.50 per annum, per share. A restriction under the Facility requires Rent-A-Center to pay the dividends with additional shares of Series A preferred stock until August 2003, after which Rent-A-Center must pay the dividends in cash. During 2001 and 2000, Rent-A-Center paid approximately $10.7 million and $10.3 million in Series A preferred dividends by issuing 10,678 and 10,330 shares of Series A preferred stock, respectively. At

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

December 31, 2001 and 2000, Rent-A-Center had 292,434 and 281,756 shares, respectively, of its Series A preferred stock outstanding.

     The Series A preferred stock is not redeemable until August 2002, after which time Rent-A-Center may, at its option, redeem the shares at 105% of the liquidation preference plus accrued and unpaid dividends. Holders of the Series A preferred stock have the right to require Rent-A-Center to redeem the Series A preferred stock upon a change of control, if Rent-A-Center ceases to be listed on a United States national securities exchange or the NASDAQ National Market System, or upon the eleventh anniversary of the issuance of the Series A preferred stock, at a price equal to the liquidation preference value.

     Holders of the Series A preferred stock are entitled to two seats on Rent-A-Center's Board of Directors, and are entitled to vote on all matters presented to the holders of Rent-A-Center's common stock. The number of votes per Series A preferred share is equal to the number of votes associated with the underlying voting common stock into which the Series A preferred stock is convertible.

NOTE I -- INCOME TAXES

     The income tax provision reconciled to the tax computed at the statutory Federal rate is:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              2001    2000   1999
                                                              ----    ----   ----
Tax at statutory rate.......................................  35.0%   35.0%  35.0%
State income taxes, net of federal benefit..................  5.7%    5.5%   5.5%
Effect of foreign operations, net of foreign tax credits....  0.8%    0.2%   0.3%
Goodwill amortization.......................................  5.8%    5.0%   6.4%
Other, net..................................................  (0.4)%  1.3%   1.3%
                                                              ----    ----   ----
Total.......................................................  46.9%   47.0%  48.5%
                                                              ====    ====   ====

     The components of the income tax provision are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                       ----------------------------
                                                        2001      2000       1999
                                                       -------   -------   --------
                                                              (IN THOUSANDS)
Current expense (benefit)
  Federal............................................  $24,073   $ 6,099   $(10,770)
  State..............................................    8,795     5,637        815
  Foreign............................................    1,865     1,894      1,623
                                                       -------   -------   --------
          Total current..............................   34,733    13,630     (8,332)
                                                       -------   -------   --------
Deferred expense
  Federal............................................   22,400    68,406     57,342
  State..............................................    1,456     9,332      6,889
                                                       -------   -------   --------
          Total deferred.............................   23,856    77,738     64,231
                                                       -------   -------   --------
          Total......................................  $58,589   $91,368   $ 55,899
                                                       =======   =======   ========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     Deferred tax assets and liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred tax assets
  Net operating loss carryforwards..........................  $  2,656   $ 41,515
  Accrued expenses..........................................    49,187     25,667
  Intangible assets.........................................    17,561     22,119
  Property assets...........................................    23,393     18,644
  Other tax credit carryforwards............................     5,862      5,436
  Unrealized loss on interest rate swap agreements..........     3,872         --
                                                              --------   --------
                                                               102,531    113,381
Deferred tax liability
  Rental merchandise........................................   (93,759)   (80,753)
                                                              --------   --------
          Net deferred tax asset............................  $  8,772   $ 32,628
                                                              ========   ========

     The Company has alternative minimum tax credit carryforwards of approximately $5.8 million and various state net operating loss carryforwards.

     During 1999, the Company completed its analysis of the tax bases of assets and liabilities acquired in the Thorn Americas, Inc. acquisition in 1998, resulting in a decrease in its deferred tax asset of $3.8 million and a corresponding increase in goodwill.

NOTE J -- COMMITMENTS AND CONTINGENCIES

     Rent-A-Center leases its office and store facilities and most delivery vehicles. Rental expense was $127.6 million, $105.6 million and $96.8 million for 2001, 2000, and 1999, respectively. Future minimum rental payments under operating leases with remaining noncancelable lease terms in excess of one year at December 31, 2001 are as follows:

YEAR ENDING DECEMBER 31,                                       (IN THOUSANDS)
------------------------                                       --------------
2002........................................................      $107,142
2003........................................................        95,208
2004........................................................        77,999
2005........................................................        53,164
2006........................................................        21,317
Thereafter..................................................         5,438
                                                                  --------
                                                                  $360,268
                                                                  ========

     From time to time, Rent-A-Center, along with its subsidiaries, is party to various legal proceedings arising in the ordinary course of business. Rent-A-Center is currently a party to the following material litigation:

     Colon v. Thorn Americas, Inc. In November 1997, the plaintiffs filed this statutory compliance class action lawsuit in New York alleging various statutory violations of New York consumer protection laws. The plaintiffs are seeking damages compensatory, punitive damages, interest, attorney's fees and certain injunctive relief. Although Rent-A-Center intends to

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
vigorously defend itself in this action, the ultimate outcome cannot presently be determined, and there can be no assurance that Rent-A-Center will prevail without liability.

     Wisconsin Attorney General Proceeding. In August 1999, the Wisconsin Attorney General filed suit against Rent-A-Center and its subsidiary ColorTyme in Wisconsin, alleging that its rent-to-rent transaction violates the Wisconsin Consumer Act and the Wisconsin Deceptive Advertising Statute. The Attorney General seeks injunctive relief, restoration of any losses suffered by any Wisconsin consumer harmed and civil forfeitures and penalties. In January 2002, the court granted summary judgment in favor of the Wisconsin Attorney General on the liability issues and set the case for trial on damages for February 2003. Rent-A-Center intends to vigorously defend itself in this matter. However, there can be no assurance that the outcome of this matter will not have a material adverse effect on Rent-A-Center's financial position, results of operations or cash flows.

     Walker, et. al. v. Rent-A-Center, Inc. In January 2002, a putative class action was filed against Rent-A-Center and certain of its current and former officers alleging that the defendants violated Section 10(b) and/or Section 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing false and misleading statements and omitting material facts regarding Rent-A-Center's financial performance and prospects for the third and fourth quarters of 2001. The complaint purports to be brought on behalf of all purchasers of Rent-A-Center's common stock from April 25, 2001 through October 8, 2001 and seeks damages in unspecified amounts. Rent-A-Center intends to vigorously defend itself in this matter. However, there can be no assurance that Rent-A-Center will prevail without liability.

     An adverse ruling in one or more of the aforementioned cases could have a material and adverse effect on the Company's consolidated financial statements.

     Wilfong, et. al. v. Rent-A-Center, Inc./Margaret Bunch, et. al. v. Rent-A-Center, Inc. In August 2000, a putative nationwide class action was filed against Rent-A-Center in federal court in East St. Louis, Illinois by Claudine Wilfong and sixteen plaintiffs, alleging that it engaged in class-wide gender discrimination following its acquisition of Thorn Americas. In December 2000, a similar suit filed by Margaret Bunch in federal court in the Western District of Missouri was amended to allege similar class action claims. The allegations underlying these matters involve charges of wrongful termination, constructive discharge, disparate treatment and disparate impact.

     In November 2001, Rent-A-Center announced that it had reached an agreement in principle to settle the Bunch matter for an aggregate of $12.25 million, plus attorneys fees and costs to administer the settlement. Accordingly, Rent-A-Center recorded a charge of $16.0 million related to the proposed settlement of Bunch in the third quarter of 2001. On March 7, 2002, Rent-A-Center announced an agreement in principle to settle the Wilfong matter, the Bunch matter, as well as an EEOC action in Tennessee for approximately $47.0 million. Accordingly, Rent-A-Center recorded an additional charge of $36.0 million in the fourth quarter of 2001 to reflect the total settlement of these matters. The terms of the proposed settlement are subject to the parties entering into a definitive settlement agreement and court approval.

     During 1999, Rent-A-Center funded the $11.5 million settlement of its two class action lawsuits in New Jersey, together with the $48.5 million settlement of Robinson v. Thorn Americas, Inc. The settlement of Rent-A-Center's existing litigation resulted in a charge to earnings in 1998, classified as class action legal settlements. In addition, Rent-A-Center settled and funded Anslono v. Thorn Americas, Inc. during 2000. Both the Robinson and Anslono cases were acquired in the Thorn Americas acquisition, and Rent-A-Center made appropriate

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
purchase accounting adjustments for liabilities associated with this litigation. During 2000, Rent-A-Center received refunds of approximately $22.4 million for unlocated class members which are presented as class action litigation settlements.

     In addition, Fogie v. Thorn Americas, Inc., was acquired in the Thorn Americas acquisition; however, Rent-A-Center received full indemnification from the seller for any incurred losses. In December 1991, the plaintiffs filed this class action in Minnesota alleging that Thorn's rent-to-own contracts violated Minnesota's Consumer Credit Sales Act and the Minnesota General Usury Statute. In April 1998, the court entered a final judgment against Thorn Americas for approximately $30.0 million. Following an unsuccessful appeal in August 1999, Thorn plc deposited the judgment amount in an escrow account supervised by plaintiff's counsel and the court in October 1999.

     The Company is also involved in various other legal proceedings, claims and litigation arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

     ColorTyme is a party to an agreement with a lender, who provides financing to qualifying franchisees of ColorTyme. Under this agreement, in the event of default by the franchisee under agreements governing this financing and upon the occurrence of certain events the lender may assign the loans and the collateral securing such loans to ColorTyme, with ColorTyme then succeeding to the rights of the lender under the debt agreements, including the rights to foreclose on the collateral. Rent-A-Center guarantees the obligations of ColorTyme under this agreement.

NOTE K -- STOCK BASED COMPENSATION

     Rent-A-Center's long-term incentive plan (the "Plan") for the benefit of certain key employees, consultants and directors provides the Board of Directors broad discretion in creating equity incentives. Under the plan, 7,900,000 shares of Rent-A-Center's common stock are reserved for issuance under stock options, stock appreciation rights or restricted stock grants. Options granted to employees under the Plan become exercisable over a period of one to five years from the date of grant and may be exercised up to a maximum of 10 years from date of grant. Options granted to directors are exercisable immediately. There have been no grants of stock appreciation rights and all options have been granted with fixed prices. At December 31, 2001, there were 2,095,814 shares available for issuance under the Plan.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     Information with respect to stock option activity is as follows:

                                        2001                    2000                    1999
                                ---------------------   ---------------------   ---------------------
                                             WEIGHTED                WEIGHTED                WEIGHTED
                                             AVERAGE                 AVERAGE                 AVERAGE
                                             EXERCISE                EXERCISE                EXERCISE
                                  SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                                ----------   --------   ----------   --------   ----------   --------
Outstanding at beginning of
  year........................   3,790,275    $24.32     3,590,038    $23.57     3,493,763    $23.96
Granted.......................   2,219,000     33.83     1,782,500     24.40     2,042,250     24.42
Exercised.....................    (852,309)    23.10      (427,700)    21.34      (173,875)    12.05
Forfeited.....................  (1,199,026)    29.20    (1,154,563)    23.60    (1,772,100)    24.81
                                ----------              ----------              ----------
Outstanding at end of year....   3,957,940    $28.43     3,790,275    $24.32     3,590,038    $23.57
                                ==========              ==========              ==========
Options exercisable at end of
  year........................     954,812    $24.14     1,097,961    $23.04       819,739    $20.78

     The weighted average fair value per share of options granted during 2001, 2000 and 1999 was $20.34, $14.97, and $14.38, respectively, all of which were granted at market value. Information about stock options outstanding at December 31, 2001 is summarized as follows:

                                                       OPTIONS OUTSTANDING
                                        -------------------------------------------------
                                                      WEIGHTED AVERAGE
                                          NUMBER         REMAINING       WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE
------------------------                -----------   ----------------   ----------------
$3.34 to $6.67........................      57,000       3.35 years           $ 6.44
$6.68 to $18.50.......................     362,235       7.35 years           $16.38
$18.51 to $28.50......................   2,169,230       8.34 years           $24.62
$28.51 to $33.88......................     741,475       8.57 years           $32.79
$33.89 to $49.05......................     628,000       9.44 years           $45.41
                                         ---------
                                         3,957,940
                                         =========

                                                               OPTIONS EXERCISABLE
                                                          ------------------------------
                                                            NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                                  EXERCISABLE    EXERCISE PRICE
------------------------                                  -----------   ----------------
$3.34 to $6.67..........................................     57,000          $ 6.44
$6.68 to $18.50.........................................    148,421          $16.36
$18.51 to $28.50........................................    582,479          $25.50
$28.51 to $33.88........................................    166,912          $32.38
                                                            -------
                                                            954,812
                                                            =======

     During 2001 and 2000, Rent-A-Center issued 12,500 and 25,000 options, respectively, to a non-employee for services. The options are valued at $168,378 and $65,000, respectively. The expense related to these option agreements is recognized over the service period.

     The Company has adopted only the disclosure provisions of SFAS 123 for employee stock options and continues to apply APB 25 for stock options granted under the Plan. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Rent-A-Center's common stock at the date of grant over the amount an employee must pay to acquire the common stock. Compensation costs for all other stock-based compensation is accounted for under SFAS 123. If Rent-A-Center had elected to recognize

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
compensation expense based upon the fair value at the grant date for options under the Plan consistent with the methodology prescribed by SFAS 123, the Company's 2001, 2000 and 1999 net earnings and earnings per common share would be reduced to the pro forma amounts indicated as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      --------------------------------------
                                                         2001          2000          1999
                                                      ----------    ----------    ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net earnings allocable to common stockholders
As reported........................................    $50,809       $92,607       $49,316
Pro forma..........................................    $43,429       $82,335       $41,011
Basic earnings per common share
As reported........................................    $  1.97       $  3.79       $  2.04
Pro forma..........................................    $  1.68       $  3.37       $  1.69
Diluted earnings per common share
As reported........................................    $  1.79       $  2.96       $  1.74
Pro forma..........................................    $  1.59       $  2.67       $  1.50

     The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 53% to 57%; risk-free interest rates of 4.2% to 5.3%, 6.50% and 5.55% in 2001, 2000, and 1999, respectively; no dividend yield; and expected lives of seven years.

NOTE L -- ACQUISITIONS

     For the year ending December 31, 2001, Rent-A-Center acquired 95 stores. The acquired stores were the result of 21 separate transactions for an aggregate of approximately $43.1 million in cash. One of the transactions, which took place in June 2001, consisted of 54 stores, for approximately $21.0 million in cash. All acquisitions have been accounted for as purchases, and the operating results of the acquired businesses have been included in the financial statements since their date of acquisition.

     For the year ending December 31, 2000, Rent-A-Center acquired 74 stores. The 74 acquired stores were the result of 19 separate transactions for an aggregate of approximately $42.5 million in cash.

NOTE M -- EMPLOYEE BENEFIT PLAN

     Rent-A-Center sponsors a defined contribution pension plan under Section 401(k) of the Internal Revenue Code for all employees who have completed three months of service. Employees may elect to contribute up to 20% of their eligible compensation on a pre-tax basis, subject to limitations. Rent-A-Center may make discretionary matching contributions to the 401(k) plan. During 2001, 2000, and 1999, Rent-A-Center made matching cash contributions of $3,297,940, $2,453,639, and $2,283,575, respectively, which represents 50% of the employees' contributions to the 401(k) plan up to an amount not to exceed 4% of each employee's respective compensation. As of March 15, 2000, employees may elect to purchase Rent-A-Center common stock as part of their 401(k) plan. As of December 31, 2001 and 2000, respectively, 10.8% and 5.0% of the total plan assets consisted of Rent-A-Center common stock.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTE N -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash and cash equivalents, senior debt and subordinated notes payable. The carrying amount of cash and cash equivalents approximates fair value at December 31, 2001 and 2000, because of the short maturities of these instruments. The Company's senior debt is variable rate debt that reprices frequently and entails no significant change in credit risk, and as a result, fair value approximates carrying value. The fair value of the subordinated notes payable is estimated based on discounted cash flow analysis using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. At December 31, 2001, the fair value of the subordinated notes was $277.1 million, which is $2.6 million above their carrying value of $274.5 million. Information relating to the fair value of the Company's interest rate swap agreements is set forth in Note E.

NOTE O -- EARNINGS PER COMMON SHARE

     Summarized basic and diluted earnings per common share were calculated as follows:

                                                        NET EARNINGS     SHARES     PER SHARE
                                                       --------------   --------   -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2001
Basic earnings per common share......................     $ 50,809       25,846       $1.97
Effect of dilutive stock options.....................           --          908
Effect of preferred dividend.........................       15,408       10,325
                                                          --------       ------
Diluted earnings per common share....................     $ 66,217       37,079       $1.79
                                                          ========       ======
YEAR ENDED DECEMBER 31, 2000
Basic earnings per common share......................     $ 92,607       24,432       $3.79
Effect of dilutive stock options.....................           --          433
Effect of preferred dividend.........................       10,420        9,947
                                                          --------       ------
Diluted earnings per common share....................     $103,027       34,812       $2.96
                                                          ========       ======
YEAR ENDED DECEMBER 31, 1999
Basic earnings per common share......................     $ 49,316       24,229       $2.04
Effect of dilutive stock options.....................           --          319
Effect of preferred dividend.........................       10,039        9,583
                                                          --------       ------
Diluted earnings per common share....................     $ 59,355       34,131       $1.74
                                                          ========       ======

     For 2001, 2000, and 1999, the number of stock options that were outstanding but not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the common stock and, therefore anti-dilutive, was 628,000, 1,485,118, and 1,707,947, respectively.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTE P -- UNAUDITED QUARTERLY DATA

     Summarized quarterly financial data for 2001 and 2000 is as follows:

                                               1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                               -----------   -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2001(1)
Revenues.....................................   $439,702      $442,759      $447,074      $478,993
Operating profit.............................     62,485        66,640        32,372        23,089
Net earnings.................................     24,998        27,545         9,974         3,700
Basic earnings per common share..............       0.83          0.88          0.27          0.01
Diluted earnings per common share............       0.69          0.74          0.26          0.10

                                               1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                               -----------   -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2000(2)
Revenues.....................................   $392,526      $392,245      $404,968      $411,875
Operating profit.............................     58,552        84,184        63,720        60,557
Net earnings.................................     20,889        34,621        23,901        23,616
Basic earnings per common share..............       0.75          1.32          0.87          0.85
Diluted earnings per common share............       0.61          1.00          0.68          0.67

---------------

(1) Includes the effects of a pre-tax legal settlement of $52.0 million associated with a 2001 settlement of a class action lawsuit in the state of Missouri, Illinois and Tennessee.

(2) Includes the effects of a pre-tax legal reversion of $22.4 million associated with the 1999 settlement of three class action lawsuits in the state of New Jersey.

NOTE Q -- RELATED PARTY TRANSACTIONS

     On October 8, 2001, Rent-A-Center announced the retirement of J. Ernest Talley as its Chairman and Chief Executive Officer, and the appointment of Mark
E. Speese as its new Chairman and Chief Executive Officer. In connection with Mr. Talley's retirement, Rent-A-Center's Board of Directors approved the repurchase of $25.0 million worth of shares of its common stock held by Mr. Talley at a purchase price equal to the average closing price of its common stock over the 10 trading days beginning October 9, 2001, subject to a maximum of $27.00 per share and a minimum of $20.00 per share. Under this formula, the purchase price for the repurchase was calculated at $20.258 per share. Accordingly, on October 23, 2001 Rent-A-Center repurchased 493,632 shares of its common stock from Mr. Talley at $20.258 per share for a total purchase price of $10.0 million and on November 30, 2001, repurchased an additional 740,448 shares of its common stock from Mr. Talley at $20.258 per share, for a total purchase price of an additional $15.0 million. Rent-A-Center also had the option to repurchase all of the remaining 1,714,086 shares of its common stock held by Mr. Talley at $20.258 per share for $34.7 million by February 5, 2002. Rent-A-Center exercised this option on January 25, 2002 and repurchased the remaining shares on January 30, 2002.

     One of Rent-A-Center's directors serves as Vice Chairman of the Board of Directors of Intrust Bank, N.A., one of Rent-A-Center's lenders. Intrust Bank, N.A. was a $10.4 million participant in Rent-A-Center's senior credit facility as of December 31, 2001. Rent-A-Center also

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
maintains a $10.0 million revolving line of credit with Intrust Bank, N.A. Although from time to time Rent-A-Center may draw funds from the revolving line of credit, no funds were advanced as of December 31, 2001. In addition, Intrust Bank, N.A. serves as trustee of Rent-A-Center's 401(k) plan.

     In June 2000, Rent-A-Center purchased stores from Portland II RAC, Inc. and Wilson Enterprises of Maine, Inc., each of which were ColorTyme franchisees, for $19.4 million in cash based upon a purchase formula established at the time of the Thorn Americas acquisition. Rent-A-Center's current president held approximately 15% of the stock of each of the franchisees and received $1,833,046 in cash as a result of the purchase. In July 2000, partners of Rent-A-Center's President purchased his 33 1/3% interest in CTME, LLC, another of the ColorTyme's franchisees, for $37,500. Rent-A-Center's President no longer owns an interest in any ColorTyme franchisees.

     On August 5, 1998, affiliates of Apollo Management IV, L.P. ("Apollo") purchased $250.0 million of Rent-A-Center's Series A preferred stock. Under the terms of the Series A preferred stock, the holders of the Series A preferred stock have the right to elect two members of Rent-A-Center's Board of Directors. Apollo has voting control over 100% of the issued and outstanding Series A preferred stock. In addition, pursuant to the terms of a stockholders agreement entered into between Apollo, Rent-A-Center and Mark E. Speese, Apollo has the right to nominate a third person to Rent-A-Center's Board of Directors.

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     UNTIL JUNE 26, 2002, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THE UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                              RENT-A-CENTER, INC.
                                COLORTYME, INC.
                           ADVANTAGE COMPANIES, INC.

                               OFFER TO EXCHANGE
                         11% SENIOR SUBORDINATED NOTES
                               DUE 2008, SERIES D

                              FOR ALL OUTSTANDING
                         11% SENIOR SUBORDINATED NOTES
                                    DUE 2008
                                      AND
                         11% SENIOR SUBORDINATED NOTES
                               DUE 2008, SERIES C

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                                 March 28, 2002

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